Exhibit 99.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of The Dow Chemical Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The Dow Chemical Company and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, equity, and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes and the schedule listed in the Index at Item 15(a)2 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 11, 2019, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Changes in Accounting Principles

As discussed in Note 16 to the financial statements, in the fourth quarter of 2016, the Company changed its accounting policy from expensing asbestos-related defense and processing costs as incurred to the accrual of asbestos-related defense and processing costs when probable of occurring and estimable. As discussed in Note 4 to the financial statements, in the first quarter of 2018, the Company changed its method of accounting for revenue due to the adoption of Accounting Standards Codification Topic 606, Revenue From Contracts With Customers.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP
Deloitte & Touche LLP Midland, Michigan February 11, 2019

We have served as the Company’s auditor since 1905.

The Dow Chemical Company and Subsidiaries

Consolidated Statements of Income

(In millions) For the years ended Dec 31,	2018	2017	2016
Net sales	$60,278	$55,508	$48,158
Cost of sales	47,705	43,612	37,668
Research and development expenses	1,536	1,648	1,593
Selling, general and administrative expenses	2,846	2,920	2,953
Amortization of intangibles	622	624	544
Restructuring, goodwill impairment and asset related charges - net	620	3,100	595
Integration and separation costs	1,044	786	349
Asbestos-related charge	—	—	1,113
Equity in earnings of nonconsolidated affiliates	950	762	442
Sundry income (expense) - net	181	195	1,486
Interest expense and amortization of debt discount	1,118	976	858
Income before income taxes	5,918	2,799	4,413
Provision for income taxes	1,285	2,204	9
Net income	4,633	595	4,404
Net income attributable to noncontrolling interests	134	129	86
Net income attributable to The Dow Chemical Company	4,499	466	4,318
Preferred stock dividends	—	—	340
Net income available for The Dow Chemical Company common stockholder	$4,499	$466	$3,978

See Notes to the Consolidated Financial Statements.

The Dow Chemical Company and Subsidiaries

Consolidated Statements of Comprehensive Income

(In millions) For the years ended Dec 31,	2018	2017	2016
Net income	$4,633	$595	$4,404
Other comprehensive income (loss), net of tax
Unrealized losses on investments	(67)	(46)	(4)
Cumulative translation adjustments	(225)	900	(644)
Pension and other postretirement benefit plans	(40)	391	(620)
Derivative instruments	75	(14)	113
Total other comprehensive income (loss)	(257)	1,231	(1,155)
Comprehensive income	4,376	1,826	3,249
Comprehensive income attributable to noncontrolling interests, net of tax	97	172	83
Comprehensive income attributable to The Dow Chemical Company	$4,279	$1,654	$3,166

See Notes to the Consolidated Financial Statements.

The Dow Chemical Company and Subsidiaries

Consolidated Balance Sheets

(In millions, except share amounts) At Dec 31,	2018	2017
Assets
Current Assets
Cash and cash equivalents (variable interest entities restricted - 2018: $82; 2017: $107)	$2,669	$6,188
Marketable securities	100	4
Accounts and notes receivable:
Trade (net of allowance for doubtful receivables - 2018: $106; 2017: $117)	8,246	7,338
Other	4,136	4,711
Inventories	9,260	8,376
Other current assets	852	627
Total current assets	25,263	27,244
Investments
Investment in nonconsolidated affiliates	3,823	3,742
Other investments (investments carried at fair value - 2018: $1,699; 2017: $1,512)	2,648	2,510
Noncurrent receivables	394	594
Total investments	6,865	6,846
Property
Property	61,437	60,426
Less accumulated depreciation	37,775	36,614
Net property (variable interest entities restricted - 2018: $734; 2017: $907)	23,662	23,812
Other Assets
Goodwill	13,848	13,938
Other intangible assets (net of accumulated amortization - 2018: $5,762; 2017: $5,161)	4,913	5,549
Deferred income tax assets	2,031	1,722
Deferred charges and other assets	796	829
Total other assets	21,588	22,038
Total Assets	$77,378	$79,940
Liabilities and Equity
Current Liabilities
Notes payable	$305	$484
Long-term debt due within one year	340	752
Accounts payable:
Trade	5,378	5,360
Other	3,330	3,062
Income taxes payable	791	694
Accrued and other current liabilities	3,611	4,025
Total current liabilities	13,755	14,377
Long-Term Debt (variable interest entities nonrecourse - 2018: $75; 2017: $249)	19,254	19,765
Other Noncurrent Liabilities
Deferred income tax liabilities	664	764
Pension and other postretirement benefits - noncurrent	9,226	10,794
Asbestos-related liabilities - noncurrent	1,142	1,237
Other noncurrent obligations	5,368	5,994
Total other noncurrent liabilities	16,400	18,789
Stockholders’ Equity
Common stock (authorized and issued 100 shares of $0.01 par value each)	—	—
Additional paid-in capital	7,042	6,553
Retained earnings	29,808	28,050
Accumulated other comprehensive loss	(9,885)	(8,591)
Unearned ESOP shares	(134)	(189)
The Dow Chemical Company’s stockholders’ equity	26,831	25,823
Noncontrolling interests	1,138	1,186
Total equity	27,969	27,009
Total Liabilities and Equity	$77,378	$79,940

See Notes to the Consolidated Financial Statements.

The Dow Chemical Company and Subsidiaries

Consolidated Statements of Cash Flows

(In millions) For the years ended Dec 31,	2018	2017	2016
Operating Activities
Net income	$4,633	$595	$4,404
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	3,329	3,155	2,862
Provision (Credit) for deferred income tax	(530)	933	(1,259)
Earnings of nonconsolidated affiliates less than (in excess of) dividends received	(42)	95	243
Net periodic pension benefit cost	380	1,137	389
Pension contributions	(1,656)	(1,676)	(629)
Net gain on sales of assets, businesses and investments	(67)	(1,156)	(214)
Net (gain) loss on step acquisition of nonconsolidated affiliate	47	—	(2,445)
Restructuring, goodwill impairment and asset related charges - net	620	3,100	595
Asbestos-related charge	—	—	1,113
Other net loss	426	378	361
Changes in assets and liabilities, net of effects of acquired and divested companies:
Accounts and notes receivable	(1,532)	(11,927)	(8,833)
Inventories	(983)	(1,225)	610
Accounts payable	359	1,735	569
Other assets and liabilities, net	(1,090)	(102)	(723)
Cash provided by (used for) operating activities	3,894	(4,958)	(2,957)
Investing Activities
Capital expenditures	(2,538)	(3,144)	(3,804)
Investment in gas field developments	(114)	(121)	(113)
Purchases of previously leased assets	(26)	(187)	—
Proceeds from sales of property and businesses, net of cash divested	155	1,691	284
Acquisitions of property and businesses, net of cash acquired	(20)	47	(187)
Cash acquired in step acquisition of nonconsolidated affiliate	—	—	1,070
Investments in and loans to nonconsolidated affiliates	(18)	(749)	(1,020)
Distributions and loan repayments from nonconsolidated affiliates	55	69	109
Proceeds from sales of ownership interests in nonconsolidated affiliates	4	64	22
Purchases of investments	(1,530)	(643)	(577)
Proceeds from sales and maturities of investments	1,216	1,163	733
Proceeds from interests in trade accounts receivable conduits	657	9,462	8,551
Other investing activities, net	31	(100)	24
Cash provided by (used for) investing activities	(2,128)	7,552	5,092
Financing Activities
Changes in short-term notes payable	(176)	293	(33)
Proceeds from issuance of long-term debt	2,000	—	32
Payments on long-term debt	(3,058)	(621)	(588)
Purchases of treasury stock	—	—	(916)
Proceeds from issuance of parent company stock	112	66	—
Proceeds from sales of common stock	—	423	398
Employee taxes paid for share-based payment arrangements	(92)	(93)	(65)
Distributions to noncontrolling interests	(172)	(129)	(176)
Purchases of noncontrolling interests	—	—	(202)
Dividends paid to stockholders	—	(2,179)	(2,462)
Dividends paid to parent	(3,711)	(1,056)	—
Other financing activities, net	(67)	(35)	(2)
Cash used for financing activities	(5,164)	(3,331)	(4,014)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(100)	320	(77)
Summary
Decrease in cash, cash equivalents and restricted cash	(3,498)	(417)	(1,956)
Cash, cash equivalents and restricted cash at beginning of year	6,207	6,624	8,580
Cash, cash equivalents and restricted cash at end of year	$2,709	$6,207	$6,624
Less: Restricted cash and cash equivalents, included in “Other current assets”	40	19	17
Cash and cash equivalents at end of year	$2,669	$6,188	$6,607
Supplemental cash flow information
Cash paid during year for:
Interest, net of amounts capitalized	$1,198	$1,178	$1,192
Income taxes	$1,419	$1,805	$1,592

See Notes to the Consolidated Financial Statements.

The Dow Chemical Company and Subsidiaries

Consolidated Statements of Equity

(In millions)	Preferred Stock	Common Stock	Add’l Paid in Capital	Retained Earnings	Accum Other Comp Loss	Unearned ESOP	Treasury Stock	Non- controlling Interests	Total Equity
2016
Balance at Jan 1, 2016	$4,000	$3,107	$4,936	$28,425	$(8,667)	$(272)	$(6,155)	$809	$26,183
Net income available for The Dow Chemical Company common stockholders	—	—	—	3,978	—	—	—	—	3,978
Other comprehensive loss	—	—	—	—	(1,155)	—	—	—	(1,155)
Dividends to stockholders	—	—	—	(2,037)	—	—	—	—	(2,037)
Common stock issued/sold	—	—	398	—	—	—	717	—	1,115
Stock-based compensation and allocation of ESOP shares	—	—	(376)	—	—	51	—	—	(325)
ESOP shares acquired	—	—	—	—	—	(18)	—	—	(18)
Impact of noncontrolling interests	—	—	—	—	—	—	—	433	433
Treasury stock purchases	—	—	—	—	—	—	(916)	—	(916)
Preferred stock converted to common stock	(4,000)	—	(695)	—	—	—	4,695	—	—
Other	—	—	(1)	(28)	—	—	—	—	(29)
Balance at Dec 31, 2016	$—	$3,107	$4,262	$30,338	$(9,822)	$(239)	$(1,659)	$1,242	$27,229
2017
Net income available for The Dow Chemical Company common stockholder	—	—	—	466	—	—	—	—	466
Other comprehensive income	—	—	—	—	1,231	—	—	—	1,231
Dividends to stockholders	—	—	—	(1,673)	—	—	—	—	(1,673)
Dividends to parent	—	—	—	(1,056)	—	—	—	—	(1,056)
Common stock issued/sold	—	—	423	—	—	—	724	—	1,147
Issuance of parent company stock	—	—	66	—	—	—	—	—	66
Stock-based compensation and allocation of ESOP shares	—	—	(368)	—	—	50	—	—	(318)
Impact of noncontrolling interests	—	—	—	—	—	—	—	(56)	(56)
Merger impact	—	(3,107)	2,172	—	—	—	935	—	—
Other	—	—	(2)	(25)	—	—	—	—	(27)
Balance at Dec 31, 2017	$—	$—	$6,553	$28,050	$(8,591)	$(189)	$—	$1,186	$27,009
2018
Adoption of accounting standards (Note 1)	—	—	—	989	(1,037)	—	—	—	(48)
Net income available for The Dow Chemical Company common stockholder	—	—	—	4,499	—	—	—	—	4,499
Other comprehensive loss	—	—	—	—	(257)	—	—	—	(257)
Dividends to parent	—	—	—	(3,711)	—	—	—	—	(3,711)
Issuance of parent company stock	—	—	112	—	—	—	—	—	112
Stock-based compensation and allocation of ESOP shares	—	—	377	—	—	55	—	—	432
Impact of noncontrolling interests	—	—	—	—	—	—	—	(48)	(48)
Other	—	—	—	(19)	—	—	—	—	(19)
Balance at Dec 31, 2018	$—	$—	$7,042	$29,808	$(9,885)	$(134)	$—	$1,138	$27,969

See Notes to the Consolidated Financial Statements.

The Dow Chemical Company and Subsidiaries
Notes to the Consolidated Financial Statements

Table of Contents

Note		Page
1	Summary of Significant Accounting Policies	7
2	Recent Accounting Guidance	14
3	Merger with DuPont	17
4	Revenue	18
5	Acquisitions	20
6	Divestitures	21
7	Restructuring, Goodwill Impairment and Asset Related Charges - Net	21
8	Supplementary Information	26
9	Income Taxes	26
10	Inventories	30
11	Property	31
12	Nonconsolidated Affiliates	31
13	Goodwill and Other Intangible Assets	34
14	Transfers of Financial Assets	36
15	Notes Payable, Long-Term Debt and Available Credit Facilities	37
16	Commitments and Contingent Liabilities	40
17	Stockholders’ Equity	49
18	Noncontrolling Interests	53
19	Pension Plans and Other Postretirement Benefits	54
20	Stock-Based Compensation	61
21	Financial Instruments	66
22	Fair Value Measurements	73
23	Variable Interest Entities	75
24	Related Party Transactions	78
25	Business and Geographic Regions	78
26	Selected Quarterly Financial Data	82

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements of The Dow Chemical Company and its subsidiaries (“Dow” or the “Company”) were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the assets, liabilities, revenues and expenses of all majority-owned subsidiaries over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. Intercompany transactions and balances are eliminated in consolidation. Investments in nonconsolidated affiliates (20-50 percent owned companies or less than 20 percent owned companies over which significant influence is exercised) are accounted for using the equity method.

Effective August 31, 2017, pursuant to the merger of equals transaction contemplated by the Agreement and Plan of Merger, dated as of December 11, 2015, as amended on March 31, 2017, Dow and E. I. du Pont de Nemours and Company (“DuPont”) each merged with subsidiaries of DowDuPont Inc. (“DowDuPont”) and, as a result, Dow and DuPont became subsidiaries of DowDuPont (the “Merger”). In accordance with the accounting guidance for earnings per share, the presentation of earnings per share is not required in financial statements of wholly owned subsidiaries. See Note 3 for additional information on the Merger.

Beginning September 1, 2017, transactions between DowDuPont, Dow and DuPont and their affiliates are reflected in these consolidated financial statements and will be disclosed as related party transactions, when material. Transactions between Dow and DuPont primarily consist of the sale and procurement of certain feedstocks, energy and raw materials that are consumed in each company’s manufacturing process. See Note 24 for additional information.

Effective with the Merger, Dow’s business activities are components of its parent company’s business operations. Dow’s business activities, including the assessment of performance and allocation of resources, are reviewed and managed by DowDuPont. Information used by the chief operating decision maker of Dow relates to the Company in its entirety. Accordingly, there are no separate reportable business segments for the Company under Accounting Standards Codification (“ASC”) Topic 280 “Segment Reporting” and the Company’s business results are reported in this Form 10-K as a single operating segment.

Except as otherwise indicated by the context, the term “Union Carbide” means Union Carbide Corporation, a wholly owned subsidiary of Dow, and “Dow Silicones” means Dow Silicones Corporation (formerly known as Dow Corning Corporation, which changed its name effective as of February 1, 2018), a wholly owned subsidiary of Dow.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in accordance with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company’s consolidated financial statements include amounts that are based on management’s best estimates and judgments. Actual results could differ from those estimates.

Significant Accounting Policies

Asbestos-Related Matters

Accruals for asbestos-related matters, including defense and processing costs, are recorded based on an analysis of claim and resolution activity, defense spending, and pending and future claims. These accruals are assessed at each balance sheet date to determine if the asbestos-related liability remains appropriate. Accruals for asbestos-related matters are included in the consolidated balance sheets in “Accrued and other current liabilities” and “Asbestos-related liabilities - noncurrent.” See Note 16 for additional information.

Legal Costs

The Company expenses legal costs as incurred, with the exception of defense and processing costs associated with asbestos-related matters.

Foreign Currency Translation

The local currency has been primarily used as the functional currency throughout the world. Translation gains and losses of those operations that use local currency as the functional currency are included in the consolidated balance sheets in “Accumulated other comprehensive loss” (“AOCL”). For certain subsidiaries, the U.S. dollar is used as the functional currency. This occurs when the subsidiary operates in an economic environment where the products produced and sold are tied to U.S. dollar-denominated markets, or when the foreign subsidiary operates in a hyper-inflationary environment. Where the U.S. dollar is used as the functional currency, foreign currency translation gains and losses are reflected in income.

Environmental Matters

Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on current law and existing technologies. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available. Accruals for environmental liabilities are included in the consolidated balance sheets in “Accrued and other current liabilities” and “Other noncurrent obligations” at undiscounted amounts. Accruals for related insurance or other third-party recoveries for environmental liabilities are recorded when it is probable that a recovery will be realized and are included in the consolidated balance sheets in “Accounts and notes receivable - Other.”

Environmental costs are capitalized if the costs extend the life of the property, increase its capacity and/or mitigate or prevent contamination from future operations. Environmental costs are also capitalized in recognition of legal asset retirement obligations resulting from the acquisition, construction and/or normal operation of a long-lived asset. Costs related to environmental contamination treatment and cleanup are charged to expense. Estimated future incremental operations, maintenance and management costs directly related to remediation are accrued when such costs are probable and reasonably estimable.

Cash and Cash Equivalents

Cash and cash equivalents include time deposits and investments with maturities of three months or less at the time of purchase.

Financial Instruments

The Company calculates the fair value of financial instruments using quoted market prices when available. When quoted market prices are not available for financial instruments, the Company uses standard pricing models with market-based inputs that take into account the present value of estimated future cash flows.

The Company utilizes derivatives to manage exposures to foreign currency exchange rates, commodity prices and interest rate risk. The fair values of all derivatives are recognized as assets or liabilities at the balance sheet date. Changes in the fair values of these instruments are reported in income or AOCL, depending on the use of the derivative and whether the Company has elected hedge accounting treatment.

Gains and losses on derivatives that are designated and qualify as cash flow hedging instruments are recorded in AOCL until the underlying transactions are recognized in income. Gains and losses on derivative and non-derivative instruments used as hedges of the Company’s net investment in foreign operations are recorded in AOCL as part of the cumulative translation adjustment. Prior to the adoption of Accounting Standards Update (“ASU”) 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities” in 2018, the ineffective portions of hedges, if any, were recognized in income immediately. See Note 2 for additional information.

Gains and losses on derivatives designated and qualifying as fair value hedging instruments, as well as the offsetting losses and gains on the hedged items, are reported in income in the same accounting period. Derivatives not designated as hedging instruments are marked-to-market at the end of each accounting period with the results included in income.

Inventories

Inventories are stated at the lower of cost or net realizable value. The method of determining cost for each subsidiary varies among last-in, first-out (“LIFO”); first-in, first-out (“FIFO”); and average cost, and is used consistently from year to year. At December 31, 2018, approximately 24 percent, 70 percent and 6 percent of the Company’s inventories were accounted for under the LIFO, FIFO and average cost methods, respectively. At December 31, 2017, approximately 24 percent, 67 percent and 9 percent of the Company’s inventories were accounted for under the LIFO, FIFO and average cost methods, respectively.

The Company routinely exchanges and swaps raw materials and finished goods with other companies to reduce delivery time, freight and other transportation costs. These transactions are treated as non-monetary exchanges and are valued at cost.

Property

Land, buildings and equipment, including property under capital lease agreements, are carried at cost less accumulated depreciation. Depreciation is based on the estimated service lives of depreciable assets and is calculated using the straight-line method, unless the asset was capitalized before 1997 when the declining balance method was used. Fully depreciated assets are retained in property and accumulated depreciation accounts until they are removed from service. In the case of disposals, assets and related accumulated depreciation are removed from the accounts, and the net amounts, less proceeds from disposal, are included in income.

Impairment and Disposal of Long-Lived Assets

The Company evaluates long-lived assets and certain identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When undiscounted future cash flows are not expected to be sufficient to recover an asset’s carrying amount, the asset is written down to its fair value based on bids received from third parties or a discounted cash flow analysis based on market participant assumptions.

Long-lived assets to be disposed of by sale, if material, are classified as held for sale and reported at the lower of carrying amount or fair value less cost to sell, and depreciation is ceased. Long-lived assets to be disposed of other than by sale are classified as held and used until they are disposed of and reported at the lower of carrying amount or fair value, and depreciation is recognized over the remaining useful life of the assets.

Goodwill and Other Intangible Assets

The Company records goodwill when the purchase price of a business combination exceeds the estimated fair value of net identified tangible and intangible assets acquired. Goodwill is tested for impairment at the reporting unit level annually in the fourth quarter, or more frequently when events or changes in circumstances indicate that the fair value of a reporting unit has more likely than not declined below its carrying value. When testing goodwill for impairment, the Company may first assess qualitative factors. If an initial qualitative assessment identifies that it is more likely than not that the fair value of a reporting unit is less than its carrying value, additional quantitative testing is performed. The Company may also elect to skip the qualitative testing and proceed directly to the quantitative testing. If the quantitative testing indicates that goodwill is impaired, an impairment charge is recognized based on the difference between the reporting unit’s carrying value and its fair value. The Company primarily utilizes a discounted cash flow methodology to calculate the fair value of its reporting units.

Finite-lived intangible assets such as purchased customer lists, developed technology, patents, trademarks and software, are amortized over their estimated useful lives, generally on a straight-line basis for periods ranging primarily from 3 to 20 years. Indefinite-lived intangible assets are reviewed for impairment or obsolescence annually, or more frequently when events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable. If impaired, intangible assets are written down to fair value based on discounted cash flows.

Asset Retirement Obligations

The Company records asset retirement obligations as incurred and reasonably estimable, including obligations for which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. The fair values of obligations are recorded as liabilities on a discounted basis and are accreted over time for the change in present value. Costs associated with the liabilities are capitalized and amortized over the estimated remaining useful life of the asset, generally for periods of 10 years or less.

Investments

Investments in debt securities, primarily held by the Company’s insurance operations, are classified as trading, available-for-sale or held-to-maturity. Investments classified as trading are reported at fair value with unrealized gains and losses related to mark-to-market adjustments included in income. Those classified as available-for-sale are reported at fair value with unrealized gains and losses recorded in AOCL. Those classified as held-to-maturity are recorded at amortized cost. The cost of investments sold is determined by FIFO or specific identification.

Investments in equity securities, primarily held by the Company’s insurance operations, with a readily determinable fair value are reported at fair value with unrealized gains and losses related to mark-to-market adjustments included in income. Equity securities without a readily determinable fair value are accounted for at cost, adjusted for impairments and observable price changes in orderly transactions.

The Company routinely reviews its investments for declines in fair value below the cost basis. When events or changes in circumstances indicate the carrying value of an asset may not be recoverable, the security is written down to fair value, establishing a new cost basis.

Revenue

Effective with the January 1, 2018 adoption of ASU 2014-09, “Revenue from Contracts with Customers (Topic 606),” and the associated ASUs (collectively, “Topic 606”), the Company recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To determine revenue recognition for the arrangements that the Company determines are within the scope of Topic 606, the Company performs the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation. See Note 4 for additional information.

Revenue related to the Company’s insurance operations includes third-party insurance premiums, which are earned over the terms of the related insurance policies and reinsurance contracts.

In periods prior to the adoption of Topic 606, the Company’s accounting policy was to recognize revenue when it was realized or realizable, and the earnings process was complete. Revenue for product sales was recognized as risk and title to the product transferred to the customer, which usually occurred at the time shipment was made. As such, title to the product passed when the product was delivered to the freight carrier. The Company’s standard terms of delivery were included in its contracts of sale, order confirmation documents and invoices. Revenue related to the initial licensing of patent and technology was recognized when earned; revenue related to running royalties was recognized according to licensee production levels.

Severance Costs

The Company routinely reviews its operations around the world in an effort to ensure competitiveness across its businesses and geographic regions. When the reviews result in a workforce reduction related to the shutdown of facilities or other optimization activities, severance benefits are provided to employees primarily under Dow’s ongoing benefit arrangements. These severance costs are accrued once management commits to a plan of termination and it becomes probable that employees will be entitled to benefits at amounts that can be reasonably estimated.

Integration and Separation Costs

The Company classifies expenses related to the Merger and the ownership restructure of Dow Silicones as “Integration and separation costs” in the consolidated statements of income. Merger-related costs include: costs incurred to prepare for and close the Merger, post-Merger integration expenses and costs incurred to prepare for the separation of the agriculture business, materials science business and specialty products business. The Dow Silicones-related costs include costs incurred to prepare for and close the ownership restructure, as well as integration expenses. These costs primarily consist of financial advisor, information technology, legal, accounting, consulting and other professional advisory fees associated with preparation and execution of these activities.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities using enacted tax rates. The effect of a change in tax rates on deferred tax assets or liabilities is recognized in income in the period that includes the enactment date. The Company uses the portfolio approach for releasing income tax effects from AOCL.

Effective with the Merger, the Company and DuPont are subsidiaries of DowDuPont. The Company is included in DowDuPont’s consolidated tax groups and related income tax returns within certain jurisdictions. The Company will continue to record a separate tax liability for its share of the taxable income and tax attributes and obligations on DowDuPont’s consolidated income tax returns following a formula consistent with the economic sharing of tax attributes and obligations. Dow and DuPont compute the amount due to DowDuPont for their share of taxable income and tax attributes and obligations on DowDuPont’s consolidated tax return. The amounts reported as income tax payable or receivable represent the Company’s payment obligation (or refundable amount) to DowDuPont based on a theoretical tax liability calculated based on the methodologies agreed, elected or required in each combined or consolidated filing jurisdiction.

The Company recognizes the financial statement effects of an uncertain income tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company accrues for other tax contingencies when it is probable that a liability to a taxing authority has been incurred and the amount of the contingency can be reasonably estimated. The current portion of uncertain income tax positions is included in “Income taxes payable” and the long-term portion is included in “Other noncurrent obligations” in the consolidated balance sheets.

Provision is made for taxes on undistributed earnings of foreign subsidiaries and related companies to the extent that such earnings are not deemed to be permanently invested.

See Note 9 for further information relating to the enactment of the Tax Cuts and Jobs Act (“The Act”).

Changes to Prior Period Consolidated Financial Statements

In the first quarter of 2018, the Company adopted new accounting standards that required retrospective application. The Company updated the consolidated statements of income as a result of adopting ASU 2017-07, “Compensation - Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost.” The consolidated statements of cash flows were updated as a result of adopting ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” and ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash.” See Note 2 for additional information on the ASUs. In the third quarter of 2018, the U.S. Securities and Exchange Commission’s (“SEC”) Office of the Chief Accountant provided additional guidance related to ASU 2016-15 that indicated an entity must evaluate daily transaction activity to calculate the value of cash received from beneficial interests in conduits, resulting in additional retrospective updates to the consolidated statements of cash flows.

Changes to the consolidated financial statements as a result of the retrospective application of the new accounting standards are summarized as follows:

Summary of Changes to the Consolidated Statements of Income	2017		2016
In millions	As Filed	Updated [1]	As Filed	Updated [1]
Cost of sales	$44,308	$43,612	$37,640	$37,668
Research and development expenses	$1,637	$1,648	$1,584	$1,593
Selling, general and administrative expenses	$2,917	$2,920	$2,956	$2,953
Sundry income (expense) - net	$877	$195	$1,452	$1,486
1. Reflects changes resulting from the adoption of ASU 2017-07. See Note 2 for additional information.
Summary of Changes to the Consolidated Statements of Cash Flows	2017		2016
In millions	As Filed	Updated [1]	As Filed	Updated [1]
Operating Activities
Accounts and notes receivable	$(4,734)	$(11,927)	$(1,539)	$(8,833)
Proceeds from interests in trade accounts receivable conduits	$2,269	$—	$1,257	$—
Other assets and liabilities, net	$(104)	$(102)	$(717)	$(723)
Cash provided by (used for) operating activities	$4,502	$(4,958)	$5,600	$(2,957)
Investing Activities
Payment into escrow account	$(130)	$—	$(835)	$—
Distribution from escrow account	$130	$—	$835	$—
Acquisitions of property and businesses, net of cash acquired	$16	$47	$(187)	$(187)
Cash acquired in step acquisition of nonconsolidated affiliate	$—	$—	$1,050	$1,070
Proceeds from interests in trade accounts receivable conduits	$—	$9,462	$—	$8,551
Cash provided by (used for) investing activities	$(1,941)	$7,552	$(3,479)	$5,092
Financing Activities
Other financing activities, net	$(4)	$(35)	$(2)	$(2)
Cash used for financing activities	$(3,300)	$(3,331)	$(4,014)	$(4,014)
Summary
Decrease in cash, cash equivalents and restricted cash	$(419)	$(417)	$(1,970)	$(1,956)
Cash, cash equivalents and restricted cash at beginning of period	$6,607	$6,624	$8,577	$8,580
Cash, cash equivalents and restricted cash at end of period	$6,188	$6,207	$6,607	$6,624

1.

Reflects the adoption of ASU 2016-15 and ASU 2016-18. In connection with the review and implementation of ASU 2016-15, the Company also changed the value of “Proceeds from interests in trade accounts receivable conduits” due to additional interpretive guidance of the required method for calculating the cash received from beneficial interests in the conduits, including additional guidance from the SEC’s Office of the Chief Accountant issued in the third quarter of 2018.

Opening Balance Sheet Impact of Accounting Standards Adoption

In the first quarter of 2018, the Company adopted Topic 606, ASU 2016-01 and ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory.” See Note 2 for additional information on these ASUs. The cumulative effect on the Company’s January 1, 2018, consolidated balance sheet as a result of adopting these accounting standards is summarized in the following table:

Summary of Impacts to the Consolidated Balance Sheet	Dec 31, 2017	Adjustments due to:			Jan 1, 2018
In millions	As Filed	Topic 606	ASU 2016-01	ASU 2016-16	Updated
Assets
Inventories	$8,376	$(11)	$—	$—	$8,365
Other current assets	$627	$29	$—	$31	$687
Total current assets	$27,244	$18	$—	$31	$27,293
Deferred income tax assets	$1,722	$25	$—	$10	$1,757
Deferred charges and other assets	$829	$43	$—	$—	$872
Total other assets	$22,038	$68	$—	$10	$22,116
Total Assets	$79,940	$86	$—	$41	$80,067
Liabilities
Accounts payable - Other	$3,062	$10	$—	$—	$3,072
Income taxes payable	$694	$(2)	$—	$—	$692
Accrued and other current liabilities	$4,025	$50	$—	$—	$4,075
Total current liabilities	$14,377	$58	$—	$—	$14,435
Other noncurrent obligations	$5,994	$117	$—	$—	$6,111
Total other noncurrent liabilities	$18,789	$117	$—	$—	$18,906
Stockholders’ Equity
Retained earnings	$28,050	$(89)	$(20)	$41	$27,982
Accumulated other comprehensive loss	$(8,591)	$—	$20	$—	$(8,571)
The Dow Chemical Company’s stockholders’ equity	$25,823	$(89)	$—	$41	$25,775
Total equity	$27,009	$(89)	$—	$41	$26,961
Total Liabilities and Equity	$79,940	$86	$—	$41	$80,067

The most significant changes as a result of adopting Topic 606 relate to the Company’s contract liabilities which include payments received in advance of performance. Contract liabilities, which are included in “Accrued and other current liabilities” and “Other noncurrent obligations” in the consolidated balance sheets, increased as certain performance obligations, which were previously recognized over time and related to the licensing of certain rights to patents and technology, as well as other performance obligations, are now recognized at a point in time as none of the three criteria for ‘over time’ recognition under Topic 606 are met.

In the second quarter of 2018, the Company early adopted ASU 2018-02. This standard was adopted on April 1, 2018, and resulted in a $1,057 million increase to retained earnings due to the reclassification from accumulated other comprehensive loss. The reclassification was primarily related to the change in the federal corporate tax rate and the effect of The Act on the Company’s pension plans, derivative instruments, available-for-sale securities and cumulative translation adjustments. This reclassification is reflected in the “Adoption of accounting standards” line in the consolidated statements of equity. See Note 2 for additional information.

Current Period Impact of Topic 606

The following table summarizes the effects of adopting Topic 606 on the Company’s consolidated balance sheets, which was applied prospectively to contracts not completed at January 1, 2018. The effect of adopting Topic 606 did not have a material impact on the consolidated statements of income and the consolidated statements of cash flows.

Summary of Impacts to the Consolidated Balance Sheets	As Reported at Dec 31, 2018	Adjustments	Balance at Dec 31, 2018 Excluding Adoption of Topic 606
In millions
Assets
Inventories	$9,260	$6	$9,266
Other current assets	$852	$(16)	$836
Total current assets	$25,263	$(10)	$25,253
Deferred income tax assets	$2,031	$(26)	$2,005
Deferred charges and other assets	$796	$(43)	$753
Total other assets	$21,588	$(69)	$21,519
Total Assets	$77,378	$(79)	$77,299
Liabilities
Accounts payable - Other	$3,330	$(10)	$3,320
Income taxes payable	$791	$2	$793
Accrued and other current liabilities	$3,611	$(15)	$3,596
Total current liabilities	$13,755	$(23)	$13,732
Other noncurrent obligations	$5,368	$(140)	$5,228
Total other noncurrent liabilities	$16,400	$(140)	$16,260
Stockholders’ Equity
Retained earnings	$29,808	$84	$29,892
The Dow Chemical Company’s stockholders’ equity	$26,831	$84	$26,915
Total equity	$27,969	$84	$28,053
Total Liabilities and Equity	$77,378	$(79)	$77,299

Dividends

Prior to the Merger, the Company declared dividends of $1.38 per share in 2017 ($1.84 per share in 2016). Effective with the Merger, Dow no longer has publicly traded common stock. Dow’s common shares are owned solely by its parent company, DowDuPont. As a result, the Company’s Board of Directors (“Board”) determines whether or not there will be a dividend distribution to DowDuPont. See Note 24 for additional information.

NOTE 2 – RECENT ACCOUNTING GUIDANCE

In the fourth quarter of 2018, the Company early adopted ASU 2018-14, “Compensation - Retirement Benefits - Defined Benefit Plans - General (Subtopic 715-20): Disclosure Framework-Changes to the Disclosure Requirements for Defined Benefit Plans,” which, as part of the Financial Accounting Standards Board (“FASB”) disclosure framework project, removes disclosures that are no longer considered cost beneficial, clarifies the specific requirements of certain disclosures and adds new disclosure requirements that are considered relevant for employers that sponsor defined benefit pension and/or other postretirement benefit plans. The new standard is effective for fiscal years ending after December 15, 2020, and early adoption is permitted. The new guidance should be applied on a retrospective basis for all periods presented. See Note 19 for updated disclosures for defined benefit pension and other postretirement benefit plans.

In the second quarter of 2018, the Company early adopted ASU 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities,” which amends the hedge accounting recognition and presentation under Topic 815, with the objectives of improving the financial reporting of hedging relationships to better portray the economic results of an entity’s risk management activities and simplifying the application of hedge accounting by preparers. The new standard expands the strategies eligible for hedge accounting, relaxes the timing requirements of hedge documentation and effectiveness assessments, and permits, in certain cases, the use of qualitative assessments on an ongoing basis to assess hedge effectiveness. The new guidance also requires new disclosures and presentation. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted in any interim or annual period after issuance of the ASU. Entities must adopt the new guidance by applying a modified retrospective approach to hedging relationships existing as of the adoption date. The adoption of the new guidance did not have a material impact on the consolidated financial statements.

In the second quarter of 2018, the Company early adopted ASU 2018-02, “Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income,” which allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from The Act, which was enacted on December 22, 2017, and requires certain disclosures about stranded tax effects. An entity has the option of applying the new guidance at the beginning of the period of adoption or retrospectively to each period (or periods) in which the tax effects related to items remaining in accumulated other comprehensive income are recognized. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, and early adoption is permitted, including adoption in an interim period for reporting periods in which the financial statements have not yet been issued. The Company’s adoption of the new standard was applied prospectively at the beginning of the second quarter of 2018, with a reclassification of the stranded tax effects as a result of the The Act from accumulated other comprehensive loss to retained earnings. See Note 1 for additional information.

In the first quarter of 2018, the Company adopted ASU 2014-09, “Revenue from Contracts with Customers (Topic 606),” which is the new comprehensive revenue recognition standard that supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition,” and most industry specific guidance. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to a customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In 2015 and 2016, the FASB issued additional ASUs related to Topic 606 that delayed the effective date of the guidance and clarified various aspects of the new revenue guidance, including principal versus agent considerations, identification of performance obligations, and accounting for licenses, and included other improvements and practical expedients. The new guidance was effective for annual and interim periods beginning after December 15, 2017. The Company elected to adopt the new guidance using the modified retrospective transition method for all contracts not completed as of the date of adoption. The Company recognized the cumulative effect of applying the new revenue standard as an adjustment to the opening balance of retained earnings at the beginning of the first quarter of 2018. The comparative periods have not been restated and continue to be accounted for under Topic 605. The adoption of the new guidance did not have a material impact on the consolidated financial statements. See Notes 1 and 4 for additional disclosures regarding the Company’s contracts with customers as well as the impact of adopting Topic 606.

In the first quarter of 2018, the Company adopted ASU 2016-01, “Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities,” which amends the guidance in U.S. GAAP on the classification and measurement of financial instruments. Changes to the current guidance primarily affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the ASU clarifies guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The new standard was effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Company applied the amendments in the new guidance by means of a cumulative-effect adjustment to the opening balance of retained earnings at the beginning of the first quarter of 2018. The adoption of the new guidance did not have a material impact on the consolidated financial statements. See Notes 1 and 21 for additional information.

In the first quarter of 2018, the Company adopted ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments,” which addresses diversity in practice in how certain cash receipts and cash payments are presented and classified in the statements of cash flows and addresses eight specific cash flow issues. The new standard was effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. A key provision in the new guidance impacted the presentation of proceeds from interests in certain trade accounts receivable conduits, which were retrospectively reclassified from “Operating Activities” to “Investing Activities” in the consolidated statements of cash flows. See Note 1 for additional information.

In the first quarter of 2018, the Company adopted ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory,” which requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The amendments were effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The new guidance was applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings at the beginning of the first quarter of 2018. The adoption of this guidance did not have a material impact on the consolidated financial statements. See Note 1 for additional information.

In the first quarter of 2018, the Company adopted ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash,” which clarifies how entities should present restricted cash and restricted cash equivalents in the statements of cash flows, and as a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statements of cash flows. An entity with a material balance of restricted cash and restricted cash equivalents must disclose information about the nature of the restrictions. The new standard was effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The new guidance changed the presentation of restricted cash in the consolidated statements of cash flows and was implemented on a retrospective basis in the first quarter of 2018. See Note 1 for additional information.

In the first quarter of 2018, the Company adopted ASU 2017-07, “Compensation - Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost,” which amends the requirements related to the income statement presentation of the components of net periodic benefit cost for employer sponsored defined benefit pension and other postretirement benefit plans. Under the new guidance, an entity must disaggregate and present the service cost component of net periodic benefit cost in the same income statement line items as other employee compensation costs arising from services rendered during the period, and only the service cost component will be eligible for capitalization. Other components of net periodic benefit cost must be presented separately from the line items that includes the service cost. The new standard was effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Entities were required to use a retrospective transition method to adopt the requirement for separate income statement presentation of the service cost and other components, and a prospective transition method to adopt the requirement to limit the capitalization of benefit cost to the service component. Accordingly, in the first quarter of 2018, the Company used a retrospective transition method to reclassify net periodic benefit cost, other than the service component, from “Cost of sales,” “Research and development expenses” and “Selling, general and administrative expenses” to “Sundry income (expense) - net” in the consolidated statements of income. See Note 1 for additional information.

Accounting Guidance Issued But Not Adopted at December 31, 2018

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” and associated ASUs related to Topic 842, which requires organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The new guidance requires that a lessee recognize assets and liabilities for leases, and recognition, presentation and measurement in the financial statements will depend on its classification as a finance or operating lease. In addition, the new guidance will require disclosures to help investors and other financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. Lessor accounting remains largely unchanged from current U.S. GAAP but does contain some targeted improvements to align with the new revenue recognition guidance issued in 2014 (Topic 606). The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, and early adoption is permitted.

The Company has a cross-functional team in place to evaluate and implement the new guidance and the Company has substantially completed the implementation of a third-party software solution to facilitate compliance with accounting and reporting requirements. The team continues to review existing lease arrangements and has collected and loaded a significant portion of the lease portfolio into the software. The Company continues to enhance accounting systems and update business processes and controls related to the new guidance for leases. Collectively, these activities are expected to enable the Company to meet the new accounting and disclosure requirements upon adoption in the first quarter of 2019.

The ASU requires a modified retrospective transition approach, applying the new standard to all leases existing at the date of initial adoption. An entity may choose to use either (1) the effective date or (2) the beginning of the earliest comparative period presented in the financial statements at the date of initial application. The Company has elected to apply the transition requirements at the January 1, 2019, effective date rather than at the beginning of the earliest comparative period presented. This approach allows for a cumulative effect adjustment in the period of adoption, and prior periods will not be restated. In addition, the Company has elected the package of practical expedients permitted under the transition guidance, which does not require reassessment of prior conclusions related to contracts containing a lease, lease classification and initial direct lease costs. As an accounting policy election, the Company will exclude short-term leases (term of 12 months or less) from the balance sheet presentation and will account for non-lease and lease components in a contract as a single lease component for all asset classes. The Company is finalizing the evaluation of the January 1, 2019, impact and estimates a material increase of lease-related assets and liabilities, ranging from $2.4 billion to $2.8 billion in the consolidated balance sheets. The impact to the Company’s consolidated statements of income and consolidated statements of cash flows is not expected to be material.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement,” which is part of the FASB disclosure framework project to improve the effectiveness of disclosures in the notes to the financial statements. The amendments in the new guidance remove, modify and add certain disclosure requirements related to fair value measurements covered in Topic 820, “Fair Value Measurement.” The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for either the entire standard or only the requirements that modify or eliminate the disclosure requirements, with certain requirements applied prospectively, and all other requirements applied retrospectively to all periods presented. The Company is currently evaluating the impact of adopting this guidance.

In August 2018, the FASB issued ASU 2018-15, “Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract,” which requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in Topic 350, “Intangibles - Goodwill and Other” to determine which implementation costs to capitalize as assets or expense as incurred. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted and an entity can elect to apply the new guidance on a prospective or retrospective basis. The Company is currently evaluating the impact of adopting this guidance.

NOTE 3 – MERGER WITH DUPONT

Effective August 31, 2017, Dow and DuPont completed the merger of equals transaction contemplated by the Agreement and Plan of Merger, dated as of December 11, 2015, as amended on March 31, 2017 (the “Merger Agreement”), by and among the Company, DuPont, DowDuPont, Diamond Merger Sub, Inc. and Orion Merger Sub, Inc. Pursuant to the Merger Agreement, (i) Diamond Merger Sub, Inc. was merged with and into Dow, with Dow surviving the merger as a subsidiary of DowDuPont (the “Diamond Merger”) and (ii) Orion Merger Sub, Inc. was merged with and into DuPont, with DuPont surviving the merger as a subsidiary of DowDuPont (the “Orion Merger” and, together with the Diamond Merger, the “Mergers”). Following the consummation of the Mergers, each of Dow and DuPont became subsidiaries of DowDuPont (collectively, the “Merger”). Following the Merger, Dow and DuPont intend to pursue, subject to certain customary conditions, including, among others, the effectiveness of registration statements filed with the SEC and approval by the board of directors of DowDuPont (“DowDuPont Board”), the separation of the combined company’s agriculture, materials science and specialty products businesses through one or more tax-efficient transactions (“Intended Business Separations”). Additional information about the Merger is included in Current Reports on Form 8-K filed with the SEC on December 11, 2015, March 31, 2017, August 4, 2017 and September 1, 2017.

Upon completion of the Diamond Merger, each share of common stock, par value $2.50 per share, of Dow (“Dow Common Stock”) (excluding any shares of Dow Common Stock that were held in treasury immediately prior to the effective time of the Diamond Merger, which were automatically canceled and retired for no consideration) was converted into the right to receive one fully paid and non-assessable share of common stock, par value $0.01 per share, of DowDuPont (“DowDuPont Common Stock”). As provided in the Merger Agreement, at the effective time of the Mergers, (i) all options, deferred stock, performance deferred stock and other equity awards relating to shares of Dow Common Stock outstanding immediately prior to the effective time of the Mergers were generally automatically converted into options and deferred stock and other equity awards relating to shares of DowDuPont Common Stock after giving effect to appropriate adjustments to reflect the Mergers and otherwise generally on the same terms and conditions as applied under the applicable plans and award agreements immediately prior to the effective time of the Mergers. See Note 20 for additional information on the conversion of the equity awards.

In the third quarter of 2017, as a result of the Diamond Merger and the Merger, the Company recorded a reduction in “Treasury stock” of $935 million, a reduction in “Common stock” of $3,107 million and an increase in “Additional paid in capital” of $2,172 million. At September 1, 2017, the Company has 100 shares of common stock issued and outstanding, par value $0.01 per share, owned solely by its parent, DowDuPont.

On August 31, 2017, following the Diamond Merger, Dow requested that the New York Stock Exchange (“NYSE”) withdraw the shares of Dow Common Stock from listing on the NYSE and filed a Form 25 with the SEC to report that the shares of Dow Common Stock are no longer listed on the NYSE. The shares of Dow Common Stock were suspended from trading on the NYSE prior to the open of trading on September 1, 2017.

As a condition of the regulatory approval of the Merger, Dow and DuPont agreed to certain closing conditions, which are as follows:

•

Dow divested its global Ethylene Acrylic Acid copolymers and ionomers business (“EAA Business”) to SK Global Chemical Co., Ltd., on September 1, 2017, as part of a divestiture commitment given to the European Commission (“EC”) in connection with the EC’s conditional approval of the Merger granted on March 27, 2017. See Note 6 for additional information on this transaction.

•

DuPont divested its Cereal Broadleaf Herbicides and Chewing Insecticides portfolios as well as its Crop Protection research and development (“R&D”) pipeline and organization (excluding seed treatment, nematicides, late-stage R&D programs and certain personnel needed to support marketed products and R&D programs that will remain with DuPont) (collectively, the “DuPont Divested Assets”) to FMC Corporation (“FMC”) on November 1, 2017, as part of the EC’s conditional approval granted on March 27, 2017. Also on November 1, 2017, DuPont completed its acquisition of FMC’s Health and Nutrition business, excluding its Omega-3 products.

•

On May 2, 2017, Dow and DuPont announced that China’s Ministry of Commerce (“MOFCOM”) granted conditional regulatory approval for the companies’ proposed merger of equals which included commitments already made to the EC including DuPont’s divestiture of the DuPont Divested Assets and Dow’s divestiture of the EAA Business. In addition, Dow and DuPont made commitments related to the supply and distribution in China of certain herbicide and insecticide ingredients and formulations for rice crops for five years after the closing of the Merger.

•

Dow divested a select portion of Dow AgroSciences’ corn seed business in Brazil (“DAS Divested Ag Business”) to CITIC Agri Fund on November 30, 2017. The divestiture was part of the commitment given to Brazil’s Administrative Council for Economic Defense (“CADE”) in connection with the CADE’s conditional approval of the Merger granted on May 17, 2017, which was incremental to commitments already made to the EC, China and regulatory agencies in other jurisdictions. See Note 6 for additional information on this transaction.

•

On June 15, 2017, Dow and DuPont announced that a proposed agreement had been reached with the Antitrust Division of the United States Department of Justice that permitted the companies to proceed with the proposed merger of equals transaction. The proposed agreement was consistent with commitments already made to the EC.

Intended Business Separations

In furtherance of the Intended Business Separations, Dow and DuPont are engaged in a series of internal reorganization and realignment steps (the “Internal Reorganization”) to realign their businesses into three subgroups: agriculture, materials science and specialty products. DowDuPont has also formed two wholly owned subsidiaries: Dow Holdings Inc. (“DHI”), to serve as a holding company for its materials science business, and Corteva, Inc. (“Corteva”), to serve as a holding company for its agriculture business. Following the separation and distribution of DHI, which is targeted to occur by April 1, 2019, DowDuPont, as the remaining company, which is referred to herein as “New DuPont,” will continue to hold the agriculture and specialty products businesses. New DuPont is then targeted to complete the separation and distribution of Corteva on June 1, 2019, resulting in New DuPont holding the specialty products businesses of DowDuPont. Following the distributions, DowDuPont will be known as DuPont.

As part of the Internal Reorganization, 1) the assets and liabilities of the materials science business will be transferred or conveyed to legal entities that then will be aligned under DHI, 2) the assets and liabilities of the agriculture business will be transferred or conveyed to legal entities that then will be aligned under Corteva, and 3) the assets and liabilities of the specialty products business will be transferred or conveyed to legal entities that then will be aligned with New DuPont. Following the Internal Reorganization, DowDuPont expects to distribute DHI and Corteva through separate, pro rata U.S. federal tax-free spin-offs in which DowDuPont stockholders, at such time, would receive shares of common stock of DHI and of Corteva.

Additional information is included in the Form 10 registration statements for the separation of DowDuPont’s materials science business (filed as Dow Holdings Inc.) filed with the SEC on September 7, 2018, as amended on October 19, 2018 and November 19, 2018, and the agriculture business (filed as Corteva, Inc.) filed with the SEC on October 18, 2018, as amended on December 19, 2018.

NOTE 4 – REVENUE

Revenue Recognition

The majority of the Company’s revenue is derived from product sales. In 2018, 99 percent of the Company’s sales related to product sales (98 percent in 2017 and 99 percent in 2016). The remaining sales were primarily related to Dow’s insurance operations and licensing of patents and technologies. As of January 1, 2018, the Company accounts for revenue in accordance with Topic 606, “Revenue from Contracts with Customers,” except for revenue from Dow’s insurance operations, which is accounted for in accordance with Topic 944, “Financial Services - Insurance.”

Product Sales

Product sales consist of sales of the Company’s products to manufacturers and distributors. The Company considers order confirmations or purchase orders, which in some cases are governed by master supply agreements, to be contracts with a customer.

Product sale contracts are generally short-term contracts where the time between order confirmation and satisfaction of all performance obligations is less than one year. However, the Company has some long-term contracts which can span multiple years.

Revenues from product sales are recognized when the customer obtains control of the Company’s product, which occurs at a point in time, usually upon shipment, with payment terms typically in the range of 30 to 60 days after invoicing, depending on business and geographic region. When the Company performs shipping and handling activities after the transfer of control to the customer (e.g., when control transfers prior to shipment), these are considered fulfillment activities, and accordingly, the costs are accrued when the related revenue is recognized. Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from revenues. The Company elected to use the practical expedient to expense cash and non-cash sales incentives, as the amortization period for the costs to obtain the contract would have been one year or less.

Certain long-term contracts include a series of distinct goods that are delivered continuously to the customer through a pipeline (e.g., feedstocks). For these types of product sales, the Company invoices the customer in an amount that directly corresponds with the value to the customer of the Company’s performance to date. As a result, the Company recognizes revenue based on the amount billable to the customer in accordance with the right to invoice practical expedient.

The transaction price includes estimates for reductions in revenue from customer rebates and right of returns on product sales. These amounts are estimated based upon the most likely amount of consideration to which the customer will be entitled. The Company’s obligation for right of returns is limited primarily to the Seed principal product group. All estimates are based on historical experience, anticipated performance and the Company’s best judgment at the time to the extent it is probable that a significant reversal of revenue recognized will not occur. All estimates for variable consideration are reassessed periodically. The Company elected the practical expedient to not adjust the amount of consideration for the effects of a significant financing component for all instances in which the period between payment and transfer of the goods will be one year or less.

For contracts with multiple performance obligations, the Company allocates the transaction price to each performance obligation based on the relative standalone selling price. The standalone selling price is the observable price which depicts the price as if sold to a similar customer in similar circumstances.

Patents, Trademarks and Licenses

The Company enters into licensing arrangements in which it licenses certain rights of its patents and technology to customers. Revenue from the majority of the Company’s licenses for patents and technology is derived from sales-based royalties. The Company estimates the amount of sales-based royalties it expects to be entitled to based on historical sales to the customer. For the remaining revenue from licensing arrangements, payments are typically received from the Company’s licensees based on billing schedules established in each contract. Revenue is recognized by the Company when the performance obligation is satisfied.

Remaining Performance Obligations

Remaining performance obligations represent the transaction price allocated to unsatisfied or partially unsatisfied performance obligations. At December 31, 2018, the Company had remaining performance obligations related to material rights granted to customers for contract renewal options of $102 million and unfulfilled performance obligations for the licensing of technology of $407 million. The Company expects revenue to be recognized for the remaining performance obligations over the next one to six years.

The remaining performance obligations are for product sales that have expected durations of one year or less, product sales of materials delivered through a pipeline for which the Company has elected the right to invoice practical expedient, or variable consideration attributable to royalties for licenses of patents and technology. The Company has received advance payments from customers related to long-term supply agreements that are deferred and recognized over the life of the contract, with remaining contract terms that range up to 22 years. The Company will have rights to future consideration for revenue recognized when product is delivered to the customer. These payments are included in “Accrued and other current liabilities” and “Other noncurrent obligations” in the consolidated balance sheets.

Disaggregation of Revenue

The Company disaggregates its revenue from contracts with customers by principal product group and geographic region, as the Company believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. See Note 25 for net trade revenue by principal product group and geographic region for 2018.

Contract Balances

The Company receives payments from customers based upon contractual billing schedules. Accounts receivable are recorded when the right to consideration becomes unconditional. Contract assets include amounts related to the Company’s contractual right to consideration for completed performance obligations not yet invoiced. Contract liabilities include payments received in advance of performance under the contract, and are realized when the associated revenue is recognized under the contract. “Contract liabilities - current” primarily reflects deferred revenue from prepayments from customers for product to be delivered in a time period of 12 months or less. “Contract liabilities - noncurrent” includes advance payments that the Company has received from customers related to long-term supply agreements and royalty payments that are deferred and recognized over the life of the contract.

Revenue recognized in 2018 from amounts included in contract liabilities at the beginning of the period was approximately $240 million. In 2018, the amount of contract assets reclassified to receivables as a result of the right to the transaction consideration becoming unconditional was approximately $12 million. The Company did not recognize any asset impairment charges related to contract assets in 2018.

The following table summarizes the contract balances at December 31, 2018 and 2017:

Contract Balances	Dec 31, 2018	Topic 606 Adjustments Jan 1, 2018	Dec 31, 2017
In millions
Accounts and notes receivable - Trade	$8,246	$—	$7,338
Contract assets - current [1]	$37	$18	$—
Contract assets - noncurrent [2]	$47	$43	$—
Contract liabilities - current [3]	$165	$50	$117
Contract liabilities - noncurrent [4]	$1,390	$117	$1,365

1.	Included in “Other current assets” in the consolidated balance sheets.
2.	Included in “Deferred charges and other assets” in the consolidated balance sheets.
3.	Included in “Accrued and other current liabilities” in the consolidated balance sheets.
4.	Included in “Other noncurrent obligations” in the consolidated balance sheets.

NOTE 5 – ACQUISITIONS

Ownership Restructure of Dow Silicones

On June 1, 2016, the Company announced the closing of the transaction with Corning Incorporated (“Corning”), Dow Silicones and HS Upstate Inc., (“Splitco”), pursuant to which Corning exchanged with Dow Silicones its 50 percent equity interest in Dow Silicones for 100 percent of the stock of Splitco which held Corning’s historical proportional interest in the Hemlock Semiconductor Group (“HSC Group”) and approximately $4.8 billion in cash. As a result, Dow Silicones, previously a 50:50 joint venture between Dow and Corning, became a wholly owned subsidiary of Dow. In connection with the ownership restructure, on May 31, 2016, Dow Silicones incurred $4.5 billion of indebtedness in order to fund the contribution of cash to Splitco. See Notes 12, 15 and 23 for additional information.

At June 1, 2016, the Company’s equity interest in Dow Silicones, excluding the HSC Group, was $1,968 million. This equity interest was remeasured to fair value. As a result, the Company recognized a non-taxable gain of $2,445 million in the second quarter of 2016, net of closing costs and other comprehensive loss related to the Company’s interest in Dow Silicones. The gain was included in “Sundry income (expense)—net” in the consolidated statements of income. The Company recognized a tax benefit of $141 million on the ownership restructure in the second quarter of 2016, primarily due to the reassessment of a previously recognized deferred tax liability related to the basis difference in the Company’s investment in Dow Silicones. In addition, the fair value step-up of “Inventories” acquired was an increase of $317 million, which was expensed to “Cost of sales” over a three-month period beginning on June 1, 2016. In 2018, the Company recorded a pretax loss of $47 million for post-closing adjustments related to the Dow Silicones ownership restructure, included in “Sundry income (expense) - net” in the consolidated statements of income.

The ownership restructure resulted in the recognition of $3,229 million of “Goodwill” which was not deductible for tax purposes. Goodwill largely consisted of expected synergies resulting from the ownership restructure. Cost synergies were achieved through a combination of workforce consolidation and savings from actions such as harmonizing energy contracts at large sites, optimizing warehouse and logistics footprints, implementing materials and maintenance best practices, combining information technology service structures and leveraging existing R&D knowledge management systems.

The Company evaluated the disclosure requirements under ASC 805 “Business Combinations” and determined the ownership restructure was not considered a material business combination for purposes of disclosing the revenue and earnings of Dow Silicones since the date of the ownership restructure as well as supplemental pro forma information.

Beginning in June 2016, the results of Dow Silicones, excluding the HSC Group, were fully consolidated in the Company’s consolidated statements of income. Prior to June 2016, the Company’s 50 percent share of Dow Silicones’ results of operations was reported in “Equity in earnings of nonconsolidated affiliates” in the consolidated statements of income. The results of the HSC Group continue to be treated as an equity method investment and reported as “Equity in earnings of nonconsolidated affiliates” in the consolidated statements of income.

NOTE 6 – DIVESTITURES

Merger Remedy - Divestiture of the Global Ethylene Acrylic Acid Copolymers and Ionomers Business

On February 2, 2017, as a condition of regulatory approval of the Merger, Dow announced it would divest the EAA Business to SK Global Chemical Co., Ltd. The divestiture included production assets located in Freeport, Texas, and Tarragona, Spain, along with associated intellectual property and product trademarks. Under terms of the purchase agreement, SK Global Chemical Co., Ltd will honor certain customer and supplier contracts and other agreements. On September 1, 2017, the sale was completed for $296 million, net of working capital adjustments, costs to sell and other adjustments, with proceeds subject to customary post-closing adjustments. As a result, in 2017, the Company recognized a pretax gain of $227 million on the sale, included in “Sundry income (expense) - net” in the consolidated statements of income.

Merger Remedy - Divestiture of a Portion of Dow AgroSciences’ Brazil Corn Seed Business

On July 11, 2017, as a condition of regulatory approval of the Merger, Dow announced it had entered into a definitive agreement with CITIC Agri Fund to sell a select portion of Dow AgroSciences’ corn seed business in Brazil, including some seed processing plants and seed research centers, a copy of Dow AgroSciences’ Brazilian corn germplasm bank, the MORGAN™ brand and a license for the use of the DOW SEMENTES™ brand for a certain period of time. On November 30, 2017, the sale was completed for $1,093 million, net of working capital adjustments, costs to sell and other adjustments, with proceeds subject to customary post-closing adjustments. As a result, in 2017, the Company recognized a pretax gain of $635 million on the sale, included in “Sundry income (expense) - net” in the consolidated statements of income.

The Company evaluated the divestiture of the EAA Business and determined it did not represent a strategic shift that had a major effect on the Company’s operations and financial results and did not qualify as an individually significant component of the Company. The divestiture of a portion of Dow AgroSciences’ corn seed business did not qualify as a component of the Company. As a result, these divestitures were not reported as discontinued operations.

NOTE 7 – RESTRUCTURING, GOODWILL IMPAIRMENT AND ASSET RELATED CHARGES - NET

The “Restructuring, goodwill impairment and asset related charges - net” line in the consolidated statements of income is used to record charges for restructuring programs, goodwill impairments, and other asset related charges, which includes other asset impairments.

DowDuPont Agriculture Division Restructuring Program

During the fourth quarter of 2018 and in connection with the ongoing integration activities, DowDuPont approved restructuring actions to simplify and optimize certain organizational structures within the Agriculture division in preparation for its intended separation as a standalone company (“Agriculture Division Program”). As a result of these actions, the Company expects to record total pretax restructuring charges of $31 million, comprised of $28 million of severance and related benefit costs and $3 million of asset write-downs and write-offs. For the year ended December 31, 2018, the Company recorded pretax restructuring charges of $25 million, consisting of severance and related benefit costs of $24 million and asset write-downs and write-offs of $1 million. The impact of these charges is shown as “Restructuring, goodwill impairment and asset related charges - net” in the consolidated statements of income. The Company expects actions related to the Agriculture Division Program to be substantially complete by mid 2019.

The following table summarizes the activities related to the Agriculture Division Program. At December 31, 2018, $23 million was included in “Accrued and other current liabilities” in the consolidated balance sheets.

DowDuPont Agriculture Division Program In millions	Severance and Related Benefit Costs	Asset Write- downs and Write-offs	Total
2018 restructuring charges	$24	$1	$25
Charges against the reserve	—	(1)	(1)
Cash payments	(1)	—	(1)
Reserve balance at Dec 31, 2018	$23	$—	$23

DowDuPont Cost Synergy Program

In September and November 2017, DowDuPont approved post-merger restructuring actions under the DowDuPont Cost Synergy Program (the “Synergy Program”) which is designed to integrate and optimize the organization following the Merger and in preparation for the Intended Business Separations. The Company expects to record total pretax restructuring charges of approximately $1.3 billion, which included initial estimates of approximately $525 million to $575 million of severance and related benefit costs; $400 million to $440 million of asset write-downs and write-offs, and $290 million to $310 million of costs associated with exit and disposal activities.

As a result of the Synergy Program, the Company recorded pretax restructuring charges of $687 million in 2017, consisting of severance and related benefit costs of $357 million, asset write-downs and write-offs of $287 million and costs associated with exit and disposal activities of $43 million. For the year ended December 31, 2018, the Company recorded pretax restructuring charges of $551 million, consisting of severance and related benefit costs of $204 million, asset write-downs and write-offs of $226 million and costs associated with exit and disposal activities of $121 million. The impact of these charges is shown as “Restructuring, goodwill impairment and asset related charges - net” in the consolidated statements of income. The Company expects to record additional restructuring charges during 2019 and substantially complete the Synergy Program by the end of 2019.

The following table summarizes the activities related to the Synergy Program. At December 31, 2018, $272 million was included in “Accrued and other current liabilities” ($231 million at December 31, 2017) and $55 million was included in “Other noncurrent obligations” ($118 million at December 31, 2017) in the consolidated balance sheets.

DowDuPont Synergy Program In millions	Severance and Related Benefit Costs	Asset Write- downs and Write-offs	Costs Associated with Exit and Disposal Activities	Total
2017 restructuring charges	$357	$287	$43	$687
Charges against the reserve	—	(287)	—	(287)
Cash payments	(51)	—	—	(51)
Reserve balance at Dec 31, 2017	$306	$—	$43	$349
2018 restructuring charges	204	226	121	551
Charges against the reserve	—	(226)	—	(226)
Cash payments	(248)	—	(99)	(347)
Reserve balance at Dec 31, 2018	$262	$—	$65	$327

Asset Write-downs and Write-offs

The restructuring charges related to the write-down and write-off of assets in 2017 totaled $287 million. Details regarding the write-downs and write-offs are as follows:

•

The Company will close or consolidate several manufacturing, R&D and administrative facilities around the world aligned with seed and crop protection activities, including the write-down of other non-manufacturing assets. As a result, the Company recorded a charge of $94 million. These facilities will be shut down or consolidated by the end of 2019.

•

The Company recorded a charge of $83 million for asset write-downs and write-offs aligned with electronics and imaging product lines, including the shutdown of a metalorganic manufacturing facility in Cheonan, South Korea, the write-off of in-process research and development and other intangible assets, and the consolidation of certain R&D facilities. The South Korean facility was shut down in the second quarter of 2018.

•	The Company recorded a charge of $22 million for asset write-downs and write-offs aligned with an energy project, including the write-off of capital projects and other non-manufacturing assets.

•

The Company wrote-off $21 million of assets aligned with safety and construction products, including intangible assets as a result of the Clean Filtration Technologies plant shutdown in the fourth quarter of 2017.

•

The Company recorded a charge of $67 million for other miscellaneous asset write-downs and write-offs, including the shutdown of several small manufacturing facilities and the write-off of non-manufacturing assets, certain corporate facilities and data centers. These manufacturing facilities will be shut down primarily by the end of 2019.

The restructuring charges related to the write-down and write-off of assets in 2018 totaled $226 million. Details regarding the write-downs and write-offs are as follows:

•

The Company recorded a charge of $171 million related primarily to the consolidation or shutdown of manufacturing, R&D and other non-manufacturing facilities and the write-down of inventory aligned with seed and crop protection activities. These facilities will be shut down primarily by the end of the third quarter of 2019.

•

The Company recorded a charge of $27 million for asset write-downs and write-offs aligned with industrial biosciences product lines, including the shutdown of a microbial control manufacturing facility. The manufacturing facility will be shut down by the end of 2019.

•

The Company recorded a charge of $28 million for other miscellaneous asset write-downs and write-offs, including the shutdown of several small manufacturing facilities and the write-off of non-manufacturing assets and certain corporate facilities. These manufacturing facilities will be shut down by the end of the third quarter of 2019.

Costs Associated with Exit and Disposal Activities

The restructuring charges for costs associated with exit and disposal activities, including contract cancellation penalties and environmental remediation liabilities, totaled $43 million in 2017 and $121 million in 2018.

2016 Restructuring

On June 27, 2016, Dow’s Board approved a restructuring plan that incorporated actions related to the ownership restructure of Dow Silicones. These actions, aligned with Dow’s value growth and synergy targets, resulted in a global workforce reduction of approximately 2,500 positions, with most of these positions resulting from synergies related to the ownership restructure of Dow Silicones.

As a result of these actions, the Company recorded pretax restructuring charges of $449 million in the second quarter of 2016, consisting of severance and related benefit costs of $268 million, asset write-downs and write-offs of $153 million and costs associated with exit and disposal activities of $28 million. The impact of these charges is shown as “Restructuring, goodwill impairment and asset related charges - net” in the consolidated statements of income. The 2016 restructuring activities were substantially complete at June 30, 2018, with remaining liabilities for severance and related benefit costs and costs associated with exit and disposal activities to be settled over time.

The following table summarizes the activities related to the Company’s 2016 restructuring reserve.

2016 Restructuring Charges In millions	Severance and Related Benefit Costs	Asset Write- downs and Write-offs	Costs Associated with Exit and Disposal Activities	Total
2016 restructuring charges	$268	$153	$28	$449
Charges against the reserve	—	(153)	—	(153)
Cash payments	(67)	—	(1)	(68)
Reserve balance at Dec 31, 2016	$201	$—	$27	$228
Adjustments to the reserve [1]	—	—	(7)	(7)
Cash payments	(150)	—	(3)	(153)
Reserve balance at Dec 31, 2017	$51	$—	$17	$68
Adjustments to the reserve [1]	(8)	—	14	6
Cash payments	(37)	—	(4)	(41)
Reserve balance at Jun 30, 2018	$6	$—	$27	$33

1.	Included in “Restructuring, goodwill impairment and asset related charges—net” in the consolidated statements of income.

Asset Write-downs and Write-offs

The restructuring charges related to the write-down and write-off of assets in the second quarter of 2016 totaled $153 million. Details regarding the write-downs and write-offs are as follows:

•

The Company recorded a charge of $70 million for asset write-downs and write-offs including the shutdown of a solar manufacturing facility in Midland, Michigan; the write-down of a solar facility in Milpitas, California; and, the write-off of capital projects and in-process research and development. The Midland facility was shut down in the third quarter of 2016.

•

To enhance competitiveness and streamline costs associated with the ownership restructure of Dow Silicones, a silicones manufacturing facility in Yamakita, Japan, was shut down in the fourth quarter of 2018. In addition, an idled facility was shut down in the second quarter of 2016. As a result, the Company recorded a charge of $25 million.

•	The Company recorded a charge of $25 million to close and/or consolidate certain corporate facilities and data centers.

•

A decision was made to shut down a small manufacturing facility and to write-down other non-manufacturing assets, including a cost method investment and certain aircraft. As a result, the Company recorded a charge of $33 million. The manufacturing facility was shut down in the second quarter of 2016.

Costs Associated with Exit and Disposal Activities

The restructuring charges for costs associated with exit and disposal activities, including contract cancellation penalties, environmental remediation and warranty liabilities, were $28 million in the second quarter of 2016.

Dow expects to incur additional costs in the future related to its restructuring activities. Future costs are expected to include demolition costs related to closed facilities and restructuring plan implementation costs; these costs will be recognized as incurred. The Company also expects to incur additional employee-related costs, including involuntary termination benefits, related to its other optimization activities. These costs cannot be reasonably estimated at this time.

Goodwill Impairment

Upon completion of the goodwill impairment testing in the fourth quarter of 2017, the Company determined the fair value of the Coatings & Performance Monomers reporting unit was lower than its carrying amount. As a result, the Company recorded an impairment charge of $1,491 million in the fourth quarter of 2017, included in “Restructuring, goodwill impairment and asset related charges—net” in the consolidated statements of income. See Note 13 for additional information on the impairment charge.

Asset Related Charges

2018 Charges

In 2018, the Company recognized an additional pretax impairment charge of $34 million related primarily to capital additions made to the biopolymers manufacturing facility in Santa Vitoria, Minas Gerais, Brazil, which was impaired in 2017. The impairment charge was included in “Restructuring, goodwill impairment and asset related charges—net” in the consolidated statements of income.

2017 Charges

In the fourth quarter of 2017, the Company recognized a $622 million pretax impairment charge related to a biopolymers manufacturing facility in Santa Vitoria, Minas Gerais, Brazil. The Company determined it would not pursue an expansion of the facility’s ethanol mill into downstream derivative products, primarily as a result of cheaper ethane-based production as well as the Company’s new assets coming online on the U.S. Gulf Coast which can be used to meet growing market demands in Brazil. As a result of this decision, cash flow analysis indicated the carrying amount of the impacted assets was not recoverable. The impairment charge was included in “Restructuring, goodwill impairment and asset related charges—net” in the consolidated statements of income. See Notes 22 and 23 for additional information.

The Company also recognized other pretax impairment charges of $317 million in the fourth quarter of 2017, including charges related to manufacturing assets of $230 million, an equity method investment of $81 million and other assets of $6 million. The impairment charges were included in “Restructuring, goodwill impairment and asset related charges—net” in the consolidated statements of income. See Note 22 for additional information.

2016 Charges

In the fourth quarter of 2016, the Company recognized a $143 million pretax impairment charge related to its equity interest in AgroFresh Solutions, Inc. (“AFSI”) due to a decline in the market value of AFSI. The impairment charge was included in “Restructuring, goodwill impairment and asset related charges—net” in the consolidated statements of income. See Notes 12, 22 and 23 for additional information.

NOTE 8 – SUPPLEMENTARY INFORMATION

Sundry Income (Expense) – Net
In millions	2018	2017	2016
Non-operating pension and other postretirement benefit plan net credits (costs) [1]	$119	$(682)	$34
Gain on sales of other assets and investments	59	182	170
Interest income	109	106	107
Foreign exchange losses	(119)	(72)	(126)
Post-closing adjustments on divestiture of MEGlobal	20	—	(1)
Gain and post-closing adjustments related to Dow Silicones ownership restructure [2]	(47)	—	2,445
Loss on early extinguishment of debt [3]	(54)	—	—
Loss on divestitures	(14)	—	(25)
Gain on divestiture of DAS Divested Ag Business [4]	—	635	—
Gain on divestiture of the EAA Business [4]	—	227	—
Gain related to Nova patent infringement award [5]	—	137	—
Loss related to Bayer CropScience arbitration matter [5]	—	(469)	—
Impact of split-off of chlorine value chain	—	7	6
Settlement of the urethane matters class action lawsuit and opt-out cases [5]	—	—	(1,235)
Costs associated with transactions and productivity actions	—	—	(41)
Implant liability adjustment [5]	—	—	27
Reclassification of cumulative translation adjustments	4	8	—
Other - net	104	116	125
Total sundry income (expense) – net	$181	$195	$1,486

1.	Presented in accordance with ASU 2017-07. See Notes 1, 2 and 19 for additional information.
2.	See Note 5 for additional information.
3.	See Note 15 for additional information.
4.	See Note 6 for additional information.
5.	See Note 16 for additional information.

Accrued and Other Current Liabilities

“Accrued and other current liabilities” were $3,611 million at December 31, 2018 and $4,025 million at December 31, 2017. Accrued payroll, which is a component of “Accrued and other current liabilities,” was $926 million at December 31, 2018 and $1,109 million at December 31, 2017. No other components of “Accrued and other current liabilities” were more than 5 percent of total current liabilities.

NOTE 9 – INCOME TAXES

On December 22, 2017, The Act was enacted. The Act reduces the U.S. federal corporate income tax rate from 35 percent to 21 percent, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously deferred, creates new provisions related to foreign sourced earnings, eliminates the domestic manufacturing deduction and moves to a hybrid territorial system. At December 31, 2017, the Company had not completed its accounting for the tax effects of The Act; however, the Company made a reasonable estimate of the effects on its existing deferred tax balances and the one-time transition tax. In accordance with Staff Accounting Bulletin 118 (“SAB 118”), income tax effects of The Act were refined upon obtaining, preparing, and analyzing additional information during the measurement period. At December 31, 2018, the Company had completed its accounting for the tax effects of The Act.

•

As a result of The Act, the Company remeasured its U.S. federal deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 21 percent. The Company recorded a cumulative benefit of $29 million ($79 million benefit in 2018 and $50 million charge in 2017) to “Provision for income taxes” in the consolidated statements of income with respect to the remeasurement of the Company’s deferred tax balances.

•

The Act requires a mandatory deemed repatriation of post-1986 undistributed foreign earnings and profits, which results in a one-time transition tax. The Company recorded a cumulative charge of $780 million ($85 million benefit in 2018 and $865 million charge in 2017) to “Provision for income taxes” in the consolidated statements of income with respect to the one-time transition tax.

•

In 2018, the Company recorded an indirect impact of The Act related to prepaid tax on the intercompany sale of inventory. The amount recorded related to inventory was a charge of $38 million to “Provision for income taxes” in the consolidated statements of income.

•

For tax years beginning after December 31, 2017, The Act introduced new provisions for U.S. taxation of certain global intangible low-taxed income (“GILTI”). The Company has made the policy election to record any liability associated with GILTI in the period in which it is incurred.

Geographic Allocation of Income and Provision for Income Taxes	2018	2017	2016
In millions
Income (Loss) before income taxes
Domestic [1,2]	$1,668	$(1,973)	$485
Foreign [1]	4,250	4,772	3,928
Income before income taxes	$5,918	$2,799	$4,413
Current tax expense (benefit)
Federal	$290	$(308)	$91
State and local	8	—	21
Foreign	1,517	1,579	1,156
Total current tax expense	$1,815	$1,271	$1,268
Deferred tax expense (benefit)
Federal [3]	$(323)	$1,027	$(1,255)
State and local	(7)	56	(10)
Foreign	(200)	(150)	6
Total deferred tax expense (benefit)	$(530)	$933	$(1,259)
Provision for income taxes	$1,285	$2,204	$9
Net income	$4,633	$595	$4,404

1.

In 2017, the domestic component of “Income before income taxes” included approximately $308 million ($2.1 billion in 2016) and the foreign component contained $562 million (zero in 2016) of income from portfolio actions. See Notes 5 and 6 for additional information.

2.

In 2017, the domestic component of “Income before income taxes” included approximately $2.7 billion of expense related to a goodwill impairment, non-qualified pension plan change in control charges and litigation settlements. In 2016, the domestic component of “Income before income taxes” included approximately $2.6 billion of expenses related to the urethane matters class action lawsuit and opt-out cases settlements, asbestos-related charge and charges for environmental matters. See Notes 13, 16 and 19 for additional information.

3.

The 2018 and 2017 amounts reflect the tax impact of The Act which accelerated the utilization of tax credits and required remeasurement of all U.S. deferred tax assets and liabilities. The 2016 amount reflects the tax impact of accrued one-time items and reduced domestic income which limited the utilization of tax credits.

In 2017, as a result of the Merger and subsequent change in the Company’s ownership, certain net operating loss carryforwards available for the Company’s consolidated German tax group were derecognized. In addition, the sale of stock between two consolidated subsidiaries in 2014 created a gain that was initially deferred for tax purposes. This deferred gain became taxable as a result of activities executed in anticipation of the Intended Business Separations. As a result, in 2017, the Company recorded a charge of $267 million to “Provision for income taxes” in the consolidated statements of income.

Reconciliation to U.S. Statutory Rate		2018	2017	2016
Statutory U.S. federal income tax rate		21.0%	35.0%	35.0%
Equity earnings effect		(2.1)	(4.2)	(1.2)
Foreign income taxed at rates other than the statutory U.S. federal income tax rate [1]		5.2	(15.9)	(7.0)
U.S. tax effect of foreign earnings and dividends		(0.5)	(1.6)	(4.6)
Unrecognized tax benefits		0.1	1.1	(0.8)
Acquisitions, divestitures and ownership restructuring activities [2]		0.3	11.7	(21.2)
Impact of U.S. tax reform		(2.1)	32.7	—
State and local income taxes		0.4	3.2	0.2
Goodwill impairment		—	19.2	—
Excess tax benefits from stock-based compensation [3]		(0.9)	(3.5)	—
Other - net		0.3	1.0	(0.2)
Effective Tax Rate		21.7%	78.7%	0.2%

1.  Includes the impact of valuation allowances in foreign jurisdictions.

2.  See Notes 5 and 6 for additional information.

3.  Reflects the impact of the adoption of ASU 2016-09, “Compensation—Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting,” which was adopted January 1, 2017, and resulted in the recognition of excess tax benefits related to stock-based compensation in “Provision for income taxes.”

Deferred Tax Balances at Dec 31	2018		2017
In millions	Assets	Liabilities	Assets	Liabilities
Property	$460	$2,550	$508	$2,474
Tax loss and credit carryforwards	2,244	—	1,734	—
Postretirement benefit obligations	2,226	213	2,442	136
Other accruals and reserves	1,250	110	1,251	146
Intangibles	151	942	176	1,010
Inventory	68	163	35	171
Investments	181	60	272	158
Other – net	587	442	420	414
Subtotal	$7,167	$4,480	$6,838	$4,509
Valuation allowances	(1,320)	—	(1,371)	—
Total	$5,847	$4,480	$5,467	$4,509

Operating Loss and Tax Credit Carryforwards at Dec 31	2018	2017
In millions	Assets	Assets
Operating loss carryforwards
Expire within 5 years	$268	$246
Expire after 5 years or indefinite expiration	1,319	1,305
Total operating loss carryforwards	$1,587	$1,551
Tax credit carryforwards
Expire within 5 years	$32	$39
Expire after 5 years or indefinite expiration	625	144
Total tax credit carryforwards	$657	$183
Total operating loss and tax credit carryforwards	$2,244	$1,734

Undistributed earnings of foreign subsidiaries and related companies that are deemed to be permanently invested amounted to $6,800 million at December 31, 2018 and $7,052 million at December 31, 2017. The Act imposed U.S. tax on all post-1986 foreign unrepatriated earnings accumulated through December 31, 2017. Unrepatriated earnings generated after December 31, 2017, are now subject to tax in the current year. All undistributed earnings are still subject to certain taxes upon repatriation, primarily where foreign withholding taxes apply. It is not practicable to calculate the unrecognized deferred tax liability on undistributed earnings.

The following table provides a reconciliation of the Company’s unrecognized tax benefits:

Total Gross Unrecognized Tax Benefits
In millions	2018	2017	2016
Total unrecognized tax benefits at Jan 1	$253	$231	$280
Decreases related to positions taken on items from prior years	(7)	(4)	(12)
Increases related to positions taken on items from prior years [1]	68	37	153
Increases related to positions taken in the current year [2]	2	10	135
Settlement of uncertain tax positions with tax authorities [1]	—	(12)	(325)
Decreases due to expiration of statutes of limitations	(1)	(9)	—
Foreign exchange gain	(2)	—	—
Total unrecognized tax benefits at Dec 31	$313	$253	$231
Total unrecognized tax benefits that, if recognized, would impact the effective tax rate	$236	$243	$223
Total amount of interest and penalties (benefit) recognized in “Provision for income taxes”	$(12)	$2	$(55)
Total accrual for interest and penalties recognized in the consolidated balance sheets	$109	$110	$89

1.	The 2016 balance includes the impact of a settlement agreement related to a historical change in the legal ownership structure of a nonconsolidated affiliate discussed below.
2.	The 2016 balance includes $126 million assumed in the Dow Silicones ownership restructure.

On January 9, 2017, the U.S. Supreme Court denied certiorari in the Company’s tax treatment of partnerships and transactions associated with Chemtech, a wholly owned subsidiary. The Company has fully accrued the position and does not expect a future impact to “Provision for income taxes” in the consolidated statements of income as a result of the ruling.

In the fourth quarter of 2016, a settlement of $206 million was reached on a tax matter associated with a historical change in the legal ownership structure of a nonconsolidated affiliate. As a result of the settlement, the Company recorded a charge of $13 million to “Provision for income taxes” in the consolidated statements of income.

Dow and its consolidated subsidiaries are included in DowDuPont’s consolidated federal income tax group and consolidated tax return. Generally, the consolidated tax liability of the DowDuPont U.S. tax group for each year will be apportioned among the members of the consolidated group based on each member’s separate taxable income. Dow and DuPont intend that, to the extent federal and/or state corporate income tax liabilities are reduced through the utilization of tax attributes of the other, settlement of any receivable and payable generated from the use of the other party’s sub-group attributes will be in accordance with a tax sharing agreement and/or tax matters agreement.

Each year, the Company files tax returns in the various national, state and local income taxing jurisdictions in which it operates. These tax returns are subject to examination and possible challenge by the tax authorities. Positions challenged by the tax authorities may be settled or appealed by the Company. As a result, there is an uncertainty in income taxes recognized in the Company’s financial statements in accordance with accounting for income taxes and accounting for uncertainty in income taxes. The ultimate resolution of such uncertainties is not expected to have a material impact on the Company’s results of operations.

Tax years that remain subject to examination for the Company’s major tax jurisdictions are shown below:

Tax Years Subject to Examination by Major Tax Jurisdiction at Dec 31, 2018	Earliest Open Year
Jurisdiction
Argentina	2011
Brazil	2006
Canada	2012
China	2008
Germany	2009
Italy	2013
The Netherlands	2016
Switzerland	2012
United States:
Federal income tax	2004
State and local income tax	2004

The reserve for non-income tax contingencies related to issues in the United States and foreign locations was $91 million at December 31, 2018 and $110 million at December 31, 2017. This is management’s best estimate of the potential liability for non-income tax contingencies. Inherent uncertainties exist in estimates of tax contingencies due to changes in tax law, both legislated and concluded through the various jurisdictions’ tax court systems. It is the opinion of the Company’s management that the possibility is remote that costs in excess of those accrued will have a material impact on the Company’s consolidated financial statements.

NOTE 10 – INVENTORIES

The following table provides a breakdown of inventories:

Inventories at Dec 31
In millions	2018	2017
Finished goods	$5,640	$5,213
Work in process	2,214	1,747
Raw materials	941	898
Supplies	880	848
Total	$9,675	$8,706
Adjustment of inventories to a LIFO basis	(415)	(330)
Total inventories	$9,260	$8,376

NOTE 11 – PROPERTY

The following table provides a breakdown of property:

Property at Dec 31	Estimated Useful Lives (Years)	2018	2017
In millions
Land and land improvements	0-25	$2,557	$2,535
Buildings	5-50	6,067	5,920
Machinery and equipment	3-25	45,133	43,208
Other property	3-50	5,414	5,277
Construction in progress	—	2,266	3,486
Total property		$61,437	$60,426

In millions	2018	2017	2016
Depreciation expense	$2,432	$2,329	$2,130
Capitalized interest	$88	$240	$243

NOTE 12 – NONCONSOLIDATED AFFILIATES

The Company’s investments in companies accounted for using the equity method (“nonconsolidated affiliates”), by classification in the consolidated balance sheets, and dividends received from nonconsolidated affiliates are shown in the following tables:

Investments in Nonconsolidated Affiliates at Dec 31	2018 [1]	2017 [1]
In millions
Investment in nonconsolidated affiliates	$3,823	$3,742
Other noncurrent obligations	(495)	(752)
Net investment in nonconsolidated affiliates	$3,328	$2,990

1.

The carrying amount of the Company’s investments in nonconsolidated affiliates at December 31, 2018, was $10 million less than its share of the investees’ net assets, ($32 million less at December 31, 2017), exclusive of additional differences relating to EQUATE Petrochemical Company K.S.C.C. (“EQUATE”) and AFSI, which are discussed separately in the disclosures that follow.

Dividends Received from Nonconsolidated Affiliates	2018	2017 [1]	2016
In millions
Dividends from nonconsolidated affiliates	$908	$865	$685

1.	Includes a non-cash dividend of $8 million.

Except for AFSI, the nonconsolidated affiliates in which the Company has investments are privately held companies; therefore, quoted market prices are not available.

Dow Silicones and the HSC Group

As a result of the Dow Silicones ownership restructure, Dow Silicones, previously a 50:50 joint venture between Dow and Corning, became a wholly owned subsidiary of Dow as of June 1, 2016. The Company’s equity interest in Dow Silicones, which was previously classified as “Investment in nonconsolidated affiliates” in the consolidated balance sheets, was remeasured to fair value. See Note 5 for additional information on the Dow Silicones ownership restructure. Dow Silicones continues to maintain equity interests in the HSC Group, which includes Hemlock Semiconductor L.L.C. and DC HSC Holdings LLC. The negative investment balance in Hemlock Semiconductor L.L.C. was $495 million at December 31, 2018 ($752 million at December 31, 2017).

EQUATE

At December 31, 2018, the Company had an investment balance in EQUATE of $131 million ($42 million at December 2017), which is classified as “Investment in nonconsolidated affiliates” in the consolidated balance sheets. The Company’s investment in EQUATE was $502 million less than the Company’s proportionate share of EQUATE’s underlying net assets at December 31, 2018 ($516 million less at December 31, 2017), which represents the difference between the fair values of certain MEGlobal assets acquired by EQUATE and the Company’s related valuation on a U.S. GAAP basis. A basis difference of $184 million at

December 31, 2018 ($200 million at December 31, 2017) is being amortized over the remaining useful lives of the assets and the remainder is considered a permanent difference.

AFSI

On July 31, 2015, the Company sold its AgroFresh business to AFSI. Proceeds received on the divestiture of AgroFresh included 17.5 million common shares of AFSI, which were valued at $210 million and represented an approximate 35 percent ownership interest in AFSI. Based on the December 31, 2016 closing stock price of AFSI, the value of this investment would have been lower than the carrying value by $143 million. In the fourth quarter of 2016, the Company determined the decline in market value of AFSI was other-than-temporary and recognized a $143 million pretax impairment charge related to its equity interest in AFSI. The impairment charge was included in “Restructuring, goodwill impairment and asset related charges—net” in the consolidated statements of income. At December 31, 2018, the Company’s investment in AFSI was $101 million less than the Company’s proportionate share of AFSI’s underlying net assets ($92 million less at December 31, 2017). This amount primarily relates to the other-than-temporary decline in the Company’s investment in AFSI.

On April 4, 2017, the Company and AFSI revised certain agreements related to the divestiture of the Agrofresh business Dow entered into a stock purchase agreement to purchase up to 5,070,358 shares of AFSI’s common stock, which represented approximately 10 percent of AFSI’s common stock outstanding at signing of the agreement, subject to certain terms and conditions. On November 19, 2018, the stock purchase agreement concluded. At December 31, 2018, the Company held a 42 percent ownership interest in AFSI (36 percent at December 31, 2017). See Notes 22 and 23 for further information on this investment.

Sadara

The Company and Saudi Arabian Oil Company formed Sadara Chemical Company (“Sadara”) to build and operate a world-scale, fully integrated chemicals complex in Jubail Industrial City, Kingdom of Saudi Arabia. Sadara achieved its first polyethylene production in December 2015 and announced the start-up of its mixed feed cracker and a third polyethylene train (which added to the two polyethylene trains already in operation) in August 2016. Sadara achieved successful startup of its remaining production units in 2017. In 2018, the Company entered into a shareholder loan reduction agreement with Sadara and converted $312 million of the remaining loan and accrued interest balance into equity. At December 31, 2018, the Company’s note receivable with Sadara was zero. In addition, in the fourth quarter of 2018, the Company waived $70 million of accounts receivable with Sadara, which was converted into equity. In 2017, the Company loaned $735 million to Sadara and converted $718 million into equity, and had a note receivable from Sadara of $275 million at December 31, 2017, included in “Noncurrent receivables” in the consolidated balance sheets.

Transactions with Nonconsolidated Affiliates

The Company has service agreements with certain nonconsolidated affiliates, including contracts to manage the operations of manufacturing sites and the construction of new facilities; licensing and technology agreements; and marketing, sales, purchase, lease and sublease agreements.

The Company sells excess ethylene glycol produced at Dow’s manufacturing facilities in the United States and Europe to MEGlobal, a subsidiary of EQUATE. The Company also sells ethylene to MEGlobal as a raw material for its ethylene glycol plants in Canada. Sales of these products to MEGlobal represented 1 percent of total net sales in 2018, 2017 and 2016.

Dow Silicones supplies trichlorosilane, a raw material used in the production of polycrystalline silicon, to the HSC Group. Sales of this material to the HSC Group represented less than 1 percent of total net sales in 2018 and 2017. Sales of this material to the HSC Group for the period of June 1, 2016 through December 31, 2016 represented less than 1 percent of total net sales in 2016.

Dow is responsible for marketing the majority of Sadara products outside of the Middle East zone through the Company’s established sales channels. Under this arrangement, the Company purchases and sells Sadara products for a marketing fee. Purchases of Sadara products represented 8 percent of “Cost of sales” in 2018 (3 percent in 2017 and not material in 2016).

Dow purchases products from The SCG-Dow Group, primarily for marketing and distribution in Asia Pacific. Purchases of products from The SCG-Dow Group represented 2 percent of “Cost of sales” in 2018 (2 percent in 2017 and 3 percent in 2016).

Sales to and purchases from other nonconsolidated affiliates were not material to the consolidated financial statements.

Balances due to or due from nonconsolidated affiliates at December 31, 2018 and 2017 were as follows:

Balances Due To or Due From Nonconsolidated Affiliates at Dec 31	2018	2017
In millions
Accounts and notes receivable - Other	$562	$474
Noncurrent receivables	8	283
Total assets	$570	$757
Accounts payable - Other	$1,328	$1,260

Principal Nonconsolidated Affiliates

Dow had an ownership interest in 51 nonconsolidated affiliates at December 31, 2018 (53 at December 31, 2017). The Company’s principal nonconsolidated affiliates and its ownership interest (direct and indirect) for each at December 31, 2018, 2017 and 2016 are as follows:

Principal Nonconsolidated Affiliates at Dec 31	Country	Ownership Interest
		2018	2017	2016
EQUATE Petrochemical Company K.S.C.C.	Kuwait	42.5%	42.5%	42.5%
The HSC Group:
DC HSC Holdings LLC [1]	United States	50%	50%	50%
Hemlock Semiconductor L.L.C.	United States	50.1%	50.1%	50.1%
The Kuwait Olefins Company K.S.C.C.	Kuwait	42.5%	42.5%	42.5%
The Kuwait Styrene Company K.S.C.C.	Kuwait	42.5%	42.5%	42.5%
Map Ta Phut Olefins Company Limited [2]	Thailand	32.77%	32.77%	32.77%
Sadara Chemical Company	Saudi Arabia	35%	35%	35%
The SCG-Dow Group:
Siam Polyethylene Company Limited	Thailand	50%	50%	50%
Siam Polystyrene Company Limited	Thailand	50%	50%	50%
Siam Styrene Monomer Co., Ltd.	Thailand	50%	50%	50%
Siam Synthetic Latex Company Limited	Thailand	50%	50%	50%

1.  DC HSC Holdings LLC holds an 80.5 percent indirect ownership interest in Hemlock Semiconductor Operations LLC.

2.  The Company’s effective ownership of Map Ta Phut Olefins Company Limited is 32.77 percent, of which the Company directly owns 20.27 percent and indirectly owns 12.5 percent through its equity interest in Siam Polyethylene Company Limited.

The Company’s investment in and equity earnings from its principal nonconsolidated affiliates are shown in the tables below:

Investment in Principal Nonconsolidated Affiliates at Dec 31			2018	2017
In millions
Investment in nonconsolidated affiliates			$ 3,411	$ 3,323
Other noncurrent obligations			(495)	(752)
Net investment in principal nonconsolidated affiliates			$ 2,916	$ 2,571

Equity Earnings from Principal Nonconsolidated Affiliates		2018	2017	2016 [1]
In millions
Equity in earnings of principal nonconsolidated affiliates		$ 950	$ 701	$ 449
1.	Equity in earnings of principal nonconsolidated affiliates for 2016 includes the results of Dow Silicones through May 31, 2016.

The summarized financial information that follows represents the combined accounts (at 100 percent) of the principal nonconsolidated affiliates.

Summarized Balance Sheet Information at Dec 31				2018		2017
In millions
Current assets			$	8,741	$	8,039
Noncurrent assets				27,385		28,300
Total assets			$	36,126	$	36,339
Current liabilities			$	5,706	$	5,164
Noncurrent liabilities				20,807		22,240
Total liabilities			$	26,513	$	27,404
Noncontrolling interests			$	332	$	304

Summarized Income Statement Information [1]		2018		2017		2016 [2]
In millions
Sales	$	15,619	$	13,345	$	12,003
Gross profit	$	3,130	$	2,461	$	2,518
Net income	$	1,943	$	1,401	$	831

1.

The results in this table reflect purchase and sale activity between certain principal nonconsolidated affiliates and the Company, as previously discussed in the “Transactions with Nonconsolidated Affiliates” section.

2.	The summarized income statement information for 2016 includes the results of Dow Silicones through May 31, 2016.

NOTE 13 – GOODWILL AND OTHER INTANGIBLE ASSETS

The following table shows changes in the carrying amount of goodwill for the years ended December 31, 2018 and 2017:

Goodwill
In millions
Balance at Jan 1, 2017	$15,272
Sale of SKC Haas Display Films [1]	(34)
Divestiture of the EAA Business [2]	(23)
Divestiture of the DAS Divested Ag Business [3]	(128)
Dissolution of joint venture [4]	48
Goodwill impairment	(1,491)
Foreign currency impact	299
Other	(5)
Balance at Dec 31, 2017	$13,938
Foreign currency impact	(80)
Other	(10)
Balance at Dec 31, 2018	$13,848
1.	On June 30, 2017, the Company sold its ownership interest in the SKC Haas Display Films group of companies. See Note 18 for additional information.
2.	On September 1, 2017, the Company divested its EAA Business to SK Global Chemical Co., Ltd. See Note 6 for additional information.
3.	On November 30, 2017, the Company divested the DAS Divested Ag Business to CITIC Agri Fund. See Note 6 for additional information.
4.	On December 31, 2017, the Company dissolved a crude acrylic acid joint venture. See Note 23 for additional information.

Effective with the Merger, the Company updated its reporting units to align with the level at which discrete financial information is available for review by management. A relative fair value method was used to reallocate goodwill for reporting units of which the composition had changed. The new reporting units are: Agriculture, Coatings & Performance Monomers, Construction Chemicals, Consumer Solutions, Electronics & Imaging, Energy Solutions, Hydrocarbons & Energy, Industrial Biosciences, Industrial Solutions, Nutrition & Health, Packaging and Specialty Plastics, Polyurethanes & CAV, Safety & Construction and Transportation & Advanced Polymers. At December 31, 2017, goodwill was carried by all of these reporting units.

In 2018, the Energy Solutions and Construction Chemicals reporting units were combined into Industrial Solutions and Polyurethanes & CAV, respectively. At December 31, 2018, goodwill was carried by all reporting units.

Goodwill Impairments

The carrying amounts of goodwill at December 31, 2018 and 2017, were net of accumulated impairments of $1,920 million.

Goodwill Impairment Testing

The Company performs an impairment test of goodwill annually in the fourth quarter. In 2018, the Company performed quantitative testing for 2 reporting units (11 in 2017 and 3 in 2016) and a qualitative assessment was performed for the remaining reporting units. The qualitative assessments indicated that it was not more likely than not that fair value was less than the carrying value for those reporting units included in the qualitative test.

The quantitative testing conducted in 2018 and 2016 concluded that no goodwill impairments existed.

Upon completion of the quantitative testing in the fourth quarter of 2017, the Company determined the Coatings & Performance Monomers reporting unit was impaired. Throughout 2017, the Coatings & Performance Monomers reporting unit did not consistently meet expected financial performance targets, primarily due to increasing commoditization in coatings markets and competition, as well as customer consolidation in end markets which reduced growth opportunities. As a result, the Coatings & Performance Monomers reporting unit lowered future revenue and profitability expectations. The fair value of the Coatings & Performance Monomers reporting unit was determined using a discounted cash flow methodology that reflected reductions in projected revenue growth rates, primarily driven by modified sales volume and pricing assumptions, as well as revised expectations for future growth rates. These discounted cash flows did not support the carrying value of the Coatings & Performance Monomers reporting unit. As a result, the Company recorded a goodwill impairment charge for the Coatings & Performance Monomers reporting unit of $1,491 million in the fourth quarter of 2017, included in “Restructuring, goodwill impairment and asset related charges—net” in the consolidated statements of income. The Coatings & Performance Monomers reporting unit carried $1,071 million of goodwill at December 31, 2017. No other goodwill impairments were identified as a result of the 2017 testing.

Other Intangible Assets

The following table provides information regarding the Company’s other intangible assets:

Other Intangible Assets at Dec 31	2018			2017
In millions	Gross Carrying Amount	Accum Amort	Net	Gross Carrying Amount	Accum Amort	Net
Intangible assets with finite lives:
Developed technology	$ 3,255	$(1,934)	$ 1,321	$ 3,263	$(1,690)	$ 1,573
Software	1,529	(876)	653	1,420	(780)	640
Trademarks/tradenames	688	(631)	57	697	(570)	127
Customer-related	4,911	(2,151)	2,760	5,035	(1,965)	3,070
Other	243	(170)	73	245	(156)	89
Total other intangible assets, finite lives	$ 10,626	$(5,762)	$ 4,864	$ 10,660	$(5,161)	$ 5,499
In-process research and development (“IPR&D”)	49	—	49	50	—	50
Total other intangible assets	$ 10,675	$(5,762)	$ 4,913	$ 10,710	$(5,161)	$ 5,549

The following table provides information regarding amortization expense related to intangible assets:

Amortization Expense	2018	2017	2016
In millions
Other intangible assets, excluding software	$622	$624	$544
Software, included in “Cost of sales”	$100	$87	$73

In the fourth quarter of 2017, the Company wrote-off $69 million of intangible assets (including $11 million of IPR&D) as part of the Synergy Program. In the second quarter of 2016, the Company wrote-off $11 million of IPR&D as part of the 2016 restructuring charge. These charges were included in “Restructuring, goodwill impairment and asset related charges—net” in the consolidated statements of income. See Note 7 for additional information.

Total estimated amortization expense for the next five fiscal years is as follows:

Estimated Amortization Expense for Next Five Years
In millions
2019	$648
2020	$614
2021	$585
2022	$516
2023	$488

NOTE 14 – TRANSFERS OF FINANCIAL ASSETS

The Company has historically sold trade accounts receivable of select North American entities and qualifying trade accounts receivable of select European entities on a revolving basis to certain multi-seller commercial paper conduit entities (“conduits”). The proceeds received are comprised of cash and interests in specified assets of the conduits (the receivables sold by the Company) that entitle the Company to the residual cash flows of such specified assets in the conduits after the commercial paper has been repaid. Neither the conduits nor the investors in those entities have recourse to other assets of the Company in the event of nonpayment by the debtors.

In the fourth quarter of 2017, the Company suspended further sales of trade accounts receivable through these facilities and began reducing outstanding balances through collections of trade accounts receivable previously sold to such conduits. In September and October 2018, the North American and European facilities, respectively, were amended and the terms of the agreements changed from off-balance sheet arrangements to secured borrowing arrangements. See Note 15 for additional information on the secured borrowing arrangements.

For the year ended December 31, 2018, the Company recognized a loss of $7 million on the sale of these receivables ($25 million loss for the year ended December 31, 2017 and $20 million loss for the year ended December 31, 2016), which is included in “Interest expense and amortization of debt discount” in the consolidated statements of income.

The following table summarizes the carrying value of interests held, which represents the Company’s maximum exposure to loss related to the receivables sold, and the percentage of anticipated credit losses related to the trade accounts receivable sold. Also provided is the sensitivity of the fair value of the interests held to hypothetical adverse changes in the anticipated credit losses; amounts shown below are the corresponding hypothetical decreases in the carrying value of interests.

Interests Held at Dec 31
In millions	2018	2017
Carrying value of interests held [1]	$—	$677
Percentage of anticipated credit losses	—%	2.64%
Impact to carrying value - 10% adverse change	$—	$—
Impact to carrying value - 20% adverse change	$—	$1

1.	Included in “Accounts and notes receivable - other” in the consolidated balance sheets.

Credit losses, net of any recoveries, on receivables sold were insignificant for the years ended December 31, 2018, 2017 and 2016.

Following is an analysis of certain cash flows between the Company and the conduits:

Cash Proceeds
In millions	2018	2017	2016
Sale of receivables	$—	$1	$1
Collections reinvested in revolving receivables	$—	$21,293	$21,652
Interests in conduits [1]	$657	$9,462	$8,551

1.

Presented in “Investing Activities” in the consolidated statements of cash flows in accordance with ASU 2016-15. See Notes 1 and 2 for additional information. In connection with the review and implementation of ASU 2016-15, the Company also changed the prior year value of “Interests in conduits” due to additional interpretive guidance of the required method for calculating the cash received from beneficial interests in the conduits, including additional guidance from the SEC’s Office of the Chief Accountant issued in the third quarter of 2018 that indicated an entity must evaluate daily transaction activity to calculate the value of cash received from beneficial interests in conduits.

Following is additional information related to the sale of receivables under these facilities:

Trade Accounts Receivable Sold at Dec 31
In millions	2018	2017
Delinquencies on sold receivables still outstanding	$—	$82
Trade accounts receivable outstanding and derecognized	$—	$612

In 2017, the Company repurchased $5 million of previously sold receivables.

NOTE 15 – NOTES PAYABLE, LONG-TERM DEBT AND AVAILABLE CREDIT FACILITIES

Notes Payable at Dec 31
In millions	2018	2017
Commercial paper	$10	$231
Notes payable to banks and other lenders	295	253
Total notes payable	$305	$484
Year-end average interest rates	8.61%	4.42%

Long-Term Debt at Dec 31	2018 Average Rate	2018	2017 Average Rate	2017
In millions
Promissory notes and debentures:
Final maturity 2018	—%	$—	5.78%	$339
Final maturity 2019	9.80%	7	8.55%	2,122
Final maturity 2020	4.46%	1,547	4.46%	1,547
Final maturity 2021	4.71%	1,424	4.71%	1,424
Final maturity 2022	3.50%	1,373	3.50%	1,373
Final maturity 2023	7.64%	325	7.64%	325
Final maturity 2024 and thereafter	5.73%	8,859	5.92%	6,857
Other facilities:
U.S. dollar loans, various rates and maturities	3.59%	4,533	2.44%	4,564
Foreign currency loans, various rates and maturities	3.21%	713	3.00%	814
Medium-term notes, varying maturities through 2025	3.26%	778	3.20%	873
Tax-exempt bonds	—%	—	5.66%	343
Capital lease obligations		369		282
Unamortized debt discount and issuance costs		(334)		(346)
Long-term debt due within one year [1]		(340)		(752)
Long-term debt		$19,254		$19,765

1.	Presented net of current portion of unamortized debt issuance costs.

Maturities of Long-Term Debt for Next Five Years at Dec 31, 2018 [1]
In millions
2019	$340
2020	$1,833
2021	$6,247
2022	$1,510
2023	$480
1.	Assumes the option to extend a term loan facility related to the Dow Silicones ownership restructure will be exercised.

2018 Activity

In 2018, the Company redeemed $333 million of 5.70 percent notes at maturity and an aggregate principal amount of $91 million of International Notes (“InterNotes”) at maturity. In addition, approximately $138 million of long-term debt was repaid by consolidated variable interest entities. The Company also called an aggregate principal amount of $343 million tax-exempt bonds of various interest rates and maturities in 2029, 2033 and 2038. As a result of these redemptions, the Company recognized a pretax loss of $6 million on the early extinguishment of debt, included in “Sundry income (expense)—net” in the consolidated statements of income.

In November 2018, the Company issued $2.0 billion of senior unsecured notes in an offering under Rule 144A of the Securities Act of 1933. The offering included $900 million aggregate principal amount of 5.55 percent notes due 2048; $600 million aggregate principal amount of 4.80 percent notes due 2028; and $500 million aggregate principal amount of 4.55 percent notes due 2025.

In December 2018, the Company tendered and redeemed $2.1 billion of 8.55 percent notes issued by the Company with maturity in 2019. As a result, the Company recognized a pretax loss of $48 million on the early extinguishment of debt, included in “Sundry income (expense) - net” in the consolidated statements of income.

2017 Activity

In 2017, the Company redeemed $436 million of 6.00 percent notes that matured on September 15, 2017, and $32 million aggregate principal amount of InterNotes at maturity. In addition, approximately $119 million of long-term debt was repaid by consolidated variable interest entities.

2016 Activity

In 2016, the Company redeemed $349 million of 2.50 percent notes that matured on February 15, 2016, and $52 million aggregate principal amount of InterNotes at maturity. In addition, approximately $128 million of long-term debt (net of $28 million of additional borrowings) was repaid by consolidated variable interest entities.

As part of the Dow Silicones ownership restructure, the fair value of debt assumed by Dow was $4,672 million and is reflected in the long-term debt table above.

Available Credit Facilities

The following table summarizes the Company’s credit facilities:

Committed and Available Credit Facilities at Dec 31, 2018
In millions	Effective Date	Committed Credit	Credit Available	Maturity Date	Interest
Five Year Competitive Advance and Revolving Credit Facility	October 2018	$5,000	$5,000	October 2023	Floating rate
Bilateral Revolving Credit Facility	August 2015	100	100	March 2019	Floating rate
Bilateral Revolving Credit Facility	August 2015	100	100	October 2019	Floating rate
Bilateral Revolving Credit Facility	August 2015	100	100	March 2020	Floating rate
Bilateral Revolving Credit Facility	August 2015	280	280	March 2020	Floating rate
Bilateral Revolving Credit Facility	August 2015	100	100	March 2020	Floating rate
Bilateral Revolving Credit Facility	August 2015	200	200	March 2020	Floating rate
Term Loan Facility	February 2016	4,500	—	December 2021	Floating rate
Bilateral Revolving Credit Facility	May 2016	200	200	May 2020	Floating rate
Bilateral Revolving Credit Facility	July 2016	200	200	July 2020	Floating rate
Bilateral Revolving Credit Facility	August 2016	100	100	August 2020	Floating rate
North American Securitization Facility	September 2018	800	800	September 2019	Floating rate
European Securitization Facility [1]	October 2018	457	457	October 2020	Floating rate
Total Committed and Available Credit Facilities		$12,137	$7,637

1.	Equivalent to Euro 400 million.

Term Loan Facility

In connection with the ownership restructure of Dow Silicones on May 31, 2016, Dow Silicones incurred $4.5 billion of indebtedness under a certain third party credit agreement (“Term Loan Facility”). The Company subsequently guaranteed the obligations of Dow Silicones under the Term Loan Facility and, as a result, the covenants and events of default applicable to the Term Loan Facility are substantially similar to the covenants and events of default set forth in the Company’s Five Year Competitive

Advance and Revolving Credit Facility. In the second quarter of 2018, Dow Silicones exercised the 19-month extension option making amounts borrowed under the Term Loan Facility repayable on December 30, 2019. In addition, Dow Silicones amended the Term Loan Facility to include an additional 2-year extension option, at Dow Silicones’ election, upon satisfaction of certain customary conditions precedent. Dow Silicones intends to exercise the 2-year extension option on the Term Loan Facility.

Secured Borrowings

In September 2018, the Company renewed its North American accounts receivable securitization facility for a one year term and amended the terms of the agreement from an off-balance sheet arrangement to a secured borrowing arrangement, with a borrowing capacity up to $800 million. Under the structure of the amended agreement, the Company will use select trade accounts receivable to collateralize the credit facility with certain lenders. At December 31, 2018, the facility had not been drawn upon.

In October 2018, the Company renewed its European accounts receivable securitization facility for a two year term and amended the terms of the agreement from an off-balance sheet arrangement to a secured borrowing arrangement, with a borrowing capacity up to Euro 400 million. Under the structure of the amended agreement, the Company will use select trade accounts receivable to collateralize the credit facility with certain lenders. At December 31, 2018, the facility had not been drawn upon.

Uncommitted Credit Facilities and Outstanding Letters of Credit

The Company had uncommitted credit facilities in the form of unused bank credit lines of approximately $3,480 million at December 31, 2018. These lines can be used to support short-term liquidity needs and general purposes, including letters of credit. Outstanding letters of credit were $439 million at December 31, 2018 ($433 million at December 31, 2017). These letters of credit support commitments made in the ordinary course of business.

Debt Covenants and Default Provisions

The Company’s outstanding long-term debt has been issued primarily under indentures which contain, among other provisions, certain customary restrictive covenants with which the Company must comply while the underlying notes are outstanding. Failure of the Company to comply with any of its covenants, could result in a default under the applicable indenture and allow the note holders to accelerate the due date of the outstanding principal and accrued interest on the underlying notes.

The Company’s indenture covenants include obligations to not allow liens on principal U.S. manufacturing facilities, enter into sale and lease-back transactions with respect to principal U.S. manufacturing facilities, merge or consolidate with any other corporation, or sell, lease or convey, directly or indirectly, all or substantially all of the Company’s assets. The outstanding debt also contains customary default provisions. The Company remains in compliance with these covenants after the Merger.

The Company’s primary, private credit agreements also contain certain customary restrictive covenant and default provisions in addition to the covenants set forth above with respect to the Company’s debt. Significant other restrictive covenants and default provisions related to these agreements include:

(a)

the obligation to maintain the ratio of the Company’s consolidated indebtedness to consolidated capitalization at no greater than 0.65 to 1.00 at any time the aggregate outstanding amount of loans under the Five Year Competitive Advance and Revolving Credit Facility Agreement dated October 30, 2018, equals or exceeds $500 million,

(b)

a default if the Company or an applicable subsidiary fails to make any payment, including principal, premium or interest, under the applicable agreement on other indebtedness of, or guaranteed by, the Company or such applicable subsidiary in an aggregate amount of $100 million or more when due, or any other default or other event under the applicable agreement with respect to such indebtedness occurs which permits or results in the acceleration of $400 million or more in the aggregate of principal, and

(c)

a default if the Company or any applicable subsidiary fails to discharge or stay within 60 days after the entry of a final judgment against the Company or such applicable subsidiary of more than $400 million.

Failure of the Company to comply with any of the covenants or default provisions could result in a default under the applicable credit agreement which would allow the lenders to not fund future loan requests and to accelerate the due date of the outstanding principal and accrued interest on any outstanding indebtedness.

NOTE 16 – COMMITMENTS AND CONTINGENT LIABILITIES

Environmental Matters

Introduction

Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on current law and existing technologies. At December 31, 2018, the Company had accrued obligations of $820 million for probable environmental remediation and restoration costs, including $156 million for the remediation of Superfund sites. These obligations are included in “Accrued and other current liabilities” and “Other noncurrent obligations” in the consolidated balance sheets. This is management’s best estimate of the costs for remediation and restoration with respect to environmental matters for which the Company has accrued liabilities, although it is reasonably possible that the ultimate cost with respect to these particular matters could range up to approximately two times that amount. Consequently, it is reasonably possible that environmental remediation and restoration costs in excess of amounts accrued could have a material impact on the Company’s results of operations, financial condition and cash flows. It is the opinion of the Company’s management, however, that the possibility is remote that costs in excess of the range disclosed will have a material impact on the Company’s results of operations, financial condition or cash flows. Inherent uncertainties exist in these estimates primarily due to unknown conditions, changing governmental regulations and legal standards regarding liability, and emerging remediation technologies for handling site remediation and restoration. At December 31, 2017, the Company had accrued obligations of $878 million for probable environmental remediation and restoration costs, including $152 million for the remediation of Superfund sites.

In the fourth quarter of 2016, the Company recorded a pretax charge of $295 million for environmental remediation at a number of historical locations, including the Midland manufacturing site/off-site matters and the Wood-Ridge sites, primarily resulting from the culmination of negotiations with regulators and/or final agency approval. These charges were included in “Cost of sales” in the consolidated statements of income.

The following table summarizes the activity in the Company’s accrued obligations for environmental matters for the years ended December 31, 2018 and 2017:

Accrued Obligations for Environmental Matters In millions		2018	2017
Balance at Jan 1	$	878	$909
Accrual adjustment		175	172
Payments against reserve		(209)	(220)
Foreign currency impact		(24)	17
Balance at Dec 31	$	820	$878

The amounts charged to income on a pretax basis related to environmental remediation totaled $174 million in 2018, $171 million in 2017 and $504 million in 2016. Capital expenditures for environmental protection were $76 million in 2018, $79 million in 2017 and $66 million in 2016.

Midland Off-Site Environmental Matters

On June 12, 2003, the Michigan Department of Environmental Quality (“MDEQ”) issued a Hazardous Waste Operating License (the “License”) to the Company’s Midland, Michigan manufacturing site (the “Midland site”), which was renewed and replaced by the MDEQ on September 25, 2015, and included provisions requiring the Company to conduct an investigation to determine the nature and extent of off-site contamination in the City of Midland soils, the Tittabawassee River and Saginaw River sediment and floodplain soils, and the Saginaw Bay, and, if necessary, undertake remedial action. In 2016, final regulatory approval was received from the MDEQ for the City of Midland and Dow is continuing the long term monitoring requirements of the Remedial Action Plan.

Tittabawassee and Saginaw Rivers, Saginaw Bay

The Company, the U.S. Environmental Protection Agency (“EPA”) and the State of Michigan (“State”) entered into an administrative order on consent (“AOC”), effective January 21, 2010, that requires the Company to conduct a remedial investigation, a feasibility study and a remedial design for the Tittabawassee River, the Saginaw River and the Saginaw Bay, and pay the oversight costs of the EPA and the State under the authority of the Comprehensive Environmental Response, Compensation, and Liability Act. These actions, to be conducted under the lead oversight of the EPA, will build upon the investigative work completed under the State Resource Conservation Recovery Act program from 2005 through 2009.

The Tittabawassee River, beginning at the Midland Site and extending down to the first six miles of the Saginaw River, are designated as the first Operable Unit for purposes of conducting the remedial investigation, feasibility study and remedial design work. This work will be performed in a largely upriver to downriver sequence for eight geographic segments of the Tittabawassee and upper Saginaw Rivers. In the first quarter of 2012, the EPA requested the Company address the Tittabawassee River floodplain (“Floodplain”) as an additional segment. In January 2015, the Company and the EPA entered into an order to address remediation of the Floodplain. The remedial work is expected to take place over the next three years. The remainder of the Saginaw River and the Saginaw Bay are designated as a second Operable Unit and the work associated with that unit may also be geographically segmented. The AOC does not obligate the Company to perform removal or remedial action; that action can only be required by a separate order. The Company and the EPA have been negotiating orders separate from the AOC that obligate the Company to perform remedial actions under the scope of work of the AOC. The Company and the EPA have entered into four separate orders to perform limited remedial actions in five of the eight geographic segments in the first Operable Unit, and the order to address the Floodplain.

Alternative Dispute Resolution Process

The Company, the EPA, the U.S. Department of Justice (“DOJ”), and the natural resource damage trustees (which include the Michigan Office of the Attorney General, the MDEQ, the U.S. Fish and Wildlife Service, the U.S. Bureau of Indian Affairs and the Saginaw-Chippewa tribe) have been engaged in negotiations to seek to resolve potential governmental claims against the Company related to historical off-site contamination associated with the City of Midland, the Tittabawassee and Saginaw Rivers and the Saginaw Bay. The Company and the governmental parties started meeting in the fall of 2005 and entered into a Confidentiality Agreement in December 2005. The Company continues to conduct negotiations under the Federal Alternative Dispute Resolution Act with all of the governmental parties, except the EPA which withdrew from the alternative dispute resolution process on September 12, 2007.

On September 28, 2007, the Company and the natural resource damage trustees entered into a Funding and Participation Agreement that addressed the Company’s payment of past costs incurred by the natural resource damage trustees, payment of the costs of a trustee coordinator and a process to review additional cooperative studies that the Company might agree to fund or conduct with the natural resource damage trustees. On March 18, 2008, the Company and the natural resource damage trustees entered into a Memorandum of Understanding (“MOU”) to provide a mechanism for the Company to fund cooperative studies related to the assessment of natural resource damages. This MOU was amended and funding of cooperative studies was extended until March 2014. All cooperative studies have been completed. On April 7, 2008, the natural resource damage trustees released their “Natural Resource Damage Assessment Plan for the Tittabawassee River System Assessment Area.”

At December 31, 2018, the accrual for these off-site matters was $95 million (included in the total accrued obligation of $820 million). At December 31, 2017, the Company had an accrual for these off-site matters of $83 million (included in the total accrued obligation of $878 million).

Environmental Matters Summary

It is the opinion of the Company’s management that the possibility is remote that costs in excess of those disclosed will have a material impact on the Company’s results of operations, financial condition or cash flows.

Litigation

Asbestos-Related Matters of Union Carbide Corporation

Introduction

Union Carbide is and has been involved in a large number of asbestos-related suits filed primarily in state courts during the past four decades. These suits principally allege personal injury resulting from exposure to asbestos-containing products and frequently seek both actual and punitive damages. The alleged claims primarily relate to products that Union Carbide sold in the past, alleged exposure to asbestos-containing products located on Union Carbide’s premises, and Union Carbide’s responsibility for asbestos suits filed against a former Union Carbide subsidiary, Amchem Products, Inc. (“Amchem”). In many cases, plaintiffs are unable to demonstrate that they have suffered any compensable loss as a result of such exposure, or that injuries incurred in fact resulted from exposure to Union Carbide’s products.

Union Carbide expects more asbestos-related suits to be filed against Union Carbide and Amchem in the future, and will aggressively defend or reasonably resolve, as appropriate, both pending and future claims.

Estimating the Asbestos-Related Liability

Based on a study completed in January 2003 by Ankura Consulting Group, LLC (“Ankura”), Union Carbide increased its December 31, 2002 asbestos-related liability for pending and future claims for a 15-year period ending in 2017 to $2.2 billion, excluding future defense and processing costs. Since then, Union Carbide has compared current asbestos claim and resolution activity to the results of the most recent Ankura study at each balance sheet date to determine whether the accrual continues to be appropriate. In addition, Union Carbide has requested Ankura to review Union Carbide’s historical asbestos claim and resolution activity each year since 2004 to determine the appropriateness of updating the most recent Ankura study.

In October 2016, Union Carbide requested Ankura to review its historical asbestos claim and resolution activity and determine the appropriateness of updating its December 2014 study. In response to the request, Ankura reviewed and analyzed asbestos-related claim and resolution data through September 30, 2016. The resulting study, completed by Ankura in December 2016, provided estimates for the undiscounted cost of disposing of pending and future claims against Union Carbide and Amchem, excluding future defense and processing costs, for both a 15-year period and through the terminal year of 2049.

Based on the study completed in December 2016 by Ankura, and Union Carbide’s own review, it was determined that an adjustment to the accrual was necessary. Union Carbide determined that using the estimate through the terminal year of 2049 was more appropriate due to increasing knowledge and data about the costs to resolve claims and diminished volatility in filing rates. Using the range in the Ankura December 2016 study, which was estimated to be between $502 million and $565 million for the undiscounted cost of disposing of pending and future claims, Union Carbide increased its asbestos-related liability for pending and future claims through the terminal year of 2049 by $104 million, included in “Asbestos-related charge” in the consolidated statements of income.

In September 2014, Union Carbide began to implement a strategy designed to reduce and to ultimately stabilize and forecast defense costs associated with asbestos-related matters. The strategy included a number of important changes including: invoicing protocols including capturing costs by plaintiff; review of existing counsel roles, work processes and workflow; and the utilization of enterprise legal management software, which enabled claim-specific tracking of asbestos-related defense and processing costs. Union Carbide reviewed the information generated from this new strategy and determined that it now had the ability to reasonably estimate asbestos-related defense and processing costs for the same periods that it estimates its asbestos-related liability for pending and future claims. Union Carbide believes that including estimates of the liability for asbestos-related defense and processing costs provides a more complete assessment and measure of the liability associated with resolving asbestos-related matters, which Union Carbide and the Company believe is preferable in these circumstances.

In October 2016, in addition to the study for asbestos claim and resolution activity, Union Carbide requested Ankura to review asbestos-related defense and processing costs and provide an estimate of defense and processing costs associated with resolving pending and future asbestos-related claims facing Union Carbide and Amchem for the same periods of time that Union Carbide uses for estimating resolution costs. In December 2016, Ankura conducted the study and provided Union Carbide with an estimate of future defense and processing costs for both a 15-year period and through the terminal year of 2049. The resulting study estimated asbestos-related defense and processing costs for pending and future asbestos claims to be between $1,009 million and $1,081 million through the terminal year of 2049.

In the fourth quarter of 2016, Union Carbide and the Company elected to change their method of accounting for asbestos-related defense and processing costs from expensing as incurred to estimating and accruing a liability. This change is believed to be preferable as asbestos-related defense and processing costs represent expenditures related to legacy activities that do not contribute to current or future revenue generating activities of the Company. The change is also reflective of the manner in which Union Carbide manages its asbestos-related exposure, including careful monitoring of the correlation between defense spending and resolution costs. Together, these two sources of cost more accurately represent the “total cost” of resolving asbestos-related claims now and in the future.

This accounting policy change was reflected as a change in accounting estimate effected by a change in accounting principle. As a result of this accounting policy change and based on the December 2016 Ankura study of asbestos-related defense and processing costs and Union Carbide’s own review of the data, Union Carbide recorded a pretax charge for asbestos-related defense and processing costs of $1,009 million in the fourth quarter of 2016, included in “Asbestos-related charge” in the consolidated statements of income.

In October 2017, Union Carbide requested Ankura to review its historical asbestos claim and resolution activity (including asbestos-related defense and processing costs) and determine the appropriateness of updating its December 2016 study. In response to that request, Ankura reviewed and analyzed data through September 30, 2017. In December 2017, Ankura stated that an update of its December 2016 study would not provide a more likely estimate of future events than the estimate reflected in the study and, therefore, the estimate in that study remained applicable. Based on Union Carbide’s own review of the asbestos claim and resolution activity (including asbestos-related defense and processing costs) and Ankura’s response, Union Carbide determined that no change to the accrual was required. At December 31, 2017, the asbestos-related liability for pending and future claims against Union Carbide and Amchem, including future asbestos-related defense and processing costs, was $1,369 million, and approximately 16 percent of the recorded liability related to pending claims and approximately 84 percent related to future claims.

In October 2018, Union Carbide requested Ankura to review its historical asbestos claim and resolution activity (including asbestos-related defense and processing costs) and determine the appropriateness of updating its December 2016 study. In response to that request, Ankura reviewed and analyzed data through September 30, 2018. The resulting study, completed by Ankura in December 2018, provided estimates for the undiscounted cost of disposing of pending and future claims against Union Carbide and Amchem, including future defense and processing costs, through the terminal year of 2049. Based on the study completed in December 2018 by Ankura, and Union Carbide’s own review, it was determined that no adjustment to the accrual was required. At December 31, 2018, Union Carbide’s asbestos-related liability for pending and future claims and defense and processing costs was $1,260 million, and approximately 16 percent of the recorded liability related to pending claims and approximately 84 percent related to future claims.

Summary

The Company’s management believes the amounts recorded by Union Carbide for the asbestos-related liability (including defense and processing costs) reflect reasonable and probable estimates of the liability based upon current, known facts. However, future events, such as the number of new claims to be filed and/or received each year, the average cost of defending and disposing of each such claim, as well as the numerous uncertainties surrounding asbestos litigation in the United States over a significant period of time, could cause the actual costs for Union Carbide to be higher or lower than those projected or those recorded. Any such events could result in an increase or decrease in the recorded liability.

Because of the uncertainties described above, Union Carbide cannot estimate the full range of the cost of resolving pending and future asbestos-related claims facing Union Carbide and Amchem. As a result, it is reasonably possible that an additional cost of disposing of Union Carbide’s asbestos-related claims, including future defense and processing costs, could have a material impact on the Company’s results of operations and cash flows for a particular period and on the consolidated financial position.

Urethane Matters

Class Action Lawsuit

On February 16, 2006, the Company, among others, received a subpoena from the DOJ as part of a previously announced antitrust investigation of manufacturers of polyurethane chemicals, including methylene diphenyl diisocyanate, toluene diisocyanate, polyether polyols and system house products. The Company cooperated with the DOJ and, following an extensive investigation, on December 10, 2007, the Company received notice from the DOJ that it had closed its investigation of potential antitrust violations involving these products without indictments or pleas.

In 2005, the Company, among others, was named as a defendant in multiple civil class action lawsuits alleging a conspiracy to fix the price of various urethane chemical products, namely the products that were the subject of the above described DOJ antitrust investigation. On July 29, 2008, a Kansas City federal district court (the “district court”) certified a class of purchasers of the products for the six-year period from 1999 through 2004 (“plaintiff class”). In January 2013, the class action lawsuit went to trial with the Company as the sole remaining defendant, the other defendants having previously settled. On February 20, 2013, the federal jury returned a damages verdict of approximately $400 million against the Company, which ultimately was trebled under applicable antitrust laws, less offsets from other settling defendants, resulting in a judgment entered in July 2013 in the amount of $1.06 billion. The Company appealed this judgment to the U.S. Tenth Circuit Court of Appeals (“Court of Appeals”), and on September 29, 2014, the Court of Appeals issued an opinion affirming the district court judgment.

On March 9, 2015, the Company filed a petition for writ of certiorari (“Writ Petition”) with the United States Supreme Court, seeking judicial review and requesting that it correct fundamental errors in the Court of Appeals decision. In the first quarter of 2016, the Company changed its risk assessment on this matter as a result of growing political uncertainties due to events within the Supreme Court, including Justice Scalia’s death, and the increased likelihood for unfavorable outcomes for businesses involved in class action lawsuits. On February 26, 2016, the Company announced a proposed settlement under which the Company would pay the plaintiff class $835 million, which included damages, class attorney fees and post-judgment interest. On July 29, 2016, the U.S. District Court for the District of Kansas granted final approval of the settlement. The settlement resolved the $1.06 billion judgment and any subsequent claim for attorneys’ fees, costs and post-judgment interest against the Company. As a result, in the first quarter of 2016, the Company recorded a loss of $835 million, included in “Sundry income (expense) - net” in the consolidated statements of income. The Company continues to believe that it was not part of any conspiracy and the judgment was fundamentally flawed as a matter of class action law. The case is now concluded.

Opt-Out Cases

Shortly after the July 2008 class certification ruling, a series of “opt-out” cases were filed by a number of large volume purchasers who elected not to be class members in the district court case. These opt-out cases were substantively identical to the class action lawsuit, but expanded the period of time to include 1994 through 1998. A consolidated jury trial of the opt-out cases began on March 8, 2016. Prior to a jury verdict, on April 5, 2016, the Company entered into a binding settlement for the opt-out cases under which the Company would pay the named plaintiffs $400 million, inclusive of damages and attorney fees. Payment of this settlement occurred on May 4, 2016. The Company changed its risk assessment on this matter as a result of the class settlement and the uncertainty of a jury trial outcome along with the automatic trebling of an adverse verdict. As a result, the Company recorded a loss of $400 million in the first quarter of 2016, included in “Sundry income (expense)—net” in the consolidated statements of income. As with the class action case, the Company continues to deny allegations of price fixing and maintains that it was not part of any conspiracy. The case is now concluded.

Bayer CropScience v. Dow AgroSciences ICC Arbitration

On August 13, 2012, Bayer CropScience AG and Bayer CropScience NV (together, “Bayer”) filed a request for arbitration with the International Chamber of Commerce (“ICC”) International Court of Arbitration against Dow AgroSciences LLC, a wholly owned subsidiary of the Company, and other subsidiaries of the Company (collectively, “DAS”) under a 1992 license agreement executed by predecessors of the parties (the “License Agreement”). In its request for arbitration, Bayer alleged that (i) DAS breached the License Agreement, (ii) the License Agreement was properly terminated with no ongoing rights to DAS, (iii) DAS infringed its patent rights related to the use of the pat gene in certain soybean and cotton seed products, and (iv) Bayer was entitled to monetary damages and injunctive relief. DAS denied that it breached the License Agreement and asserted that the License Agreement remained in effect because it was not properly terminated. DAS also asserted that all of Bayer’s patents at issue are invalid and/or not infringed, and, therefore, for these reasons (and others), a license was not required. During the pendency of the arbitration proceeding, DAS filed six re-examination petitions with the United States Patent & Trademark Office (“USPTO”) against the Bayer patents, asserting that each patent is invalid based on the doctrine against double-patenting and/or prior art. The USPTO granted all six petitions, and, on February 26, 2015, the USPTO issued an office action rejecting the patentability of the sole Bayer patent claim in the only asserted Bayer patent that has not expired and that forms the basis for the vast majority of the damages in the arbitral award discussed below.

A three-member arbitration tribunal presided over the arbitration proceeding (the “tribunal”). In a decision dated October 9, 2015, the tribunal determined that (i) DAS breached the License Agreement, (ii) Bayer properly terminated the License Agreement, (iii) all of the patents remaining in the proceeding are valid and infringed, and (iv) that Bayer is entitled to monetary damages in the amount of $455 million inclusive of pre-judgment interest and costs (the “arbitral award”). One of the arbitrators, however, issued a partial dissent finding that all of the patents are invalid based on the double-patenting doctrine. The tribunal also denied Bayer’s request for injunctive relief.

On October 16, 2015, Bayer filed a motion in U.S. District Court for the Eastern District of Virginia (“Federal District Court”) seeking to confirm the arbitral award. DAS opposed the motion and filed separate motions to vacate the award, or in the alternative, to stay enforcement of the award until the USPTO issued final office actions with respect to the re-examination proceedings. On January 15, 2016, the Federal District Court denied DAS’s motions and confirmed the award. DAS appealed the Federal District Court’s decision. On March 1, 2017, the U.S. Court of Appeals for the Federal Circuit (“Federal Circuit”) affirmed the arbitral award. As a result of this action, in the first quarter of 2017, the Company recorded a loss of $469 million, inclusive of the arbitral award and post-judgment interest, which was included in “Sundry income (expense) - net” in the consolidated statements of income. On May 19, 2017, the Federal Circuit issued a mandate denying DAS’s request to stay the arbitral award pending judicial review by the United States Supreme Court. On May 26, 2017, the Company paid the $469 million arbitral award to Bayer as a result of that decision. On September 11, 2017, DAS filed a petition for writ of certiorari with the United States Supreme Court to review the case, but the Court denied DAS’s petition.

The litigation is now concluded with no risk of further liability. The Company continues to believe that the arbitral award is fundamentally flawed because, among other things, it allowed for the enforcement of invalid patents. The arbitral award and subsequent related judicial decisions will not impact DAS’s commercialization of its soybean and cotton seed products, including those containing the ENLIST™ technologies.

Rocky Flats Matter

The Company and Rockwell International Corporation (“Rockwell”) (collectively, the “defendants”) were defendants in a class action lawsuit filed in 1990 on behalf of property owners (“plaintiffs”) in Rocky Flats, Colorado, who asserted claims for nuisance and trespass based on alleged property damage caused by plutonium releases from a nuclear weapons facility owned by the U.S. Department of Energy (“DOE”) (the “facility”). Dow and Rockwell were both DOE contractors that operated the facility - Dow from 1952 to 1975 and Rockwell from 1975 to 1989. The facility was permanently shut down in 1989.

In 1993, the United States District Court for the District of Colorado (“District Court”) certified the class of property owners. The plaintiffs tried their case as a public liability action under the Price Anderson Act (“PAA”). In 2005, the jury returned a damages verdict of $926 million. Dow and Rockwell appealed the jury award to the U.S. Tenth Circuit Court of Appeals (“Court of Appeals”) which concluded the PAA had its own injury requirements, on which the jury had not been instructed, and also vacated the District Court’s class certification ruling, reversed and remanded the case, and vacated the District Court’s judgment. The plaintiffs argued on remand to the District Court that they were entitled to reinstate the judgment as a state law nuisance claim, independent of the PAA. The District Court rejected that argument and entered judgment in favor of the defendants. The plaintiffs appealed to the Court of Appeals, which reversed the District Court’s ruling, holding that the PAA did not preempt the plaintiffs’ nuisance claim under Colorado law and that the plaintiffs could seek reinstatement of the prior nuisance verdict under Colorado law.

Dow and Rockwell continued to litigate this matter in the District Court and in the United States Supreme Court following the appellate court decision. On May 18, 2016, Dow, Rockwell and the plaintiffs entered into a settlement agreement for $375 million, of which $131 million was paid by Dow. The DOE authorized the settlement pursuant to the PAA and the nuclear hazards indemnity provisions contained in Dow’s and Rockwell’s contracts. The District Court granted preliminary approval to the class settlement on August 5, 2016. On April 28, 2017, the District Court conducted a fairness hearing and granted final judgment approving the class settlement and dismissed class claims against the defendants (“final judgment order”).

On December 13, 2016, the United States Civil Board of Contract Appeals unanimously ordered the United States government to pay the amounts stipulated in the settlement agreement. On January 17, 2017, the Company received a full indemnity payment of $131 million from the United States government for Dow’s share of the class settlement. On January 26, 2017, the Company placed $130 million in an escrow account for the settlement payment owed to the plaintiffs. The funds were subsequently released from escrow as a result of the final judgment order. The litigation is now concluded.

Dow Silicones Chapter 11 Related Matters

Introduction

In 1995, Dow Silicones, then a 50:50 joint venture between Dow and Corning, voluntarily filed for protection under Chapter 11 of the U.S. Bankruptcy Code in order to resolve Dow Silicones’ breast implant liabilities and related matters (the “Chapter 11 Proceeding”). Dow Silicones emerged from the Chapter 11 Proceeding on June 1, 2004 (the “Effective Date”) and is implementing the Joint Plan of Reorganization (the “Plan”). The Plan provides funding for the resolution of breast implant and other product liability litigation covered by the Chapter 11 Proceeding and provides a process for the satisfaction of commercial creditor claims in the Chapter 11 Proceeding. As of June 1, 2016, Dow Silicones is a wholly owned subsidiary of Dow.

Breast Implant and Other Product Liability Claims

Under the Plan, a product liability settlement program administered by an independent claims office (the “Settlement Facility”) was created to resolve breast implant and other product liability claims. Product liability claimants rejecting the settlement program in favor of pursuing litigation must bring suit against a litigation facility (the “Litigation Facility”). Under the Plan, total payments committed by Dow Silicones to resolving product liability claims are capped at a maximum $2,350 million net present value (“NPV”) determined as of the Effective Date using a discount rate of seven percent (approximately $3,876 million undiscounted at December 31, 2018). Of this amount, no more than $400 million NPV determined as of the Effective Date can be used to fund the Litigation Facility.

Dow Silicones has an obligation to fund the Settlement Facility and the Litigation Facility over a 16-year period, commencing at the Effective Date. At December 31, 2018, Dow Silicones and its insurers have made life-to-date payments of $1,762 million to the Settlement Facility and the Settlement Facility reported an unexpended balance of $118 million.

On June 1, 2016, as part of the ownership restructure of Dow Silicones and in accordance with ASC 450 “Accounting for Contingencies,” the Company recorded a liability of $290 million for breast implant and other product liability claims (“Implant Liability”), which reflected the estimated impact of the settlement of future claims primarily based on reported claim filing levels in the Revised Settlement Program (the “RSP”) and on the resolution of almost all cases pending against the Litigation Facility. The RSP was a program sponsored by certain other breast implant manufacturers in the context of multi-district, coordinated federal breast implant cases and was open from 1995 through 2010. The RSP was also a revised successor to an earlier settlement plan involving Dow Silicones (prior to its bankruptcy filing). While Dow Silicones withdrew from the RSP, many of the benefit categories and payment levels in Dow Silicones settlement program were drawn from the RSP. Based on the comparability in design and actual claim experience of both plans, management concluded that claim information from the RSP provides a reasonable basis to estimate future claim filing levels for the Settlement Facility.

In the fourth quarter of 2016, with the assistance of a third party consultant (“consultant”), Dow Silicones updated its estimate of its Implant Liability to $263 million, primarily reflecting a decrease in Class 7 costs (claimants who have breast implants made by certain other manufacturers using primarily Dow Silicones silicone gel), a decrease resulting from the passage of time, decreased claim filing activity and administrative costs compared with the previous estimate, and an increase in investment income resulting from insurance proceeds. Based on the consultant’s updated estimate and Dow Silicones own review of claim filing activity, Dow Silicones determined that an adjustment to the Implant Liability was required. Accordingly, Dow Silicones decreased its Implant Liability in the fourth quarter of 2016 by $27 million, which was included in “Sundry income (expense) - net” in the consolidated statements of income. At December 31, 2018, the Implant Liability was $263 million, of which $111 million was included in “Accrued and other current liabilities” and $152 million was included in “Other noncurrent obligations” in the consolidated balance sheets. At December 31, 2017, the Implant Liability was $263 million, which was included in “Other noncurrent obligations” in the consolidated balance sheets.

Dow Silicones is not aware of circumstances that would change the factors used in estimating the Implant Liability and believes the recorded liability reflects the best estimate of the remaining funding obligations under the Plan; however, the estimate relies upon a number of significant assumptions, including: future claim filing levels in the Settlement Facility will be similar to those in the revised settlement program, which management uses to estimate future claim filing levels for the Settlement Facility; future acceptance rates, disease mix, and payment values will be materially consistent with historical experience; no material negative outcomes in future controversies or disputes over Plan interpretation will occur; and the Plan will not be modified. If actual outcomes related to any of these assumptions prove to be materially different, the future liability to fund the Plan may be materially different than the amount estimated. If Dow Silicones was ultimately required to fund the full liability up to the maximum capped value, the liability would be $2,114 million at December 31, 2018.

Commercial Creditor Issues

The Plan provides that each of Dow Silicones commercial creditors (the “Commercial Creditors”) would receive in cash the sum of (a) an amount equal to the principal amount of their claims and (b) interest on such claims. The actual amount of interest that will ultimately be paid to these Commercial Creditors is uncertain due to pending litigation between Dow Silicones and the Commercial Creditors regarding the appropriate interest rates to be applied to outstanding obligations from the 1995 bankruptcy filing date through the Effective Date, as well as the presence of any recoverable fees, costs, and expenses. Upon the Plan becoming effective, Dow Silicones paid approximately $1,500 million to the Commercial Creditors, representing principal and an amount of interest that Dow Silicones considers undisputed.

In 2006, the U.S. Court of Appeals for the Sixth Circuit concluded that there is a general presumption that contractually specified default interest should be paid by a solvent debtor to unsecured creditors (the “Interest Rate Presumption”) and permitting the Commercial Creditors to recover fees, costs, and expenses where allowed by relevant loan agreements. The matter was remanded to the U.S. District Court for the Eastern District of Michigan (“District Court”) for further proceedings, including rulings on the facts surrounding specific claims and consideration of any equitable factors that would preclude the application of the Interest Rate Presumption. On May 10, 2017, the District Court entered a stipulated order resolving pending discovery motions and established a discovery schedule for the Commercial Creditors matter. As a result, Dow Silicones and its third party consultants conducted further analysis of the Commercial Creditors claims and defenses. This analysis indicated the estimated remaining liability to the Commercial Creditors to be within a range of $77 million to $260 million. No single amount within the range appears to be a better estimate than any other amount within the range. Therefore, Dow Silicones recorded the minimum liability within the range, which resulted in a decrease to the Commercial Creditor liability of $33 million in the second quarter of 2017, which was included in “Sundry income (expense)—net” in the consolidated statements of income. At December 31, 2018, the liability related to Dow Silicones’ potential obligation to pay additional interest to the Commercial Creditors in the Chapter 11 Proceeding was $82 million ($78 million at December 31, 2017) and included in “Accrued and other current liabilities” in the consolidated balance sheets. The actual amount of interest that will be paid to these creditors is uncertain and will ultimately be resolved through continued proceedings in the District Court.

Indemnifications

In connection with the June 1, 2016 ownership restructure of Dow Silicones, the Company is indemnified by Corning for 50 percent of future losses associated with certain pre-closing liabilities, including the Implant Liability and Commercial Creditors matters described above, subject to certain conditions and limits. The maximum amount of indemnified losses which may be recovered are subject to a cap that declines over time. Indemnified losses are capped at (1) $1 billion between May 31, 2018 and May 31, 2023, and (2) no recoveries are permitted after May 31, 2023. No indemnification assets were recorded at December 31, 2018 or 2017.

Summary

The amounts recorded by Dow Silicones for the Chapter 11 related matters described above were based upon current, known facts, which management believes reflect reasonable and probable estimates of the liability. However, future events could cause the actual costs for Dow Silicones to be higher or lower than those projected or those recorded. Any such events could result in an increase or decrease in the recorded liability.

Other Litigation Matters

In addition to the specific matters described above, the Company is party to a number of other claims and lawsuits arising out of the normal course of business with respect to product liability, patent infringement, employment matters, governmental tax and regulation disputes, contract and commercial litigation, and other actions. Certain of these actions purport to be class actions and seek damages in very large amounts. All such claims are being contested. Dow has an active risk management program consisting of numerous insurance policies secured from many carriers at various times. These policies may provide coverage that could be utilized to minimize the financial impact, if any, of certain contingencies described above. It is the opinion of the Company’s management that the possibility is remote that the aggregate of all such other claims and lawsuits will have a material adverse impact on the results of operations, financial condition and cash flows of the Company.

Gain Contingency - Dow v. Nova Chemicals Corporation Patent Infringement Matter

On December 9, 2010, Dow filed suit in the Federal Court in Ontario, Canada (“Federal Court”) alleging that Nova Chemicals Corporation (“Nova”) was infringing the Company’s Canadian polyethylene patent 2,106,705 (the “‘705 Patent”). Nova counterclaimed on the grounds of invalidity and non-infringement. In accordance with Canadian practice, the suit was bifurcated into a merits phase, followed by a damages phase. Following trial in the merits phase, in May 2014 the Federal Court ruled that the Company’s ‘705 Patent was valid and infringed by Nova. Nova appealed to the Canadian Federal Court of Appeal, which affirmed the Federal Court decision in August 2016. Nova then sought leave to appeal its loss to the Supreme Court of Canada, which dismissed Nova’s petition in April 2017. As a result, Nova has exhausted all appeal rights on the merits, and it is undisputed that Nova owes Dow the profits it earned from its infringing sales as determined in the trial for the damages phase.

On April 19, 2017, the Federal Court issued a Public Judgment in the damages phase, which detailed its conclusions on how to calculate the profits to be awarded to Dow. Dow and Nova submitted their respective calculations of the damages to the Federal Court in May 2017. On June 29, 2017, the Federal Court issued a Confidential Supplemental Judgment, concluding that Nova must pay $645 million Canadian dollars (equivalent to $495 million U.S. dollars) to Dow, plus pre- and post-judgment interest, for which Dow received payment of $501 million from Nova on July 6, 2017. Although Nova is appealing portions of the damages judgment, certain portions of it are indisputable and will be owed to Dow regardless of the outcome of any further appeals by Nova. As a result of these actions and in accordance with ASC 450-30 “Gain Contingencies,” the Company recorded a $160 million pretax gain in the second quarter of 2017 of which $137 million was included in “Sundry income (expense) - net” and $23 million was included in “Selling, general and administrative expenses” in the consolidated statements of income. At December 31, 2018, the Company had $341 million ($341 million at December 31, 2017) included in “Other noncurrent obligations” related to the disputed portion of the damages judgment. Dow is confident of its chances of defending the entire judgment on appeal, particularly the trial court’s determinations on important factual issues, which will be accorded deferential review on appeal.

Purchase Commitments

The Company has outstanding purchase commitments and various commitments for take-or-pay or throughput agreements. The Company was not aware of any purchase commitments that were negotiated as part of a financing arrangement for the facilities that will provide the contracted goods or services or for the costs related to those goods or services at December 31, 2018 and 2017.

Guarantees

The following table provides a summary of the final expiration, maximum future payments and recorded liability reflected in the consolidated balance sheets for each type of guarantee:

Guarantees	Dec 31, 2018			Dec 31, 2017
In millions	Final Expiration	Maximum Future Payments	Recorded Liability	Final Expiration	Maximum Future Payments	Recorded Liability
Guarantees	2023	$4,523	$25	2023	$4,774	$49
Residual value guarantees	2028	885	130	2027	889	135
Total guarantees		$5,408	$155		$5,663	$184

Guarantees

Guarantees arise during the ordinary course of business from relationships with customers and nonconsolidated affiliates when the Company undertakes an obligation to guarantee the performance of others (via delivery of cash or other assets) if specified triggering events occur. With guarantees, such as commercial or financial contracts, non-performance by the guaranteed party triggers the obligation of the Company to make payments to the beneficiary of the guarantee. The majority of the Company’s guarantees relate to debt of nonconsolidated affiliates, which have expiration dates ranging from less than one year to less than five years, and trade financing transactions in Latin America, which typically expire within one year of inception. The Company’s current expectation is that future payment or performance related to the non-performance of others is considered remote.

The Company has entered into guarantee agreements (“Guarantees”) related to project financing for Sadara, a nonconsolidated affiliate. The total of an Islamic bond and additional project financing (collectively “Total Project Financing”) obtained by Sadara is approximately $12.5 billion. Sadara had $11.7 billion of Total Project Financing outstanding at December 31, 2018 ($12.4 billion at December 31, 2017). The Company’s guarantee of the Total Project Financing is in proportion to the Company’s 35 percent ownership interest in Sadara, or up to approximately $4.2 billion when the project financing is fully drawn. Sadara successfully completed an extensive operational testing program in December 2018, however, the Guarantees will be released upon the satisfactory fulfillment of certain project completion conditions, which is expected by the middle of 2019, and must occur no later than December 2020.

Residual Value Guarantees

The Company provides guarantees related to leased assets specifying the residual value that will be available to the lessor at lease termination through sale of the assets to the lessee or third parties.

Operating Leases

The Company routinely leases premises for use as sales and administrative offices, warehouses and tanks for product storage, motor vehicles, railcars, computers, office machines and equipment. In addition, the Company leases aircraft in the United States. The terms for these leased assets vary depending on the lease agreement. Some leases contain renewal provisions, purchase options and escalation clauses.

Rental expenses under leases, net of sublease rental income, were $771 million in 2018, $757 million in 2017 and $661 million in 2016. Future minimum payments under leases with remaining non-cancelable terms in excess of one year are as follows:

Minimum Lease Commitments at Dec 31, 2018 In millions
2019	$412
2020	369
2021	328
2022	297
2023	253
2024 and thereafter	978
Total	$2,637

Asset Retirement Obligations

Dow has 164 manufacturing sites in 35 countries. Most of these sites contain numerous individual manufacturing operations, particularly at the Company’s larger sites. Asset retirement obligations are recorded as incurred and reasonably estimable, including obligations for which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. The retirement of assets may involve such efforts as remediation and treatment of asbestos, contractually required demolition, and other related activities, depending on the nature and location of the assets; and retirement obligations are typically realized only upon demolition of those facilities. In identifying asset retirement obligations, the Company considers identification of legally enforceable obligations, changes in existing law, estimates of potential settlement dates and the calculation of an appropriate discount rate to be used in calculating the fair value of the obligations. Dow has a well-established global process to identify, approve and track the demolition of retired or to-be-retired facilities; and no assets are retired from service until this process has been followed. Dow typically forecasts demolition projects based on the usefulness of the assets; environmental, health and safety concerns; and other similar considerations. Under this process, as demolition projects are identified and approved, reasonable estimates are determined for the time frames during which any related asset retirement obligations are expected to be settled. For those assets where a range of potential settlement dates may be reasonably estimated, obligations are recorded. Dow routinely reviews all changes to items under consideration for demolition to determine if an adjustment to the value of the asset retirement obligation is required.

The Company has recognized asset retirement obligations for the following activities: demolition and remediation activities at manufacturing sites primarily in the United States, Canada, Brazil, Argentina, Columbia, China, Japan, United Arab Emirates and Europe; and capping activities at landfill sites in the United States, Canada and Brazil. The Company has also recognized conditional asset retirement obligations related to asbestos encapsulation as a result of planned demolition and remediation activities at manufacturing and administrative sites primarily in the United States, Canada, Argentina, Columbia, China and Europe. The

aggregate carrying amount of conditional asset retirement obligations recognized by the Company (included in the asset retirement obligations balance shown below) was $24 million at December 31, 2018 ($20 million at December 31, 2017).

The following table shows changes in the aggregate carrying amount of the Company’s asset retirement obligations for the years ended December 31, 2018 and 2017:

Asset Retirement Obligations In millions		2018		2017
Balance at Jan 1	$	104	$	110
Additional accruals		10		3
Liabilities settled		(4)		(9)
Accretion expense		3		5
Revisions in estimated cash flows		—		(9)
Other		1		4
Balance at Dec 31	$	114	$	104

The discount rate used to calculate the Company’s asset retirement obligations at December 31, 2018, was 3.54 percent (2.04 percent at December 31, 2017). These obligations are included in the consolidated balance sheets as “Accrued and other current liabilities” and “Other noncurrent obligations.”

The Company has not recognized conditional asset retirement obligations for which a fair value cannot be reasonably estimated in its consolidated financial statements. Assets that have not been submitted/reviewed for potential demolition activities are considered to have continued usefulness and are generally still operating normally. Therefore, without a plan to demolish the assets or the expectation of a plan, such as shortening the useful life of assets for depreciation purposes in accordance with the accounting guidance related to property, plant and equipment, the Company is unable to reasonably forecast a time frame to use for present value calculations. As such, the Company has not recognized obligations for individual plants/buildings at its manufacturing sites where estimates of potential settlement dates cannot be reasonably made. In addition, the Company has not recognized conditional asset retirement obligations for the capping of its approximately 37 underground storage wells and 128 underground brine mining and other wells at Dow-owned sites when there are no plans or expectations of plans to exit the sites. It is the opinion of the Company’s management that the possibility is remote that such conditional asset retirement obligations, when estimable, will have a material impact on the Company’s consolidated financial statements based on current costs.

NOTE 17 – STOCKHOLDERS’ EQUITY

Merger with DuPont

Effective with the Merger, each share of Dow Common Stock (excluding any shares of Dow Common Stock that were held in treasury, which were automatically canceled and retired for no consideration) was converted into the right to receive one fully paid and non-assessable share of DowDuPont Common Stock. As a result, in the third quarter of 2017, the Company recorded a reduction in “Treasury stock” of $935 million, a reduction in “Common stock” of $3,107 million and an increase in “Additional paid in capital” of $2,172 million in the consolidated balance sheets. The Company has 100 shares of common stock issued and outstanding, par value $0.01 per share, owned solely by its parent, DowDuPont. See Note 3 for additional information.

Cumulative Convertible Perpetual Preferred Stock, Series A

Equity securities in the form of Cumulative Convertible Perpetual Preferred Stock, Series A (“preferred series A”) were issued on April 1, 2009 to Berkshire Hathaway Inc. in the amount of $3 billion (3 million shares) and the Kuwait Investment Authority in the amount of $1 billion (1 million shares). Shareholders of preferred series A could convert all or any portion of their shares, at their option, at any time, into shares of the Company’s common stock at an initial conversion ratio of 24.2010 shares of common stock for each share of preferred series A. On or after the fifth anniversary of the issuance date, if the common stock price exceeded $53.72 per share for any 20 trading days in a consecutive 30-day window, the Company had the option, at any time, in whole or in part, to convert preferred series A into common stock at the then applicable conversion rate.

On December 15, 2016, the trading price of Dow’s common stock closed at $58.35, marking the 20th trading day in the previous 30 trading days that the common stock closed above $53.72, triggering the right of the Company to exercise its conversion right. On December 16, 2016, the Company sent a Notice of Conversion at the Option of the Company (the “Notice”) to all holders of its preferred series A. Pursuant to the Notice, on December 30, 2016 (the “Conversion Date”) all 4 million outstanding shares of preferred series A (with a carrying value of $4,000 million) were converted into shares of common stock at a conversion ratio of 24.2010 shares of common stock for each share of preferred series A, resulting in the issuance of 96.8 million shares of common stock from treasury stock. The treasury stock issued was carried at an aggregate historical cost of $4,695 million, resulting in a reduction to “Additional paid-in capital” in the consolidated balance sheets of $695 million. From and after the Conversion Date, no shares of the preferred series A are issued or outstanding and all rights of the holders of the preferred series A have terminated. On January 6, 2017, the Company filed an amendment to the Company’s Restated Certificate of Incorporation by way of a certificate of elimination (the “Certificate of Elimination”) with the Secretary of State of the State of Delaware which had the effect of: (a) eliminating the previously designated 4 million shares of the preferred series A, none of which were outstanding at the time of the filing; (b) upon such elimination, causing such preferred series A to resume the status of authorized and unissued shares of preferred stock, par value $1.00 per share, of the Company, without designation as to series; and (c) eliminating from the Company’s Restated Certificate of Incorporation all references to, and all matters set forth in, the certificates of designations for the preferred series A.

The Company paid cumulative dividends on preferred series A at a rate of 8.5 percent per annum, or $85 million per quarter. The final dividend for the preferred series A was declared on December 15, 2016 and payable on the earlier of the Conversion Date (if applicable) or January 3, 2017, to shareholders of record at December 15, 2016. The dividend was paid in full on the Conversion Date.

Common Stock

Prior to the Merger, the Company issued common stock shares out of treasury stock or as new common stock shares for purchases under the Employee Stock Purchase Plan, for options exercised and for the release of deferred, performance deferred and restricted stock. The number of new common stock shares issued to employees and non-employee directors prior to the Merger was zero in 2017 (zero in 2016). See Note 20 for additional information on changes to Dow equity awards in connection with the Merger.

Retained Earnings

There are no significant restrictions limiting the Company’s ability to pay dividends. Prior to the Merger, the Company declared dividends of $1.38 per share in 2017 ($1.84 per share in 2016). Effective with the Merger, Dow no longer has publicly traded common stock. Dow’s common shares are owned solely by its parent company, DowDuPont. As a result, the Company’s Board determines whether or not there will be a dividend distribution to DowDuPont. See Note 24 for additional information.

Undistributed earnings of nonconsolidated affiliates included in retained earnings were $1,760 million at December 31, 2018 and $1,731 million at December 31, 2017.

Employee Stock Ownership Plan

The Dow Employee Stock Ownership Plan (the “ESOP”) is an integral part of The Dow Chemical Company Employees’ Savings Plan (the “Plan”). A significant majority of full-time employees in the United States are eligible to participate in the Plan. Dow uses the ESOP to provide the Company’s matching contribution in the form of stock to Plan participants. Prior to the Merger, contributions were in the form of Dow Common Stock. Effective with the Merger, shares of Dow stock held by the ESOP were converted into shares of DowDuPont Common Stock at a ratio of 1:1.

In connection with the acquisition of Rohm and Haas on April 1, 2009, the Rohm and Haas Employee Stock Ownership Plan (the “Rohm and Haas ESOP”) was merged into the Plan, and the Company assumed the $78 million balance of debt at 9.8 percent interest with final maturity in 2020 that was used to finance share purchases by the Rohm and Haas ESOP in 1990. The outstanding balance of the debt was $10 million at December 31, 2018 and $17 million at December 31, 2017.

Dividends on unallocated shares held by the ESOP are used by the ESOP to make debt service payments and to purchase additional shares if dividends exceed the debt service payments. Dividends on allocated shares are used by the ESOP to make debt service payments to the extent needed; otherwise, they are paid to the Plan participants. Shares are released for allocation to participants based on the ratio of the current year’s debt service to the sum of the principal and interest payments over the life of the loan. The shares are allocated to Plan participants in accordance with the terms of the Plan.

Compensation expense for allocated shares is recorded at the fair value of the shares on the date of allocation. Compensation expense for ESOP shares was $175 million in 2018, $248 million in 2017 and $192 million in 2016. At December 31, 2018, 15.3 million shares out of a total 21.8 million shares held by the ESOP had been allocated to participants’ accounts; 1.5 million shares were released but unallocated; and 5.0 million shares, at a fair value of $267 million, were considered unearned.

Treasury Stock

In 2013, the Board approved a share buy-back program. As a result of subsequent authorizations approved by the Board, the total authorized amount of the share repurchase program was $9.5 billion. Effective with the Merger, the share repurchase program was canceled. Over the duration of the program, a total of $8.1 billion was spent on the repurchase of Dow Common Stock.

The Company historically issued shares for purchases under the Employee Stock Purchase Plan, for options exercised as well as for the release of deferred, performance deferred and restricted stock out of treasury stock or as new common stock shares. The number of treasury shares issued to employees and non-employee directors under the Company’s stock-based compensation programs are summarized in the following table. See Note 20 for additional information on changes to Dow equity awards in connection with the Merger.

Treasury Shares Issued Under Stock-Based Compensation Programs In thousands	2018	2017 [1]	2016
To employees and non-employee directors	N/A	14,195	14,494
1.	Reflects activity prior to the Merger.

The following table provides a reconciliation of Dow Common Stock activity, prior to the Merger, for the years ended December 31, 2017 and 2016:

Shares of Dow Common Stock In thousands	Issued	Held in Treasury
Balance at Jan 1, 2016	1,242,795	125,853
Issued [1]	—	(14,494)
Repurchased	—	17,107
Preferred stock converted to common stock	—	(96,804)
Balance at Dec 31, 2016	1,242,795	31,662
Issued [1]	—	(14,195)
Converted to DowDuPont shares or canceled on Aug 31, 2017 [2]	(1,242,795)	(17,467)
Balance at Aug 31, 2017	—	—
1. Shares	issued to employees and non-employee directors under the Company’s equity compensation plans.
2.	Each share of Dow Common Stock issued and outstanding immediately prior to the Merger was converted into one share of DowDuPont Common Stock; treasury shares were canceled as a result of the Merger.

Accumulated Other Comprehensive Loss

The following table summarizes the changes and after-tax balances of each component of AOCL for the years ended December 31, 2018, 2017 and 2016:

Accumulated Other Comprehensive Loss In millions	Unrealized Gains (Losses) on Investments	Cumulative Translation Adj	Pension and Other Postretire Benefits	Derivative Instruments	Total Accum Other Comp Loss
2016
Balance at Jan 1, 2016	$47	$(1,737)	$(6,769)	$(208)	$(8,667)
Other comprehensive income (loss) before reclassifications	32	(644)	(1,354)	84	(1,882)
Amounts reclassified from accumulated other comprehensive income (loss)	(36)	—	734	29	727
Net other comprehensive income (loss)	$(4)	$(644)	$(620)	$113	$(1,155)
Balance at Dec 31, 2016	$43	$(2,381)	$(7,389)	$(95)	$(9,822)
2017
Other comprehensive income (loss) before reclassifications	25	908	(23)	1	911
Amounts reclassified from accumulated other comprehensive income (loss)	(71)	(8)	414	(15)	320
Net other comprehensive income (loss)	$(46)	$900	$391	$(14)	$1,231
Balance at Dec 31, 2017	$(3)	$(1,481)	$(6,998)	$(109)	$(8,591)
2018
Balance at Jan 1, 2018 [1]	$17	$(1,481)	$(6,998)	$(109)	$(8,571)
Other comprehensive income (loss) before reclassifications	(74)	(221)	(495)	4	(786)
Amounts reclassified from accumulated other comprehensive income (loss)	7	(4)	455	71	529
Net other comprehensive income (loss)	$(67)	$(225)	$(40)	$75	$(257)
Reclassification of stranded tax effects [2]	$(1)	$(107)	$(927)	$(22)	$(1,057)
Balance at Dec 31, 2018	$(51)	$(1,813)	$(7,965)	$(56)	$(9,885)
1.	The beginning balance of “Unrealized gains (losses) on investments” was increased by $20 million to reflect the impact of adoption of ASU 2016-01. See Notes 1 and 2 for additional information.
2.	Amounts reclassified to retained earnings as a result of the adoption of ASU 2018-02. See Notes 1 and 2 for additional information.

The tax effects on the net activity related to each component of other comprehensive income (loss) for the years ended December 31, 2018, 2017 and 2016 were as follows:

Tax Benefit (Expense) [1] In millions	2018		2017		2016
Unrealized gains (losses) on investments	$	17	$	26	$	(2)
Cumulative translation adjustments		(6)		(98)		(171)
Pension and other postretirement benefit plans		(9)		(213)		438
Derivative instruments		(20)		(3)		(32)
Tax benefit (expense) from income taxes related to other comprehensive income (loss) items	$	(18)	$	(288)	$	233
1.	Prior year amounts have been updated to conform with the current year presentation.

A summary of the reclassifications out of AOCL for the years ended December 31, 2018, 2017 and 2016 is provided as follows:

Reclassifications Out of Accumulated Other Comprehensive Loss In millions	2018	2017	2016	Consolidated Statements of Income Classification
Unrealized (gains) losses on investments	$9	$(110)	$(56)	See (1) below
Tax (benefit) expense	(2)	39	20	See (2) below
After tax	$7	$(71)	$(36)
Cumulative translation adjustments	$(4)	$(8)	$—	See (3) below
Pension and other postretirement benefit plans	$594	$607	$913	See (4) below
Tax benefit	(139)	(193)	(179)	See (2) below
After tax	$455	$414	$734
Derivative instruments	$89	$(13)	$34	See (5) below
Tax benefit	(18)	(2)	(5)	See (2) below
After tax	$71	$(15)	$29
Total reclassifications for the period, after tax	$529	$320	$727
1.	“Net sales” and “Sundry income (expense)—net.”
2.	“Provision for income taxes.”
3.	“Sundry income (expense) - net.”
4.

These AOCL components are included in the computation of net periodic benefit cost of the Company’s defined benefit pension and other postretirement benefit plans. See Note 19 for additional information. In the year ended December 31, 2016, $360 million was included in “Sundry income (expense) - net” (zero impact to “Provision for income taxes”) related to the Dow Silicones ownership restructure. See Note 5 for additional information.

5.	“Cost of sales,” “Sundry income (expense) - net” and “Interest expense and amortization of debt discount.”

NOTE 18 – NONCONTROLLING INTERESTS

Ownership interests in the Company’s subsidiaries held by parties other than the Company are presented separately from the Company’s equity in the consolidated balance sheets as “Noncontrolling interests.” The amount of consolidated net income attributable to the Company and the noncontrolling interests are both presented on the face of the consolidated statements of income.

The following table summarizes the activity for equity attributable to noncontrolling interests for the years ended December 31, 2018, 2017 and 2016:

Noncontrolling Interests In millions	2018	2017	2016 [1]
Balance at Jan 1	$1,186	$1,242	$809
Net income attributable to noncontrolling interests	134	129	86
Distributions to noncontrolling interests [2]	(145)	(109)	(123)
Acquisition of noncontrolling interests [3]	—	—	473
Deconsolidation of noncontrolling interests [4]	—	(119)	—
Cumulative translation adjustments	(39)	41	(4)
Other	2	2	1
Balance at Dec 31	$1,138	$1,186	$1,242
1.

The 2016 activity presented in the table excludes a $202 million cash payment for the purchase of a noncontrolling interest, as the noncontrolling interest was classified as “Accrued and other current liabilities” in the consolidated balance sheets.

2.

Distributions to noncontrolling interests is net of $27 million in 2018 ($20 million in 2017 and $53 million in 2016) in dividends paid to a joint venture, which were reclassified to “Equity in earnings of nonconsolidated affiliates” in the consolidated statements of income.

3.	Assumed in the ownership restructure of Dow Silicones. See Note 5 for additional information.
4.	On June 30, 2017, the Company sold its ownership interest in the SKC Haas Display Films group of companies. See Note 13 for additional information.

NOTE 19 – PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

Dow and DuPont did not merge their defined benefit pension plans and other postretirement benefit plans as a result of the Merger.

Defined Benefit Pension Plans

The Company has both funded and unfunded defined benefit pension plans that cover employees in the United States and a number of other countries. The U.S. qualified plan covering the parent company is the largest plan. Benefits for employees hired before January 1, 2008, are based on length of service and the employee’s three highest consecutive years of compensation. Employees hired after January 1, 2008, earn benefits that are based on a set percentage of annual pay, plus interest.

The Company’s funding policy is to contribute to the plans when pension laws and/or economics either require or encourage funding. In 2018, the Company contributed $1,656 million to its pension plans, which included a $1,100 million discretionary contribution to its principal U.S. pension plan in the third quarter of 2018. Total contributions in 2018 also included contributions to fund benefit payments for the Company’s non-qualified pension plans. The Company expects to contribute approximately $240 million to its pension plans in 2019.

The provisions of a U.S. non-qualified pension plan require the payment of plan obligations to certain participants upon a change in control of the Company, which occurred at the time of the Merger. Certain participants could elect to receive a lump-sum payment or direct the Company to purchase an annuity on their behalf using the after-tax proceeds of the lump sum. In the fourth quarter of 2017, the Company paid $940 million to plan participants and $230 million to an insurance company for the purchase of annuities, which were included in “Pension contributions” in the consolidated statements of cash flows. The Company also paid $205 million for income and payroll taxes for participants electing the annuity option, of which $201 million was included in “Cost of sales” and $4 million was included in “Selling, general and administrative expenses” in the consolidated statements of income. The Company recorded a settlement charge of $687 million associated with the payout in the fourth quarter of 2017, which was included in “Sundry income (expense) - net” in the consolidated statements of income.

The weighted-average assumptions used to determine pension plan obligations and net periodic benefit costs for all plans are summarized in the table below:

Weighted-Average Assumptions for All Pension Plans	Benefit Obligations at Dec 31		Net Periodic Costs for the Year Ended
	2018	2017	2018	2017	2016
Discount rate	3.69%	3.17%	3.17%	3.52%	3.85%
Interest crediting rate for applicable benefits	3.72%	3.61%	3.61%	3.45%	4.81%
Rate of compensation increase	3.84%	3.88%	3.88%	3.90%	4.04%
Expected return on plan assets	—	—	7.11%	7.16%	7.22%

The weighted-average assumptions used to determine pension plan obligations and net periodic benefit costs for U.S. plans are summarized in the table below:

Weighted-Average Assumptions for U.S. Pension Plans	Benefit Obligations at Dec 31		Net Periodic Costs for the Year Ended
	2018	2017	2018	2017	2016
Discount rate	4.39%	3.66%	3.66%	4.11%	4.40%
Interest crediting rate for applicable benefits	4.50%	4.50%	4.50%	4.50%	4.50%
Rate of compensation increase	4.25%	4.25%	4.25%	4.25%	4.50%
Expected return on plan assets	—	—	7.92%	7.91%	7.77%

Other Postretirement Benefit Plans

The Company provides certain health care and life insurance benefits to retired employees and survivors. The Company’s plans outside of the United States are not significant; therefore, this discussion relates to the U.S. plans only. The plans provide health care benefits, including hospital, physicians’ services, drug and major medical expense coverage, and life insurance benefits. In general, for employees hired before January 1, 1993, the plans provide benefits supplemental to Medicare when retirees are eligible for these benefits. The Company and the retiree share the cost of these benefits, with the Company portion increasing as the retiree has increased years of credited service, although there is a cap on the Company portion. The Company has the ability to change these benefits at any time. Employees hired after January 1, 2008, are not covered under the plans.

The Company funds most of the cost of these health care and life insurance benefits as incurred. In 2018, Dow did not make any contributions to its other postretirement benefit plan trusts. The trusts did not hold assets at December 31, 2018. The Company does not expect to contribute assets to its other postretirement benefit plan trusts in 2019.

The weighted-average assumptions used to determine other postretirement benefit obligations and net periodic benefit costs for the U.S. plans are provided below:

Weighted-Average Assumptions for U.S. Other Postretirement Benefits Plans	Benefit Obligations at Dec 31		Net Periodic Costs for the Year Ended
	2018	2017	2018	2017	2016
Discount rate	4.24%	3.51%	3.51%	3.83%	3.96%
Health care cost trend rate assumed for next year	6.50%	6.75%	6.75%	7.00%	7.25%
Rate to which the cost trend rate is assumed to decline (the ultimate health care cost trend rate)	5.00%	5.00%	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate health care cost trend rate	2025	2025	2025	2025	2025

Assumptions

The Company determines the expected long-term rate of return on plan assets by performing a detailed analysis of key economic and market factors driving historical returns for each asset class and formulating a projected return based on factors in the current environment. Factors considered include, but are not limited to, inflation, real economic growth, interest rate yield, interest rate spreads and other valuation measures and market metrics. The expected long-term rate of return for each asset class is then weighted based on the strategic asset allocation approved by the governing body for each plan. The Company’s historical experience with the pension fund asset performance is also considered.

The Company uses the spot rate approach to determine the discount rate utilized to measure the service cost and interest cost components of net periodic pension and other postretirement benefit costs for the U.S. and other selected countries. Under the spot rate approach, the Company calculates service costs and interest costs by applying individual spot rates from the Willis Towers Watson RATE:Link yield curve (based on high-quality corporate bond yields) for each selected country to the separate expected cash flow components of service cost and interest cost. Service cost and interest cost for all other plans are determined on the basis of the single equivalent discount rates derived in determining those plan obligations.

The discount rates utilized to measure the pension and other postretirement obligations of the U.S. qualified plans are based on the yield on high-quality corporate fixed income investments at the measurement date. Future expected actuarially determined cash flows for Dow’s U.S. plans are individually discounted at the spot rates under the Willis Towers Watson U.S. RATE:Link 60-90 corporate yield curve (based on 60th to 90th percentile high-quality corporate bond yields) to arrive at the plan’s obligations as of the measurement date.

The Company utilizes a modified version of the Society of Actuaries’ mortality tables released in 2014 and a modified version of the generational mortality improvement scale released in 2018 for purposes of measuring the U.S. pension and other postretirement obligations, based on an evaluation of the mortality experience of the Company’s pension plans.

Summarized information on the Company’s pension and other postretirement benefit plans is as follows:

Change in Projected Benefit Obligations, Plan Assets and Funded Status of All Significant Plans	Defined Benefit Pension Plans				Other Postretirement Benefits
In millions	2018		2017		2018		2017
Change in projected benefit obligations:
Benefit obligations at beginning of year	$	31,851	$	30,280	$	1,567	$	1,835
Service cost		520		506		12		14
Interest cost		886		883		45		54
Plan participants’ contributions		19		14		—		—
Actuarial changes in assumptions and experience		(1,754)		1,804		(13)		(198)
Benefits paid		(1,476)		(1,440)		(123)		(151)
Plan amendments		17		14		—		—
Acquisitions/divestitures/other [1]		(45)		50		—		—
Effect of foreign exchange rates		(418)		932		(10)		13
Termination benefits/curtailment cost/settlements [2]		—		(1,192)		—		—
Benefit obligations at end of year	$	29,600	$	31,851	$	1,478	$	1,567

Change in plan assets:
Fair value of plan assets at beginning of year	$	23,401	$	21,208	$	—	$	—
Actual return on plan assets		(742)		2,500		—		—
Employer contributions		1,656		1,676		—		—
Plan participants’ contributions		19		14		—		—
Benefits paid		(1,476)		(1,440)		—		—
Acquisitions/divestitures/other [3]		—		(15)		—		—
Effect of foreign exchange rates		(314)		646		—		—
Settlements [4]		—		(1,188)		—		—
Fair value of plan assets at end of year	$	22,544	$	23,401	$	—	$	—

Funded status:
U.S. plans with plan assets	$	(4,066)	$	(5,363)	$	—	$	—
Non-U.S. plans with plan assets		(2,263)		(2,333)		—		—
All other plans		(727)		(754)		(1,478)		(1,567)
Funded status at end of year	$	(7,056)	$	(8,450)	$	(1,478)	$	(1,567)

Amounts recognized in the consolidated balance sheets at Dec 31:
Deferred charges and other assets	$	491	$	548	$	—	$	—
Accrued and other current liabilities		(52)		(48)		(131)		(125)
Pension and other postretirement benefits - noncurrent		(7,495)		(8,950)		(1,347)		(1,442)
Net amount recognized	$	(7,056)	$	(8,450)	$	(1,478)	$	(1,567)

Pretax amounts recognized in accumulated other comprehensive loss at Dec 31:
Net loss (gain)	$	10,841	$	10,899	$	(315)	$	(326)
Prior service credit		(224)		(265)		—		—
Pretax balance in accumulated other comprehensive loss at end of year	$	10,617	$	10,634	$	(315)	$	(326)
1.

The 2018 impact includes the divestiture of a business with pension benefit obligations of $37 million. The 2017 impact includes the reclassification of a China pension liability of $69 million from “Other noncurrent obligations” to “Pension and other postretirement benefits - noncurrent” and the divestiture of a South Korean company with pension benefit obligations of $25 million.

2.

The 2017 impact includes the settlement of certain plan obligations for a U.S. non-qualified pension plan of $1,170 million required due to a change in control provision. The 2017 impact also includes the conversion of a South Korean pension plan of $22 million to a defined contribution plan.

3.	The 2017 impact relates to the divestiture of a South Korean company.
4.

The 2017 impact includes payments made of $1,170 million to settle certain plan obligations of a U.S. non-qualified pension plan required due to a change in control provision. The 2017 impact also includes payments made of $18 million to convert a South Korean pension plan to a defined contribution plan.

A significant component of the overall decrease in the Company’s benefit obligation for the year ended December 31, 2018 was due to the weighted-average change in discount rates, which increased from 3.17 percent at December 31, 2017 to 3.69 percent at December 31, 2018. A significant component of the overall increase in the Company’s benefit obligation for the year ended December 31, 2017 was also due to the weighted-average change in discount rates, which decreased from 3.52 percent at December 31, 2016 to 3.17 percent at December 31, 2017.

The accumulated benefit obligation for all pension plans was $28.3 billion and $30.4 billion at December 31, 2018 and 2017, respectively.

Pension Plans with Accumulated Benefit Obligations in Excess of Plan Assets at Dec 31 In millions	2018	2017
Accumulated benefit obligations	$25,392	$27,248
Fair value of plan assets	$18,902	$19,515

Pension Plans with Projected Benefit Obligations in Excess of Plan Assets at Dec 31 In millions	2018	2017
Projected benefit obligations	$26,599	$28,576
Fair value of plan assets	$19,051	$19,578

Net Periodic Benefit Costs for All Significant Plans for the Year Ended Dec 31		Defined Benefit Pension Plans						Other Postretirement Benefits
In millions	2018		2017		2016		2018		2017		2016
Net Periodic Benefit Costs:
Service cost	$	520	$	506	$	463	$	12	$	14	$	13
Interest cost		886		883		846		45		54		52
Expected return on plan assets		(1,644)		(1,548)		(1,447)		—		—		—
Amortization of prior service credit		(24)		(25)		(24)		—		—		(3)
Amortization of unrecognized (gain) loss		642		638		587		(24)		(6)		(7)
Curtailment/settlement/other [1]		—		683		(36)		—		—		—
Net periodic benefit costs	$	380	$	1,137	$	389	$	33	$	62	$	55
Changes in plan assets and benefit obligations recognized in other comprehensive (income) loss:
Net (gain) loss	$	584	$	845	$	1,954	$	(13)	$	(199)	$	14
Prior service cost		17		14		—		—		—		—
Amortization of prior service credit		24		25		24		—		—		3
Amortization of unrecognized gain (loss)		(642)		(638)		(587)		24		6		7
Settlement loss [2]		—		(687)		—		—		—		—
Total recognized in other comprehensive (income) loss	$	(17)	$	(441)	$	1,391	$	11	$	(193)	$	24
Total recognized in net periodic benefit cost and other comprehensive (income) loss	$	363	$	696	$	1,780	$	44	$	(131)	$	79
1.

The 2017 impact relates to the settlement of a U.S. non-qualified plan triggered by a change in control provision. The 2016 impact relates to the curtailment of benefits for certain participants of a Dow Silicones plan in the U.S.

2.	The 2017 impact relates to the settlement of a U.S. non-qualified plan triggered by a change in control provision.

On January 1, 2018, the Company adopted ASU 2017-07, which impacted the presentation of the components of net periodic benefit cost in the consolidated statements of income. Net periodic benefit cost, other than the service cost component, is now included in “Sundry income (expense) - net” in the consolidated statements of income. See Notes 1, 2 and 8 for additional information.

Estimated Future Benefit Payments

The estimated future benefit payments, reflecting expected future service, as appropriate, are presented in the following table:

Estimated Future Benefit Payments at Dec 31, 2018 In millions	Defined Benefit Pension Plans	Other Postretirement Benefits
2019	$1,549	$133
2020	1,559	129
2021	1,585	129
2022	1,624	125
2023	1,663	120
2024-2028	8,641	519
Total	$16,621	$1,155

Plan Assets

Plan assets consist primarily of equity and fixed income securities of U.S. and foreign issuers, and include alternative investments such as real estate, private market securities and absolute return strategies. At December 31, 2018, plan assets totaled $22.5 billion and included no directly held common stock of DowDuPont. At December 31, 2017, plan assets totaled $23.4 billion and included no directly held common stock of DowDuPont.

The Company’s investment strategy for the plan assets is to manage the assets in relation to the liability in order to pay retirement benefits to plan participants over the life of the plans. This is accomplished by identifying and managing the exposure to various market risks, diversifying investments across various asset classes and earning an acceptable long-term rate of return consistent with an acceptable amount of risk, while considering the liquidity needs of the plans.

The plans are permitted to use derivative instruments for investment purposes, as well as for hedging the underlying asset and liability exposure and rebalancing the asset allocation. The plans use value-at-risk, stress testing, scenario analysis and Monte Carlo simulations to monitor and manage both the risk within the portfolios and the surplus risk of the plans.

Equity securities primarily include investments in large- and small-cap companies located in both developed and emerging markets around the world. Fixed income securities include investment and non-investment grade corporate bonds of companies diversified across industries, U.S. treasuries, non-U.S. developed market securities, U.S. agency mortgage-backed securities, emerging market securities and fixed income related funds. Alternative investments primarily include investments in real estate, private equity limited partnerships and absolute return strategies. Other significant investment types include various insurance contracts and interest rate, equity, commodity and foreign exchange derivative investments and hedges.

The Company mitigates the credit risk of investments by establishing guidelines with investment managers that limit investment in any single issue or issuer to an amount that is not material to the portfolio being managed. These guidelines are monitored for compliance both by the Company and external managers. Credit risk related to derivative activity is mitigated by utilizing multiple counterparties, collateral support agreements and centralized clearing, where appropriate.

The Northern Trust Collective Government Short Term Investment money market fund is utilized as the sweep vehicle for the U.S. plans, which from time to time can represent a significant investment. For one U.S. plan, approximately 35 percent of the liability is covered by a participating group annuity issued by Prudential Insurance Company.

The weighted-average target allocation for plan assets of the Company’s pension plans is summarized as follows:

Target Allocation for Plan Assets at Dec 31, 2018 Asset Category	Target Allocation
Equity securities	36%
Fixed income securities	35
Alternative investments	28
Other investments	1
Total	100%

Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

For pension plan assets classified as Level 1 measurements (measured using quoted prices in active markets), total fair value is either the price of the most recent trade at the time of the market close or the official close price, as defined by the exchange on which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs.

For pension plan assets classified as Level 2 measurements, where the security is frequently traded in less active markets, fair value is based on the closing price at the end of the period; where the security is less frequently traded, fair value is based on the price a dealer would pay for the security or similar securities, adjusted for any terms specific to that asset or liability. Market inputs are obtained from well-established and recognized vendors of market data and subjected to tolerance and quality checks. For derivative assets and liabilities, standard industry models are used to calculate the fair value of the various financial instruments based on significant observable market inputs, such as foreign exchange rates, commodity prices, swap rates, interest rates and implied volatilities obtained from various market sources. For other pension plan assets for which observable inputs are used, fair value is derived through the use of fair value models, such as a discounted cash flow model or other standard pricing models.

For pension plan assets classified as Level 3 measurements, total fair value is based on significant unobservable inputs including assumptions where there is little, if any, market activity for the investment.

Certain pension plan assets are held in funds where fair value is based on an estimated net asset value per share (or its equivalent) as of the most recently available fund financial statements which are received on a monthly or quarterly basis. These valuations are reviewed for reasonableness based on applicable sector, benchmark and company performance. Adjustments to valuations are made where appropriate to arrive at an estimated net asset value per share at the measurement date. These funds are not classified within the fair value hierarchy.

The following table summarizes the bases used to measure the Company’s pension plan assets at fair value for the years ended December 31, 2018 and 2017:

Basis of Fair Value Measurements	Dec 31, 2018				Dec 31, 2017
In millions	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$877	$818	$59	$—	$772	$671	$101	$—
Equity securities:
U.S. equity securities [1]	$3,493	$3,251	$241	$1	$3,755	$3,416	$339	$—
Non - U.S. equity securities	4,242	3,497	707	38	5,551	4,533	978	40
Total equity securities	$7,735	$6,748	$948	$39	$9,306	$7,949	$1,317	$40
Fixed income securities:
Debt - government-issued	$4,751	$285	$4,466	$—	$4,596	$158	$4,437	$1
Debt - corporate-issued	2,929	411	2,518	—	3,300	351	2,935	14
Debt - asset-backed	90	—	89	1	101	—	100	1
Total fixed income securities	$7,770	$696	$7,073	$1	$7,997	$509	$7,472	$16
Alternative investments: [2]
Private market securities	$1	$—	$—	$1	$—	$—	$—	$—
Real estate	19	19	—	—	21	21	—	—
Derivatives - asset position	451	17	434	—	261	2	259	—
Derivatives - liability position	(506)	(19)	(487)	—	(305)	(2)	(303)	—
Total alternative investments	$(35)	$17	$(53)	$1	$(23)	$21	$(44)	$—
Other investments [2]	$380	$47	$333	$—	$273	$37	$236	$—
Subtotal	$16,727	$8,326	$8,360	$41	$18,325	$9,187	$9,082	$56
Investments measured at net asset value: [2]
Hedge funds	$1,637				$1,595
Private market securities	2,196				1,390
Real estate	2,080				2,200
Total investments measured at net asset value	$5,913				$5,185
Items to reconcile to fair value of plan assets:
Pension trust receivables [3]	$29				$27
Pension trust payables [4]	(125)				(136)
Total	$22,544				$23,401
1.	No DowDuPont common stock was directly held at December 31, 2018 or December 31, 2017.
2.

The Company reviewed its fair value technique and elected to present assets valued at net asset value per share as a practical expedient outside of the fair value hierarchy. The assets are presented as “Investments measured at net asset value.” Prior period amounts were updated to conform with the current year presentation.

3.	Primarily receivables for investment securities sold.
4.	Primarily payables for investment securities purchased.

The following table summarizes the changes in the fair value of Level 3 pension plan assets for the years ended December 31, 2018 and 2017:

Fair Value Measurement of Level 3 Pension Plan Assets In millions	Equity Securities	Fixed Income Securities	Alternative Investments	Other Investments	Total
Balance at Jan 1, 2017, as previously reported	$33	$17	$4,117	$95	$4,262
Reclassification of investments measured at net asset value [1]	—	—	(4,061)	(95)	(4,156)
Balance at Jan 1, 2017, as restated	$33	$17	$56	$—	$106
Actual return on assets:
Relating to assets sold during 2017	(1)	—	5	—	4
Relating to assets held at Dec 31, 2017	5	1	(1)	—	5
Purchases, sales and settlements, net	3	(2)	(60)	—	(59)
Balance at Dec 31, 2017	$40	$16	$—	$—	$56
Actual return on assets:
Relating to assets sold during 2018	—	4	(1)	1	4
Relating to assets held at Dec 31, 2018	(3)	(4)	—	—	(7)
Purchases, sales and settlements, net	2	(15)	2	(1)	(12)
Balance at Dec 31, 2018	$39	$1	$1	$—	$41
1.

The Company reviewed its fair value technique and elected to present assets valued at net asset value per share as a practical expedient outside of the fair value hierarchy, including those classified as Level 3 pension plan assets. The assets are presented as “Investments measured at net asset value.”

Defined Contribution Plans

U.S. employees may participate in defined contribution plans (Employee Savings Plans or 401(k) plans) by contributing a portion of their compensation, which is partially matched by the Company. Defined contribution plans also cover employees in some subsidiaries in other countries, including Australia, Brazil, Canada, Italy, Spain and the United Kingdom. Expense recognized for all defined contribution plans was $242 million in 2018, $367 million in 2017 and $283 million in 2016.

NOTE 20 – STOCK-BASED COMPENSATION

The Company grants stock-based compensation to employees and non-employee directors in the form of stock incentive plans, which include stock options, restricted stock units (“RSUs”) (formerly termed deferred stock) and restricted stock. The Company also provides stock-based compensation in the form of performance stock units (“PSUs”) (formerly termed performance deferred stock) and the Employee Stock Purchase Plan (“ESPP”), which grants eligible employees the right to purchase shares of the Company’s common stock at a discounted price.

In connection with the Merger, on August 31, 2017 (“Conversion Date”) all outstanding Dow stock options and RSU awards were converted into stock options and RSU awards with respect to DowDuPont common stock. The stock options and RSU awards have the same terms and conditions under the applicable plans and award agreements prior to the Merger. All outstanding and nonvested PSU awards were converted into RSU awards with respect to DowDuPont common stock at the greater of the applicable performance target or the actual performance as of the effective time of the Merger. Changes in the fair value of liability instruments are recognized as compensation expense each quarter. Dow and DuPont did not merge their stock-based compensation plans as a result of the Merger. The Dow and DuPont stock-based compensation plans were assumed by DowDuPont and continue in place with the ability to grant and issue DowDuPont common stock.

The total stock-based compensation expense included in the consolidated statements of income was $224 million, $359 million and $261 million in 2018, 2017 and 2016, respectively. The income tax benefits related to stock-based compensation arrangements were $50 million, $133 million and $97 million in 2018, 2017 and 2016, respectively.

Accounting for Stock-Based Compensation

The Company grants stock-based compensation awards that vest over a specified period or upon employees meeting certain performance and/or retirement eligibility criteria. The fair value of equity instruments issued to employees is measured on the grant date. The fair value of liability instruments (granted to executive employees subject to stock ownership requirements, that provide the recipient the option to elect to receive a cash payment equal to the value of the stock award on the date of delivery) is measured at the end of each quarter. The fair value of equity and liability instruments is expensed over the vesting period or, in the case of retirement, from the grant date to the date on which retirement eligibility provisions have been met and additional service is no longer required. The Company estimates expected forfeitures.

The Company historically used a lattice-based option valuation model to estimate the fair value of stock options and used a Monte Carlo simulation for the market portion of PSU awards. Effective with the first quarter of 2018 grant, the Company began using the Black-Scholes option valuation model to estimate the fair value of stock options. This valuation methodology was adopted as a result of the Merger to align valuation methodologies with DuPont and better align with industry practice. The Company used the Black-Scholes option valuation model for subscriptions to purchase shares under the ESPP. The weighted-average assumptions used to calculate total stock-based compensation are included in the following table:

Weighted-Average Assumptions	2018	2017	2016
Dividend yield	2.13%	3.01%	4.13%
Expected volatility	23.34%	23.71%	31.60%
Risk-free interest rate	2.83%	1.28%	1.12%
Expected life of stock options granted during period (years)	6.2	7.5	7.8
Life of Employee Stock Purchase Plan (months)	—	3	4

The dividend yield assumption was equal to the dividend yield on the grant date, which reflected the most recent DowDuPont quarterly dividend payment of $0.38 per share in 2018 ($0.46 per share in 2017 and 2016 on Dow Common Stock). The expected volatility assumptions for the 2016 and 2017 stock options and ESPP were based on an equal weighting of the historical daily volatility for the contractual term of the awards and current implied volatility from exchange-traded options. The expected volatility assumptions for the 2018 stock options were based on an equal weighting of the historical daily volatility for the expected term of the awards and current implied volatility from exchange-traded options. The expected volatility assumption for the market portion of the 2016 and 2017 PSU awards were based on historical daily volatility for the term of the award. The risk-free interest rate was based on the weighted-average of U.S. Treasury strip rates over the contractual term of the 2016 and 2017 options. The risk-free interest rate was based on the U.S. Treasury strip rates over the expected life of the 2018 options. The expected life of stock options granted was based on an analysis of historical exercise patterns.

Stock Incentive Plan

The Company has historically granted equity awards under various plans (the “Prior Plans”). On February 9, 2012, the Board authorized The Dow Chemical Company 2012 Stock Incentive Plan (the “2012 Plan”), which was approved by stockholders at the Company’s annual meeting on May 10, 2012 (“Original Effective Date”) and became effective on that date. On February 13, 2014, the Board adopted The Dow Chemical Company Amended and Restated 2012 Stock Incentive Plan (the “2012 Restated Plan”). The 2012 Restated Plan was approved by stockholders at the Company’s annual meeting on May 15, 2014, and became effective on that date. The Prior Plans were superseded by the 2012 Plan and the 2012 Restated Plan (collectively, the “2012 Plan”). Under the 2012 Plan, the Company may grant options, RSUs, PSUs, restricted stock, stock appreciation rights and stock units to employees and non-employee directors until the tenth anniversary of the Original Effective Date, subject to an aggregate limit and annual individual limits. The terms of the grants are fixed at the grant date. Dow’s stock-based compensation programs were assumed by DowDuPont and continue in place with the ability to grant and issue DowDuPont common stock. At December 31, 2018, there were approximately 19 million shares of DowDuPont common stock available for grant under the 2012 Plan.

Stock Options

The Company grants stock options to certain employees, subject to certain annual and individual limits, with terms of the grants fixed at the grant date. The exercise price of each stock option equals the market price of the common stock on the grant date. Options vest from one to three years, and have a maximum term of 10 years.

The following table summarizes stock option activity for 2018:

Stock Options	2018
Shares in thousands	Shares	Exercise Price [1]
Outstanding at Jan 1, 2018	26,628	$38.30
Granted	6,571	$71.43
Exercised	(4,074)	$30.65
Forfeited/Expired	(279)	$61.47
Outstanding at Dec 31, 2018	28,846	$46.70
Remaining contractual life in years		5.46
Aggregate intrinsic value in millions	$327
Exercisable at Dec 31, 2018	21,813	$39.99
Remaining contractual life in years		4.40
Aggregate intrinsic value in millions	$322
1.	Weighted-average per share.

Additional Information about Stock Options
In millions, except per share amounts	2018	2017	2016
Weighted-average fair value per share of options granted	$15.38	$14.44	$10.95
Total compensation expense for stock option plans	$68	$37	$32
Related tax benefit	$15	$14	$12
Total amount of cash received from the exercise of options	$112	$310	$312
Total intrinsic value of options exercised [1]	$160	$286	$153
Related tax benefit	$36	$106	$57
1.	Difference between the market price at exercise and the price paid by the employee to exercise the options.

Total unrecognized compensation cost related to unvested stock option awards of $36 million at December 31, 2018, is expected to be recognized over a weighted-average period of 1.91 years.

Restricted Stock Units

The Company grants restricted stock units to certain employees. The grants vest after a designated period of time, generally one to five years. The following table shows changes in nonvested RSUs:

RSU Awards	2018
Shares in thousands	Shares	Grant Date Fair Value [1]
Nonvested at Jan 1, 2018	13,346	$50.71
Granted	2,022	$71.46
Vested	(5,409)	$46.04
Canceled	(224)	$59.40
Nonvested at Dec 31, 2018	9,735	$57.41
1.	Weighted-average per share.

Additional Information about RSUs
In millions, except per share amounts	2018	2017	2016
Weighted-average fair value per share of RSUs granted	$71.46	$61.29	$46.25
Total fair value of RSUs vested	$382	$179	$166
Related tax benefit	$86	$66	$61
Total compensation expense for RSU awards	$144	$178	$97
Related tax benefit	$32	$66	$36

In 2018, the Company paid $45 million in cash, equal to the value of the stock award on the date of delivery, to certain executive employees to settle approximately 625,000 RSUs (there were no RSUs settled in cash in 2017 and 2016). Total unrecognized compensation cost related to RSU awards of $126 million at December 31, 2018, is expected to be recognized over a weighted-average period of 1.68 years. At December 31, 2018, approximately 18,000 RSUs with a grant date weighted-average fair value per share of $35.12 had previously vested, but were not issued. These shares are scheduled to be issued to employees within six months to three years or upon retirement.

Total incremental pretax compensation expense resulting from the conversion of PSU awards into RSU awards was $25 million ($20 million was recognized in the second half of 2017 and $5 million to be recognized over the remaining service period). Approximately 5,000 employees were impacted by the conversion.

Performance Stock Units

The Company grants performance stock units to certain employees. The grants vest when the Company attains specified performance targets, such as return on capital and relative total shareholder return, over a predetermined period, generally one to three years. In November 2017, the Company granted PSUs to senior leadership measured on the realization of cost savings in connection with cost synergy commitments, as well as the Company’s ability to complete the Intended Business Separations. Performance and payouts are determined independently for each metric. Compensation expense related to PSU awards is recognized over the lesser of the service or performance period. Changes in the fair value of liability instruments are recognized as compensation expense each quarter.

The following table shows the PSU awards granted:

PSU Awards Shares in thousands		Target Shares	Grant Date
Year	Performance Period	Granted [1]	Fair Value	[2]
2017	Sep 1, 2017 – Aug 31, 2019	232	$71.16
2017 [3]	Jan 1, 2017 – Dec 31, 2019	1,728	$81.99
2016 [3]	Jan 1, 2016 – Dec 31, 2018	2,283	$52.68
1.	At the end of the performance period, the actual number of shares issued can range from zero to 200% of target shares granted.
2.	Weighted-average per share.
3.	Converted to RSUs as a result of the Merger.

There was no activity in nonvested PSUs in 2018. At January 1, 2018 and December 31, 2018, there were 232,000 target shares of nonvested PSUs outstanding with a grant date fair value of $71.16.

Additional Information about PSUs
In millions, except share amounts	2018	2017	2016
Total fair value of PSUs vested and delivered [1]	$—	$202	$103
Related tax benefit	$—	$75	$38
Total compensation expense for PSU awards	$12	$106	$125
Related tax benefit	$3	$39	$46
Shares of PSUs settled in cash (in thousands) [2]	—	616	861
Total cash paid to settle PSUs [3]	$—	$38	$40
1.	Includes the fair value of shares vested in prior years and delivered in the reporting year.
2.	PSU awards vested in prior years and delivered in the reporting year.
3.	Cash paid to certain executive employees for PSU awards vested in prior periods and delivered in the reporting year, equal to the value of the stock award on the date of delivery.

Total unrecognized compensation cost related to PSU awards of $8 million at December 31, 2018, is expected to be recognized over a weighted-average period of 0.67 years.

Restricted Stock

Under the 2012 Plan, the Company may grant shares (including options, stock appreciation rights, stock units and restricted stock) to non-employee directors over the 10-year duration of the program, subject to the plan’s aggregate limit as well as annual individual limits. The restricted stock issued under this plan cannot be sold, assigned, pledged or otherwise transferred by the non-employee director, until retirement or termination of service to the Company. The following table shows the restricted stock issued under this plan:

Restricted Stock Year	Shares Issued (in thousands)	Weighted- Average Fair Value
2018	36	$62.82
2017	33	$62.04
2016	32	$50.55

Employee Stock Purchase Plan

On February 9, 2012, the Board authorized The Dow Chemical Company 2012 Employee Stock Purchase Plan (the “2012 ESPP”) which was approved by stockholders at the Company’s annual meeting on May 10, 2012. When offered, most employees are eligible to purchase shares of common stock of the Company valued at up to 10 percent of their annual base salary. The value is determined using the plan price multiplied by the number of shares subscribed to by the employee. The plan price of the stock is set at an amount equal to at least 85 percent of the fair market value (closing price) of the common stock on a date during the fourth quarter of the year prior to the offering, or the average fair market value (closing price) of the common stock over a period during the fourth quarter of the year prior to the offering, in each case, specified by the Executive Vice President of Human Resources. The most recent offering of the 2012 ESPP closed on July 15, 2017. The ESPP was not offered in 2018 and no current offerings remain outstanding.

Additional Information about Employee Stock Purchase Plan In millions, except per share amounts	2018	2017	2016
Weighted-average fair value per share of purchase rights granted	$—	$10.70	$3.40
Total compensation expense for ESPP	$—	$38	$7
Related tax benefit	$—	$14	$3
Total amount of cash received from the exercise of purchase rights	$—	$179	$86
Total intrinsic value of purchase rights exercised [1]	$—	$48	$23
Related tax benefit	$—	$18	$9
1.	Difference between the market price at exercise and the price paid by the employee to exercise the purchase rights.

NOTE 21 – FINANCIAL INSTRUMENTS

The following table summarizes the fair value of financial instruments at December 31, 2018 and 2017:

Fair Value of Financial Instruments at Dec 31	2018				2017
In millions	Cost	Gain	Loss	Fair Value	Cost	Gain	Loss	Fair Value
Cash equivalents [1]	$566	$—	$—	$566	$2,280	$—	$—	$2,280
Marketable securities	$100	$—	$—	$100	$4	$—	$—	$4
Other investments:
Debt securities:
Government debt [2]	$714	$9	$(23)	$700	$637	$13	$(11)	$639
Corporate bonds	1,026	20	(63)	983	704	32	(3)	733
Total debt securities	$1,740	$29	$(86)	$1,683	$1,341	$45	$(14)	$1,372
Equity securities [3]	16	1	(1)	16	164	2	(26)	140
Total other investments	$1,756	$30	$(87)	$1,699	$1,505	$47	$(40)	$1,512
Total cash equivalents, marketable securities and other investments	$2,422	$30	$(87)	$2,365	$3,789	$47	$(40)	$3,796
Long-term debt including debt due within one year [4]	$(19,594)	$351	$(971)	$(20,214)	$(20,517)	$6	$(2,104)	$(22,615)
Derivatives relating to:
Interest rates	$—	$—	$(64)	$(64)	$—	$—	$(4)	$(4)
Foreign currency	—	120	(43)	77	—	22	(112)	(90)
Commodities [5]	—	91	(178)	(87)	—	130	(256)	(126)
Total derivatives	$—	$211	$(285)	$(74)	$—	$152	$(372)	$(220)
1.	Prior period amounts were updated to conform with the current year presentation.
2.	U.S. Treasury obligations, U.S. agency obligations, agency mortgage-backed securities and other municipalities’ obligations.
3.	Equity securities with a readily determinable fair value. Presented in accordance with ASU 2016-01. See Notes 1 and 2 for additional information.
4.

Cost includes fair value hedge adjustments of $18 million at December 31, 2018 and $19 million at December 31, 2017 on $2,290 million of debt at December 31, 2018 and $2,390 million of debt at December 31, 2017.

5.	Presented net of cash collateral where master netting arrangements allow.

Cost approximates fair value for all other financial instruments.

Cash Equivalents

At December 31, 2018, the Company had $410 million ($1,771 million at December 31, 2017) of held-to-maturity securities (primarily treasury bills and time deposits) classified as cash equivalents, as these securities had maturities of three months or less at the time of purchase. The Company’s investments in held-to-maturity securities are held at amortized cost, which approximates fair value. At December 31, 2018, the Company had investments in money market funds of $156 million classified as cash equivalents ($509 million at December 31, 2017).

Marketable Securities

At December 31, 2018, the Company had $100 million ($4 million at December 31, 2017) of debt securities with maturities of less than one year at the time of purchase.

Debt Securities

The Company’s investments in debt securities are primarily classified as available-for-sale. The following table provides the investing results from available-for-sale securities for the years ended December 31, 2018, 2017 and 2016.

Investing Results [1] In millions	2018	2017	2016
Proceeds from sales of available-for-sale securities	$1,053	$245	$396
Gross realized gains	$21	$5	$15
Gross realized losses	$30	$—	$1
1.	Prior period amounts were updated to conform with the current year presentation as a result of the adoption of ASU 2016-01.

The following table summarizes the contractual maturities of the Company’s investments in debt securities:

Contractual Maturities of Debt Securities at Dec 31, 2018 [1] In millions	Amortized Cost	Fair Value
Within one year	$124	$124
One to five years	455	444
Six to ten years	717	683
After ten years	444	432
Total	$1,740	$1,683
1.	Includes marketable securities with maturities of less than one year.

Portfolio managers regularly review the Company’s holdings to determine if any investments in debt securities are other-than-temporarily impaired. The analysis includes reviewing the amount of the impairment, as well as the length of time it has been impaired.

The credit rating of the issuer, current credit rating trends, the trends of the issuer’s overall sector, the ability of the issuer to pay expected cash flows and the length of time the security has been in a loss position are considered in determining whether unrealized losses represent an other-than-temporary impairment. The Company did not have any credit-related losses in 2018, 2017 or 2016.

The following tables provide the fair value and gross unrealized losses of the Company’s investments in debt securities that were deemed to be temporarily impaired at December 31, 2018 and 2017, aggregated by investment category:

Temporarily Impaired Debt Securities at Dec 31, 2018 In millions	Less than 12 months		12 months or more			Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses		Fair Value	Unrealized Losses
Government debt [1]	$287	$(17)	$187	$	(6)	$474	$(23)
Corporate bonds	724	(58)	64		(5)	788	(63)
Total temporarily impaired debt securities	$1,011	$(75)	$251	$	(11)	$1,262	$(86)
1. U.S. Treasury obligations, U.S. agency obligations, agency mortgage-backed securities and other municipalities’ obligations.
Temporarily Impaired Debt Securities at Dec 31, 2017 In millions	Less than 12 months		12 months or more			Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses		Fair Value	Unrealized Losses
Government debt [1]	$295	$(4)	$151	$	(7)	$446	$(11)
Corporate bonds	163	(2)	19		(1)	182	(3)
Total temporarily impaired debt securities	$458	$(6)	$170	$	(8)	$628	$(14)
1.	U.S. Treasury obligations, U.S. agency obligations, agency mortgage-backed securities and other municipalities’ obligations.

Equity Securities

The Company’s investments in equity securities with a readily determinable fair value totaled $16 million at December 31, 2018 ($140 million at December 31, 2017). The aggregate carrying value of the Company’s investments in equity securities where fair value is not readily determinable totaled $206 million at December 31, 2018, reflecting the carrying value of the investments. There were no material adjustments to the carrying value of the not readily determinable investments for impairment or observable price changes for the year ended December 31, 2018. The net unrealized gain recognized in earnings on equity securities totaled $7 million for the year ended December 31, 2018.

Repurchase and Reverse Repurchase Agreement Transactions

The Company enters into repurchase and reverse repurchase agreements. These transactions are accounted for as collateralized borrowings and lending transactions bearing a specified rate of interest and are short-term in nature with original maturities of 30 days or less. The underlying collateral is typically treasury bills with longer maturities than the repurchase agreement. The impact of these transactions is not material to the Company’s results. There were no repurchase or reverse repurchase agreements outstanding at December 31, 2018 and 2017.

Risk Management

Dow’s business operations give rise to market risk exposure due to changes in foreign exchange rates, interest rates, commodity prices and other market factors such as equity prices. To manage such risks effectively, the Company enters into hedging transactions, pursuant to established guidelines and policies that enable it to mitigate the adverse effects of financial market risk. Derivatives used for this purpose are designated as hedges per the accounting guidance related to derivatives and hedging activities, where appropriate. A secondary objective is to add value by creating additional non-specific exposure within established limits and policies; derivatives used for this purpose are not designated as hedges. The potential impact of creating such additional exposures is not material to the Company’s results. Accounting guidance requires companies to recognize all derivative instruments as either assets or liabilities at fair value.

The Company’s risk management program for interest rate, foreign currency and commodity risks is based on fundamental, mathematical and technical models that take into account the implicit cost of hedging. Risks created by derivative instruments and the mark-to-market valuations of positions are strictly monitored at all times, using value-at-risk and stress tests. Counterparty credit risk arising from these contracts is not significant because the Company minimizes counterparty concentration, deals primarily with major financial institutions of solid credit quality, and the majority of its hedging transactions mature in less than three months. In addition, the Company minimizes concentrations of credit risk through its global orientation by transacting with large, internationally diversified financial counterparties. It is the Company’s policy to not have credit risk-related contingent features in its derivative instruments. No significant concentration of counterparty credit risk existed at December 31, 2018. The Company does not anticipate losses from credit risk, and the net cash requirements arising from counterparty risk associated with risk management activities are not expected to be material in 2019.

The Company revises its strategies as market conditions dictate and management reviews its overall financial strategies and the impacts from using derivatives in its risk management program with the Company’s senior leadership who also reviews these strategies with the DowDuPont Board and/or relevant committees thereof.

The notional amounts of the Company’s derivative instruments presented on a net basis at December 31, 2018 and 2017, were as follows:

Notional Amounts - Net In millions	Dec 31, 2018	Dec 31, 2017 [1]
Derivatives designated as hedging instruments:
Interest rate swaps	$2,049	$185
Foreign currency contracts	$4,457	$4,343
Derivatives not designated as hedging instruments:
Interest rate swaps	$5	$—
Foreign currency contracts	$19,285	$12,041

1.  Prior period amounts were previously presented on a gross basis and have been updated to conform with the current year net presentation.

The notional amounts of the Company’s commodity derivatives at December 31, 2018 and 2017, were as follows:

Commodity Notionals - Net	Dec 31, 2018	Dec 31, 2017 [1]	Notional Volume Unit
Derivatives designated as hedging instruments:
Hydrocarbon derivatives	39.9	71.3	million barrels of oil equivalent
Seed derivatives	—	3.9	million bushels
Derivatives not designated as hedging instruments:
Hydrocarbon derivatives	1.2	4.1	million barrels of oil equivalent
Power derivatives	73.9	—	thousands of megawatt hours
1.	Prior period amounts were previously presented on a gross basis and have been updated to conform with the current year net presentation.

Interest Rate Risk Management

The main objective of interest rate risk management is to reduce the total funding cost to the Company and to alter the interest rate exposure to the desired risk profile. To achieve this objective, the Company hedges using interest rate swaps, “swaptions,” and exchange-traded instruments. At December 31, 2018, the Company had open interest rate swaps with maturity dates that extend through 2022.

Foreign Currency Risk Management

The global nature of Dow’s business requires active participation in the foreign exchange markets. The Company has assets, liabilities and cash flows in currencies other than the U.S. dollar. The primary objective of the Company’s foreign currency risk management is to optimize the U.S. dollar value of net assets and cash flows. To achieve this objective, the Company hedges on a net exposure basis using foreign currency forward contracts, over-the-counter option contracts, cross-currency swaps and nonderivative instruments in foreign currencies. Exposures primarily relate to assets, liabilities and bonds denominated in foreign currencies, as well as economic exposure, which is derived from the risk that currency fluctuations could affect the dollar value of future cash flows related to operating activities. At December 31, 2018, the Company had foreign currency contracts with various expiration dates, through 2019.

Commodity Risk Management

The Company has exposure to the prices of commodities in its procurement of certain raw materials. The primary purpose of commodity hedging activities is to manage the price volatility associated with these forecasted inventory purchases. At December 31, 2018, the Company had futures contracts, options and swaps to buy, sell or exchange commodities. These agreements have various expiration dates through 2022.

Derivatives Not Designated in Hedging Relationships

Foreign Currency Contracts

The Company also uses foreign exchange forward contracts, options and cross-currency swaps that are not designated as hedging instruments primarily to manage foreign currency exposure.

Commodity Contracts

The Company utilizes futures, options and swap instruments that are effective as economic hedges of commodity price exposures, but do not meet hedge accounting criteria for derivatives and hedging, to reduce exposure to commodity price fluctuations on purchases of raw materials and inventory.

Interest Rate Contracts

The Company uses swap instruments that are not designated as hedging instruments to manage the interest rate exposures. Dow uses interest rate swaps, “swaptions,” and exchange-traded instruments to accomplish this objective.

Accounting for Derivative Instruments and Hedging Activities

Cash Flow Hedges

For derivatives that are designated and qualify as cash flow hedging instruments, the gain or loss on the derivative is recorded in AOCL; it is reclassified to income in the same period or periods that the hedged transaction affects income. The unrealized amounts in AOCL fluctuate based on changes in the fair value of open contracts at the end of each reporting period. The Company anticipates volatility in AOCL and net income from its cash flow hedges. The amount of volatility varies with the level of derivative activities and market conditions during any period.

The net gain from interest rate hedges included in AOCL at December 31, 2018 was $23 million after tax (net loss of $3 million after tax at December 31, 2017). These contracts have maturity dates that extend through 2022.

The Company had open foreign currency contracts designated as cash flow hedges of the currency risk associated with forecasted transactions not extending beyond 2019. The portion of the mark-to-market effects of the foreign currency contracts is recorded in AOCL; it is reclassified to income in the same period or periods that the underlying item affects income. The net gain from the foreign currency hedges included in AOCL at December 31, 2018 was $15 million after tax (net loss of $19 million after tax at December 31, 2017).

Commodity swaps, futures and option contracts with maturities of not more than 60 months are utilized and designated as cash flow hedges of forecasted commodity purchases. Current open contracts hedge forecasted transactions until December 2022. The designated portion of the mark-to-market effect of the cash flow hedge instrument is recorded in AOCL; it is reclassified to income in the same period or periods that the underlying commodity purchase affects income. The net loss from commodity hedges included in AOCL at December 31, 2018 was $87 million after tax (net loss of $73 million after tax at December 31, 2017).

Fair Value Hedges

For interest rate swap instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current period income and reflected as “Interest expense and amortization of debt discount” in the consolidated statements of income. The short-cut method is used when the criteria are met. At December 31, 2018 and 2017, the Company had no open interest rate swaps designated as fair value hedges of underlying fixed rate debt obligations.

Net Foreign Investment Hedges

For derivative instruments that are designated and qualify as net foreign investment hedges, the designated portion of the gain or loss on the derivative is included in “Cumulative translation adjustments” in AOCL. The Company had outstanding foreign-currency denominated debt designated as a hedge of net foreign investment of $182 million at December 31, 2018 ($177 million at December 31, 2017). The results of hedges of the Company’s net investment in foreign operations included in “Cumulative translation adjustments” in AOCL was a net gain of $113 million after tax for the year ended December 31, 2018 (net loss of $76 million after tax for the year ended December 31, 2017).

Amounts to be Reclassified within the Next Twelve Months

The net after-tax amounts to be reclassified from AOCL to income within the next 12 months are a $45 million loss for commodity contracts, a $13 million gain for foreign currency contracts and a $1 million gain for interest rate contracts.

The following tables provide the fair value and gross balance sheet classification of derivative instruments at December 31, 2018 and 2017:

Fair Value of Derivative Instruments		Dec 31, 2018
In millions	Balance Sheet Classification	Gross	Counterparty and Cash Collateral Netting [1]	Net Amounts Included in the Consolidated Balance Sheets
Asset derivatives:
Derivatives designated as hedging instruments:
Foreign currency contracts	Other current assets	$98	$(42)	$56
Commodity contracts	Other current assets	47	(13)	34
Commodity contracts	Deferred charges and other assets	18	(3)	15
Total		$163	$(58)	$105
Derivatives not designated as hedging instruments:
Foreign currency contracts	Other current assets	$128	$(64)	$64
Commodity contracts	Other current assets	41	(1)	40
Commodity contracts	Deferred charges and other assets	4	(2)	2
Total		$173	$(67)	$106
Total asset derivatives		$336	$(125)	$211

Liability derivatives:
Derivatives designated as hedging instruments:
Interest rate swaps	Other noncurrent obligations	$64	$—	$64
Foreign currency contracts	Accrued and other current liabilities	46	(42)	4
Commodity contracts	Accrued and other current liabilities	111	(18)	93
Commodity contracts	Other noncurrent obligations	86	(9)	77
Total		$307	$(69)	$238
Derivatives not designated as hedging instruments:
Foreign currency contracts	Accrued and other current liabilities	$103	$(64)	$39
Commodity contracts	Accrued and other current liabilities	7	(4)	3
Commodity contracts	Other noncurrent obligations	8	(3)	5
Total		$118	$(71)	$47
Total liability derivatives		$425	$(140)	$285
1.

Counterparty and cash collateral amounts represent the estimated net settlement amount when applying netting and set-off rights included in master netting arrangements between Dow and its counterparties and the payable or receivable for cash collateral held or placed with the same counterparty.

Fair Value of Derivative Instruments		Dec 31, 2017
In millions	Balance Sheet Classification	Gross	Counterparty and Cash Collateral Netting [1]		Net Amounts Included in the Consolidated Balance Sheets
Asset derivatives:
Derivatives designated as hedging instruments:
Foreign currency contracts	Other current assets	$51	$	(46)	$5
Commodity contracts	Other current assets	20		(4)	16
Commodity contracts	Deferred charges and other assets	70		(5)	65
Total		$141	$	(55)	$86
Derivatives not designated as hedging instruments:
Foreign currency contracts	Other current assets	$75	$	(58)	$17
Commodity contracts	Other current assets	50		(5)	45
Commodity contracts	Deferred charges and other assets	7		(3)	4
Total		$132	$	(66)	$66
Total asset derivatives		$273	$	(121)	$152

Liability derivatives:
Derivatives designated as hedging instruments:
Interest rate swaps	Other noncurrent obligations	$4	$	—	$4
Foreign currency contracts	Accrued and other current liabilities	109		(46)	63
Commodity contracts	Accrued and other current liabilities	96		(15)	81
Commodity contracts	Other noncurrent obligations	143		(12)	131
Total		$352	$	(73)	$279
Derivatives not designated as hedging instruments:
Foreign currency contracts	Accrued and other current liabilities	$107	$	(58)	$49
Commodity contracts	Accrued and other current liabilities	45		(6)	39
Commodity contracts	Other noncurrent obligations	8		(3)	5
Total		$160	$	(67)	$93
Total liability derivatives		$512	$	(140)	$372
1.

Counterparty and cash collateral amounts represent the estimated net settlement amount when applying netting and set-off rights included in master netting arrangements between Dow and its counterparties and the payable or receivable for cash collateral held or placed with the same counterparty.

Assets and liabilities related to forward contracts, interest rate swaps, currency swaps, options and other conditional or exchange contracts executed with the same counterparty under a master netting arrangement are netted. Collateral accounts are netted with corresponding assets or liabilities, when applicable. The Company posted cash collateral of $26 million at December 31, 2018 ($21 million at December 31, 2017). Counterparties posted cash collateral of $34 million with the Company at December 31, 2018 (zero at December 31, 2017).

Effect of Derivative Instruments		Amount of gain (loss) recognized in OCI [1]					Amount of gain (loss) recognized in income [2]
In millions	2018		2017		2016	2018		2017		2016	Income Statement Classification
Derivatives designated as hedging instruments:
Fair value hedges:
Interest rate swaps	$	—	$	—	$—	$	—	$	(2)	$—	Interest expense and amortization of debt discount [3]
Cash flow hedges:
Interest rate swaps		26		2	2		(3)		4	6	Interest expense and amortization of debt discount
Foreign currency contracts		19		(30)	8		(18)		7	(5)	Cost of sales
Foreign currency contracts		(3)		(5)	25		—		(17)	(13)	Sundry income (expense) - net
Commodity contracts		(45)		35	55		(69)		7	(28)	Cost of sales
Net investment hedges:
Foreign currency contracts		116		(73)	5		—		—	—
Total derivatives designated as hedging instruments	$	113	$	(71)	$95	$	(90)	$	(1)	$(40)
Derivatives not designated as hedging instruments:
Foreign currency contracts	$	—	$	—	$—	$	101	$	(289)	$(180)	Sundry income (expense) - net
Commodity contracts		—		—	—		(12)		(9)	6	Cost of sales
Total derivatives not designated as hedging instruments	$	—	$	—	$—	$	89	$	(298)	$(174)
Total derivatives	$	113	$	(71)	$95	$	(1)	$	(299)	$(214)
1.	OCI is defined as other comprehensive income (loss).
2.	Pretax amounts.
3.	Gain (loss) recognized in income of derivatives is offset by gain (loss) recognized in income of the hedged item.

NOTE 22 – FAIR VALUE MEASUREMENTS

Fair Value Measurements on a Recurring Basis

The following table summarizes the bases used to measure certain assets and liabilities at fair value on a recurring basis:

Basis of Fair Value Measurements on a Recurring Basis	Dec 31, 2018				Dec 31, 2017
In millions	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets at fair value:
Cash equivalents [1]	$—	$566	$—	$566	$—	$2,280	$—	$2,280
Marketable securities	—	100	—	100	—	4	—	4
Interests in trade accounts receivable conduits [2]	—	—	—	—	—	—	677	677
Equity securities [3]	16	—	—	16	88	52	—	140
Debt securities: [3]
Government debt [4]	—	700	—	700	—	639	—	639
Corporate bonds	—	983	—	983	—	733	—	733
Derivatives relating to: [5]
Foreign currency	—	226	—	226	—	126	—	126
Commodities	17	93	—	110	47	100	—	147
Total assets at fair value	$33	$2,668	$—	$2,701	$135	$3,934	$677	$4,746
Liabilities at fair value:
Long-term debt including debt due within one year [6]	$—	$20,214	$—	$20,214	$—	$22,615	$—	$22,615
Derivatives relating to: [5]
Interest rates	—	64	—	64	—	4	—	4
Foreign currency	—	149	—	149	—	216	—	216
Commodities	23	189	—	212	31	261	—	292
Total liabilities at fair value	$23	$20,616	$—	$20,639	$31	$23,096	$—	$23,127
1.	Treasury bills, time deposits, and money market funds included in “Cash and cash equivalents” in the consolidated balance sheets and held at amortized cost, which approximates fair value.
2.	Included in “Accounts and notes receivable – Other” in the consolidated balance sheets. See Note 14 for additional information on transfers of financial assets.
3.	The Company’s investments in debt securities, which are primarily available-for-sale, and equity securities are included in “Other investments” in the consolidated balance sheets.
4.	U.S. Treasury obligations, U.S. agency obligations, agency mortgage-backed securities and other municipalities’ obligations.
5.	See Note 21 for the classification of derivatives in the consolidated balance sheets.
6.	See Note 21 for information on fair value measurements of long-term debt.

For assets and liabilities classified as Level 1 measurements (measured using quoted prices in active markets), total fair value is either the price of the most recent trade at the time of the market close or the official close price, as defined by the exchange on which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs.

For assets and liabilities classified as Level 2 measurements, where the security is frequently traded in less active markets, fair value is based on the closing price at the end of the period; where the security is less frequently traded, fair value is based on the price a dealer would pay for the security or similar securities, adjusted for any terms specific to that asset or liability, or by using observable market data points of similar, more liquid securities to imply the price. Market inputs are obtained from well-established and recognized vendors of market data and subjected to tolerance and quality checks.

For derivative assets and liabilities, standard industry models are used to calculate the fair value of the various financial instruments based on significant observable market inputs, such as foreign exchange rates, commodity prices, swap rates, interest rates and implied volatilities obtained from various market sources. Market inputs are obtained from well-established and recognized vendors of market data and subjected to tolerance/quality checks.

For all other assets and liabilities for which observable inputs are used, fair value is derived through the use of fair value models, such as a discounted cash flow model or other standard pricing models. See Note 21 for further information on the types of instruments used by the Company for risk management.

There were no transfers between Levels 1 and 2 in the years ended December 31, 2018 and 2017.

For assets classified as Level 3 measurements, the fair value is based on significant unobservable inputs including assumptions where there is little, if any, market activity. The fair value of the Company’s interests held in trade accounts receivable conduits is determined by calculating the expected amount of cash to be received using the key input of anticipated credit losses in the portfolio of receivables sold that have not yet been collected. Given the short-term nature of the underlying receivables, discount rate and prepayments are not factors in determining the fair value of the interests. See Note 14 for further information on assets classified as Level 3 measurements.

For equity securities calculated at net asset value per share (or its equivalent), the Company had $120 million in private market securities and $29 million in real estate at December 31, 2018. There are no redemption restrictions and the underfunded commitments on these investments were $89 million at December 31, 2018.

The following table summarizes the changes in fair value measurements using Level 3 inputs for the years ended December 31, 2018 and 2017:

Fair Value Measurements Using Level 3 Inputs for Interests Held in Trade Accounts Receivable Conduits [1]		2018	2017
In millions
Balance at Jan 1		$677	$1,237
Gain (loss) included in earnings [2]		3	(8)
Purchases [3]		—	8,910
Settlements [3,4]		(680)	(9,462)
Balance at Dec 31		$—	$677

1.  Included in “Accounts and notes receivable – Other” in the consolidated balance sheets.

2.  Included in “Selling, general and administrative expenses” in the consolidated statements of income.

3.  Presented in accordance with ASU 2016-15. See Notes 1 and 2 for additional information. In connection with the review and implementation of ASU 2016-15, the Company also changed the prior year value of “Purchases” and “Settlements” due to additional interpretive guidance of the required method for calculating the cash received from beneficial interests in the conduits, including additional guidance from the SEC’s Office of the Chief Accountant issued in the third quarter of 2018 that indicated an entity must evaluate daily transaction activity to calculate the value of cash received from beneficial interests in conduits.

4.  Includes noncash transactions of $23 million for the year ended December 31, 2018.

Fair Value Measurements on a Nonrecurring Basis

The following table summarizes the bases used to measure certain assets at fair value on a nonrecurring basis in the consolidated balance sheets in 2018, 2017 and 2016:

Basis of Fair Value Measurements on a Nonrecurring Basis at Dec 31	(Level 1)	(Level 3)	Total Losses
In millions
2018
Assets at fair value:
Long-lived assets and other assets	$—	$17	$(261)
2017
Assets at fair value:
Long-lived assets, intangible assets, other assets and equity method investments	$—	$61	$(1,226)
Goodwill	$—	$—	$(1,491)
2016
Assets at fair value:
Long-lived assets, other assets and equity method investments	$46	$—	$(296)

2018 Fair Value Measurements on a Nonrecurring Basis

The Company has or will shut down a number of manufacturing, R&D, other non-manufacturing facilities and corporate facilities around the world as part of its restructuring programs. In 2018, the write-down of inventory, corporate facilities and all but one manufacturing facility and related assets, were written down to zero. The remaining manufacturing facility, which was classified as a Level 3 measurement, was written down to a fair value of $17 million using unobservable inputs, including assumptions a market participant would use to measure the fair value of the group of assets, which included a third party appraisal. The impairment charges related to the restructuring programs, totaling $227 million, were included in “Restructuring, goodwill impairment and asset related charges - net” in the consolidated statements of income. See Note 7 for additional information on the Company’s restructuring activities.

In 2018, the Company recognized an additional pretax impairment charge of $34 million related primarily to capital additions made to the biopolymers manufacturing facility in Santa Vitoria, Minas Gerais, Brazil, that was impaired in 2017. The assets were written down to zero in 2018. The impairment charge was included in “Restructuring, goodwill impairment and asset related charges - net” in the consolidated statements of income. See Note 7 for additional information on the Company’s restructuring activities.

2017 Fair Value Measurements on a Nonrecurring Basis

The Company has or will shut down a number of manufacturing, R&D and corporate facilities around the world as part of the Synergy Program. The manufacturing facilities and related assets (including intangible assets), corporate facilities and data centers associated with this plan were written down to zero in the fourth quarter of 2017. The impairment charges related to the Synergy Program, totaling $287 million, were included in “Restructuring, goodwill impairment and asset related charges - net” in the consolidated statements of income. See Note 7 for additional information on the Company’s restructuring activities.

In the fourth quarter of 2017, the Company recognized a $622 million pretax impairment charge related to a biopolymers manufacturing facility in Santa Vitoria, Minas Gerais, Brazil. The Company determined it would not pursue an expansion of the facility’s ethanol mill into downstream derivative products, primarily as a result of cheaper ethane-based production as well as the Company’s new assets coming online on the U.S. Gulf Coast which can be used to meet growing market demands in Brazil. As a result of this decision, cash flow analysis indicated the carrying amount of the impacted assets was not recoverable and the assets were written down to zero in the fourth quarter of 2017. The impairment charge was included in “Restructuring, goodwill impairment and asset related charges - net” in the consolidated statements of income. See Notes 7 and 23 for additional information.

The Company also recognized other pretax impairment charges of $317 million in the fourth quarter of 2017, including charges related to manufacturing assets of $230 million, an equity method investment of $81 million and other assets of $6 million. The assets, classified as Level 3 measurements, were valued at $61 million using unobservable inputs, including assumptions a market participant would use to measure the fair value of the group of assets, which included projected cash flows. The impairment charges were included in “Restructuring, goodwill impairment and asset related charges - net” in the consolidated statements of income. See Notes 7 and 23 for additional information.

In the fourth quarter of 2017, the Company performed its annual goodwill impairment testing utilizing a discounted cash flow methodology as its valuation technique. As a result, the Company determined the fair value of the Coatings & Performance Monomers reporting unit was lower than its carrying amount and recorded an impairment charge of $1,491 million, included in “Restructuring, goodwill impairment and asset related charges - net” in the consolidated statements of income. See Note 13 for additional information on the impairment charge.

2016 Fair Value Measurements on a Nonrecurring Basis

As part of the 2016 restructuring plan, the Company shut down a number of manufacturing and corporate facilities. The manufacturing facilities and related assets, corporate facilities and data centers associated with this plan were written down to zero in the second quarter of 2016. The Company also rationalized its aircraft fleet in the second quarter of 2016. Certain aircraft, classified as a Level 3 measurement, were considered held for sale and written down to fair value, using unobservable inputs, including assumptions a market participant would use to measure the fair value of the aircraft. The aircraft were subsequently sold in the second half of 2016. The impairment charges related to the 2016 restructuring plan, totaling $153 million, were included in “Restructuring, goodwill impairment and asset related charges - net” in the consolidated statements of income. See Note 7 for additional information on the Company’s restructuring activities.

The Company recognized an impairment charge of $143 million in the fourth quarter of 2016, related to its equity interest in AFSI. This investment, classified as a Level 1 measurement, was written down to $46 million using quoted prices in an active market. The impairment charge was included in “Restructuring, goodwill impairment and asset related charges - net” in the consolidated statements of income. See Notes 7 and 12 for additional information.

NOTE 23 – VARIABLE INTEREST ENTITIES

Consolidated Variable Interest Entities (“VIEs”)

The Company holds a variable interest in the following joint ventures or entities for which it is the primary beneficiary.

Asia Pacific joint ventures

The Company has variable interests in three joint ventures that own and operate manufacturing and logistics facilities, which produce chemicals and provide services in Asia Pacific. The Company’s variable interests in these joint ventures relate to arrangements between the joint ventures and the Company, involving the majority of the output on take-or-pay terms with pricing ensuring a guaranteed return to the joint ventures.

Polishing materials joint venture

The Company has variable interests in a joint venture that manufactures products in Japan for the semiconductor industry. Each joint venture partner holds several equivalent variable interests, with the exception of a royalty agreement held exclusively between the joint venture and the Company. In addition, the entire output of the joint venture is sold to the Company for resale to third-party customers.

Ethylene storage joint venture

The Company has variable interests in a joint venture that provides ethylene storage in Alberta, Canada. The Company’s variable interests relate to arrangements involving a majority of the joint venture’s storage capacity on take-or-pay terms with pricing ensuring a guaranteed return to the joint venture; and favorably priced leases provided to the joint venture. The Company provides the joint venture with operation and maintenance services and utilities.

Ethanol production and cogeneration in Brazil

The Company held a variable interest in a joint venture located in Brazil that produces ethanol from sugarcane. In August 2015, the partner exercised an equity option which required Dow to purchase their equity interest. On March 31, 2016, the partner’s equity investment transferred to the Company. On July 11, 2016, the Company paid $202 million to the former partner, which was classified as “Purchases of noncontrolling interests” in the consolidated statements of cash flows. This former joint venture is now 100 percent owned by the Company. The Company continues to hold variable interests in a related entity that owns a cogeneration facility. The Company’s variable interests are the result of a tolling arrangement where it provides fuel to the entity and purchases a majority of the cogeneration facility’s output on terms that ensure a return to the entity’s equity holders.

Assets and Liabilities of Consolidated VIEs

The Company’s consolidated financial statements include the assets, liabilities and results of operations of VIEs for which the Company is the primary beneficiary. The other equity holders’ interests are reflected in “Net income attributable to noncontrolling interests” in the consolidated statements of income and “Noncontrolling interests” in the consolidated balance sheets.

The following table summarizes the carrying amounts of these entities’ assets and liabilities included in the Company’s consolidated balance sheets at December 31, 2018 and 2017:

Assets and Liabilities of Consolidated VIEs at Dec 31 In millions	2018	2017
Cash and cash equivalents	$82	$107
Other current assets	114	131
Net property	734	907
Other noncurrent assets	45	50
Total assets [1]	$975	$1,195
Current liabilities	$334	$303
Long-term debt	75	249
Other noncurrent obligations	31	41
Total liabilities [2]	$440	$593
1.	All assets were restricted at December 31, 2018 and 2017.
2.	All liabilities were nonrecourse at December 31, 2018 and 2017.

In addition, the Company holds a variable interest in an entity created to monetize accounts receivable of select European entities. Dow is the primary beneficiary of this entity as a result of holding subordinated notes while maintaining servicing responsibilities for the accounts receivable. The carrying amounts of assets and liabilities included in the Company’s consolidated balance sheets pertaining to this entity were current assets of zero (zero restricted) at December 31, 2018 ($671 million, zero restricted, at December 31, 2017) and current liabilities of zero (zero nonrecourse) at December 31, 2018 (less than $1 million, zero nonrecourse, at December 31, 2017).

Amounts presented in the consolidated balance sheets and the table above as restricted assets or nonrecourse obligations relating to consolidated VIEs at December 31, 2018 and 2017 are adjusted for intercompany eliminations and parental guarantees.

Nonconsolidated VIEs

The Company holds a variable interest in the following entities for which Dow is not the primary beneficiary.

Polysilicon joint venture

As a result of the Dow Silicones ownership restructure, the Company holds variable interests in Hemlock Semiconductor L.L.C. The variable interests relate to an equity interest held by the Company and arrangements between the Company and the joint venture to provide services. The Company is not the primary beneficiary, as it does not direct the activities that most significantly impact the economic performance of this entity; therefore, the entity is accounted for under the equity method of accounting. At December 31, 2018, the Company had a negative investment basis of $495 million in this joint venture (negative $752 million at December 31, 2017), classified as “Other noncurrent obligations” in the consolidated balance sheets. The Company’s maximum exposure to loss was zero at December 31, 2018 (zero at December 31, 2017). See Note 12 for additional information on this joint venture.

Silicon joint ventures

Also as a result of the Dow Silicones ownership restructure, the Company holds minority voting interests in certain joint ventures that produce silicon inputs for the Company. These joint ventures operate under supply agreements that sell inventory to the equity owners using pricing mechanisms that guarantee a return, therefore shielding the joint ventures from the obligation to absorb expected losses. As a result of the pricing mechanisms of these agreements, these entities are determined to be VIEs. The Company is not the primary beneficiary, as it does not hold the power to direct the activities that most significantly impact the economic performance of these entities; therefore, the entities are accounted for under the equity method of accounting. The Company’s maximum exposure to loss as a result of its involvement with these variable interest entities is determined to be the carrying value of the investment in these entities. At December 31, 2018, the Company’s investment in these joint ventures was $100 million ($103 million at December 31, 2017), classified as “Investment in nonconsolidated affiliates” in the consolidated balance sheets, representing the Company’s maximum exposure to loss.

AFSI

The Company holds a variable interest in AFSI, a company that produces and sells proprietary technologies for the horticultural market. The variable interest in AFSI relates to a tax receivable agreement that entitles Dow to additional consideration in the form of tax savings, which is contingent on the operations and earnings of AFSI. The Company is not the primary beneficiary, as Dow is a minority shareholder in AFSI and AFSI is governed by a board of directors, the composition of which is mandated by AFSI’s corporate governance requirements that a majority of the directors be independent.

On April 4, 2017, the Company entered into a stock purchase agreement to purchase up to 5,070,358 shares of AFSI’s common stock, which represented approximately 10 percent of AFSI’s common stock outstanding at signing of the agreement, subject to certain terms and conditions. On November 19, 2018, the stock purchase agreement concluded. The Company’s investment in AFSI was $48 million at December 31, 2018 ($51 million at December 31, 2017), classified as “Investment in nonconsolidated affiliates” in the consolidated balance sheets. In the fourth quarter of 2016, as a result of a decline in the market value of AFSI, the Company recognized a $143 million pretax impairment charge related to its equity interest in AFSI, recorded in “Restructuring, goodwill impairment and asset related charges - net” in the consolidated statements of income (see Notes 12 and 22 for further information).

At December 31, 2018, the Company’s receivable with AFSI related to the tax receivable agreement was $8 million ($4 million at December 31, 2017), classified as “Accounts and notes receivable - Other” in the consolidated balance sheets. The Company’s maximum exposure to loss was $56 million at December 31, 2018 ($55 million at December 31, 2017).

Crude acrylic acid joint venture

The Company held a variable interest in a joint venture that manufactured crude acrylic acid in the United States and Germany on behalf of the Company and the other joint venture partner. The variable interest related to a cost-plus arrangement between the joint venture and each joint venture partner. The Company was not the primary beneficiary, as a majority of the joint venture’s output was committed to the other joint venture partner; therefore, the entity was accounted for under the equity method of accounting.

In the fourth quarter of 2017, the joint venture was dissolved by mutual agreement with return of the originally contributed assets to the partners. The carrying value of the Company’s investment prior to the dissolution was $168 million, which was also determined to be fair value, therefore, no gain or loss was recognized as a result of the transaction. The fair value of assets recognized included $47 million of cash, $67 million of other assets and $48 million of goodwill (net of $6 million settlement of an affiliate’s pre-existing obligation).

NOTE 24 – RELATED PARTY TRANSACTIONS

Effective with the Merger, Dow reports transactions with DowDuPont and DuPont and its affiliates as related party transactions.

DowDuPont

The Company has committed to fund a portion of DowDuPont’s share repurchases, dividends paid to common stockholders and certain governance expenses. Funding is accomplished through intercompany loans. On a quarterly basis, the Company’s Board reviews and determines a dividend distribution to DowDuPont to settle the intercompany loans. The dividend distribution considers the level of the Company’s earnings and cash flows and the outstanding intercompany loan balances. In 2018, the Company declared and paid dividends to DowDuPont of $3,711 million ($1,056 million in 2017). At December 31, 2018, the Company’s outstanding intercompany loan balance was insignificant (insignificant at December 31, 2017). In addition, at December 31, 2018, Dow had a receivable related to a tax sharing agreement with DowDuPont of $89 million ($354 million at December 31, 2017), included in “Accounts and notes receivable - Other” in the consolidated balance sheets.

DuPont and its Affiliates

Dow sells to and procures from DuPont and its affiliates certain feedstocks, energy and raw materials that are consumed in each company’s manufacturing process. In addition, Dow and DuPont have tolling arrangements and recognize product sales for agriculture products. The following table presents amounts due to or due from DuPont and its affiliates at December 31, 2018:

Balances Due To or Due From DuPont and its Affiliates In millions	Dec 31, 2018	Dec 31, 2017
Accounts and notes receivable - Other	$288	$26
Accounts payable - Other	$201	$12

The following table presents revenue earned and expenses incurred related to transactions with DuPont and its affiliates:

Sales to DuPont and its Affiliates In millions	2018
Net sales	$320
Cost of sales	$219

The Company also transferred certain feedstocks and energy to DuPont at cost which totaled $343 million in 2018 and was reflected in “Cost of sales” in the consolidated statements of income.

Purchases from DuPont and its affiliates were $261 million in 2018 (insignificant for the period September 1, 2017 through December 31, 2017).

NOTE 25 – BUSINESS AND GEOGRAPHIC REGIONS

Effective with the Merger, Dow’s business activities are components of its parent company’s business operations. Dow’s business activities, including the assessment of performance and allocation of resources, ultimately are reviewed and managed by DowDuPont. Information used by the chief operating decision maker of Dow relates to the Company in its entirety. Accordingly, there are no separate reportable business segments for the Company under ASC Topic 280 “Segment Reporting” and the Company’s business results are reported in this Form 10-K as a single operating segment. See Note 3 for additional information on the Merger.

Beginning in the third quarter of 2018, Dow realigned the following joint ventures, product lines and principal product groups in preparation for the Intended Business Separations:

•

Realignment of the HSC Group joint ventures (DC HSC Holdings LLC and Hemlock Semiconductor L.L.C.) from the Consumer Solutions principal product group to the Electronics & Imaging principal product group.

•	Realignment of certain cellulosics product lines from the Nutrition & Health principal product group to the Consumer Solutions principal product group.
•	Certain roofing products were realigned from the Safety & Construction principal product group to Corporate.
•	Realignment of the previously divested Epoxy and Chlorinated Organics principal product groups to Corporate.
•	The Construction Chemicals principal product group was combined with the Polyurethanes & CAV principal product group.

•	Certain product lines associated with the oil and gas industry were realigned from the Industrial Solutions principal product group to the Polyurethanes & CAV principal product group.

These reporting changes were retrospectively applied to all periods presented.

Principal Product Groups

Dow combines science and technology to develop innovative solutions that are essential to human progress. Dow has one of the strongest and broadest toolkits in the industry, with robust technology, asset integration, scale and competitive capabilities that enable it to address complex global issues. Dow’s market-driven, industry-leading portfolio of advanced materials, industrial intermediates and plastics deliver a broad range of differentiated technology-based products and solutions to customers in 175 countries in high-growth markets such as packaging, infrastructure and consumer care. The Company’s products are manufactured at 164 sites in 35 countries across the globe. In 2018, Dow had annual sales of approximately $60 billion. The following is a description of the Company’s principal product groups:

Principal Product Groups Aligned with the Materials Science Business

Coatings & Performance Monomers

Coatings & Performance Monomers makes critical ingredients and additives that help advance the performance of paints and coatings. The product grouping offers innovative and sustainable products to accelerate paint and coatings performance across diverse market segments, including architectural paints and coatings, as well as industrial coatings applications used in maintenance and protective industries, wood, metal packaging, traffic markings, thermal paper and leather. These products enhance coatings by improving hiding and coverage characteristics, enhancing durability against nature and the elements, reducing volatile organic compounds (“VOC”) content, reducing maintenance and improving ease of application. Coatings & Performance Monomers also manufactures critical building blocks based on acrylics needed for the production of coatings, textiles, and home and personal care products.

Consumer Solutions

Consumer Solutions uses innovative, versatile silicone-based technology to provide ingredients and solutions to customers in high performance building, consumer goods, elastomeric applications and the pressure sensitive adhesives industry that help them meet modern consumer preferences in attributes such as texture, feel, scent, durability and consistency; provides a wide array of silicone-based products and solutions that enable Dow’s customers to increase the appeal of their products, extend shelf life, improve performance of products under a wider range of conditions and provide a more sustainable offering; provides standalone silicone materials that are used as intermediates in a wide range of applications including adhesion promoters, coupling agents, crosslinking agents, dispersing agents and surface modifiers; and collaborates closely with global and regional brand owners to deliver innovative solutions for creating new and unrivaled consumer benefits and experiences in cleaning, laundry, skin and hair care applications, among others.

Hydrocarbons & Energy

Hydrocarbons & Energy is the largest global producer of ethylene, an internal feedstock, and a leading producer of propylene and aromatics products that are used to manufacture materials that consumers use every day. It also produces and procures the power and feedstocks used by the Company’s manufacturing sites.

Industrial Solutions

Industrial Solutions is the world’s largest producer of purified ethylene oxide. It provides a broad portfolio of solutions that address world needs by enabling and improving the manufacture of consumer and industrial goods and services, including products and innovations that minimize friction and heat in mechanical processes, manage the oil and water interface, deliver ingredients for maximum effectiveness, facilitate dissolvability, enable product identification and provide the foundational building blocks for the development of chemical technologies. Industrial Solutions supports manufacturers associated with a large variety of end-markets, notably better crop protection offerings in agriculture, coatings, detergents and cleaners, solvents for electronics processing, inks and textiles.

Packaging and Specialty Plastics

Packaging and Specialty Plastics serves growing, high-value sectors using world-class technology, broad existing product lines and a rich product pipeline that creates competitive advantages for the entire packaging value chain. Dow is also a leader in polyolefin elastomers and ethylene propylene diene monomer (“EPDM”) rubber serving automotive, consumer, wire and cable and construction markets. Market growth is expected to be driven by major shifts in population demographics; improving socioeconomic status in emerging geographies; consumer and brand owner demand for increased functionality; global efforts to reduce food waste; growth in telecommunications networks; global development of electrical transmission and distribution infrastructure; and renewable energy applications.

Polyurethanes & CAV

Polyurethanes & Chlor-Alkali & Vinyl (“CAV”) is the world’s largest producer of propylene oxide, propylene glycol and polyether polyols, and a leading producer of aromatic isocyanates and fully formulated polyurethane systems for rigid, semi-rigid and flexible foams, and coatings, adhesives, sealants, elastomers and composites that serve energy efficiency, consumer comfort, industrial and enhanced mobility market sectors. Polyurethanes & CAV provides cost advantaged chlorine and caustic soda supply and markets caustic soda, a valuable co-product of the chlor-alkali manufacturing process, and ethylene dichloride and vinyl chloride monomer. The product grouping also provides cellulose ethers, redispersible latex powders, silicones and acrylic emulsions used as key building blocks for differentiated building and construction materials across many market segments and applications ranging from roofing and flooring to gypsum-, cement-, concrete- or dispersion-based building materials.

Corporate

Corporate includes certain enterprise and governance activities (including insurance operations, environmental operations, etc.); non-business aligned joint ventures; gains and losses on sales of financial assets; non-business aligned litigation expenses; discontinued or non-aligned businesses; and foreign exchange gains (losses).

Principal Product Groups Aligned with the Agriculture Business

Crop Protection

Crop Protection serves the global production agriculture industry with crop protection products for field crops such as wheat, corn, soybean and rice, and specialty crops such as trees, fruits and vegetables. Principal crop protection products are weed control, disease control and insect control offerings for foliar or soil application or as a seed treatment.

Seed

Seed provides seed/plant biotechnology products and technologies to improve the productivity and profitability of its customers. Seed develops, produces and markets canola, cereals, corn, cotton, rice, soybean and sunflower seeds.

Principal Product Groups Aligned with the Specialty Products Business

Electronics & Imaging

Electronics & Imaging is a leading global supplier of differentiated materials and systems for a broad range of consumer electronics including mobile devices, television monitors, personal computers and electronics used in a variety of industries. Dow offers a broad portfolio of semiconductor and advanced packaging materials including chemical mechanical planarization (“CMP”) pads and slurries, photoresists and advanced coatings for lithography, metallization solutions for back-end-of-line advanced chip packaging, and silicones for light emitting diode (“LED”) packaging and semiconductor applications. This product line also includes innovative metallization processes for metal finishing, decorative and industrial applications and cutting-edge materials for the manufacturing of rigid and flexible displays for liquid crystal displays and quantum dot applications.

Industrial Biosciences

Industrial Biosciences is an innovator that works with customers to improve the performance, productivity and sustainability of their products and processes through advanced microbial control technologies such as advanced diagnostics and biosensors, ozone delivery technology and biological microbial control.

Nutrition & Health

Nutrition & Health uses cellulosics and other technologies to improve the functionality and delivery of food and the safety and performance of pharmaceutical products.

Safety & Construction

Safety & Construction unites market-driven science with the strength of highly regarded brands such as STYROFOAM™ brand insulation products, GREAT STUFF™ insulating foam sealants and adhesives, and DOW FILMTEC™ reverse osmosis and nanofiltration elements to deliver products to a broad array of markets including industrial, building and construction, consumer and water processing. Safety & Construction is a leader in the construction space, delivering insulation, air sealing and weatherization systems to improve energy efficiency, reduce energy costs and provide more sustainable buildings. Safety & Construction is also a leading provider of purification and separation technologies including reverse osmosis membranes and ion exchange resins to help customers with a broad array of separation and purification needs such as reusing waste water streams and making more potable drinking water.

Transportation & Advanced Polymers

Transportation & Advanced Polymers provides high-performance adhesives, lubricants and fluids to engineers and designers in the transportation, electronics and consumer end-markets. Key products include MOLYKOTE® lubricants, DOW CORNING® silicone solutions for healthcare, MULTIBASE™ TPSiV™ silicones for thermoplastics and BETASEAL™, BETAMATE™ and BETAFORCE™ structural and elastic adhesives.

The following table provides sales to external customers by principal product group:

Sales to External Customers by Principal Product Group In millions	2018	2017	2016
Coatings & Performance Monomers	$3,987	$3,761	$3,362
Consumer Solutions	5,660	5,067	3,077
Crop Protection	4,666	4,553	4,628
Electronics & Imaging	2,630	2,615	2,307
Hydrocarbons & Energy	7,401	6,831	5,088
Industrial Biosciences	500	484	419
Industrial Solutions	4,736	4,083	3,675
Nutrition & Health	598	563	529
Packaging and Specialty Plastics	15,239	14,110	13,316
Polyurethanes & CAV	10,368	8,548	7,143
Safety & Construction	1,983	1,932	1,877
Seed	1,003	1,393	1,545
Transportation & Advanced Polymers	1,202	1,167	897
Corporate	285	383	281
Other	20	18	14
Total	$60,278	$55,508	$48,158

Sales are attributed to geographic regions based on customer location; long-lived assets are attributed to geographic regions based on asset location. The United States is home to 52 of the Company’s 164 manufacturing sites, representing 67 percent of the Company’s long-lived assets value.

Geographic Region Information In millions	United States	EMEA [1]	Rest of World	Total
2018
Sales to external customers	$20,008	$18,148	$22,122	$60,278
Long-lived assets	$15,782	$2,921	$4,959	$23,662
2017
Sales to external customers	$19,166	$16,393	$19,949	$55,508
Long-lived assets	$15,715	$2,999	$5,098	$23,812
2016
Sales to external customers	$16,681	$13,633	$17,844	$48,158
Long-lived assets	$14,812	$2,708	$5,966	$23,486
1.	Europe, Middle East and Africa.

NOTE 26 - SELECTED QUARTERLY FINANCIAL DATA

2018 In millions, except per share amounts (Unaudited)	1st	2nd	3rd	4th	Year
Net sales	$ 14,899	$ 15,793	$14,976	$ 14,610	$60,278
Cost of sales	$ 11,552	$ 12,400	$11,933	$ 11,820	$47,705
Gross margin	$ 3,347	$ 3,393	$3,043	$ 2,790	$12,573
Restructuring, goodwill impairment and asset related charges - net [1]	$ 165	$ 98	$108	$ 249	$620
Integration and separation costs	$ 202	$ 231	$278	$ 333	$1,044
Net income [2]	$ 1,377	$ 1,310	$1,036	$ 910	$4,633
Net income attributable to The Dow Chemical Company	$ 1,342	$ 1,279	$1,000	$ 878	$4,499
1. See Note 7 for additional information. 2. Includes tax adjustments related to The Act, enacted on December 22, 2017. See Note 9 for additional information.
2017 In millions, except per share amounts (Unaudited)	1st	2nd	3rd	4th	Year
Net sales	$ 13,230	$ 13,834	$13,633	$ 14,811	$55,508
Cost of sales [1]	$ 10,194	$ 10,761	$10,663	$ 11,994	$43,612
Gross margin [1]	$ 3,036	$ 3,073	$2,970	$ 2,817	$11,896
Restructuring, goodwill impairment and asset related charges - net [2]	$ (1)	$ (12)	$139	$ 2,974	$3,100
Integration and separation costs	$ 109	$ 136	$283	$ 258	$786
Net income (loss) [3]	$ 915	$ 1,359	$805	$ (2,484)	$595
Net income (loss) attributable to The Dow Chemical Company	$ 888	$ 1,321	$783	$ (2,526)	$466
Earnings per common share - basic [4]	$ 0.74	$ 1.08	N/A	N/A	N/A
Earnings per common share - diluted [4]	$ 0.72	$ 1.07	N/A	N/A	N/A
Dividends declared per share of common stock [4,5]	$ 0.46	$ 0.46	$0.46	N/A	$1.38
Market price range of common stock: [4,6]
High	$ 65.00	$ 65.26	N/A	N/A	N/A
Low	$ 57.09	$ 60.20	N/A	N/A	N/A

1.  Previously reported amounts have been updated to reflect the impact of adoption of ASU 2017-07.

2.  See Note 7 for additional information.

3.  See Notes 6, 8, 9, 16 and 19 for additional information on items materially impacting “Net income (loss).” The fourth quarter of 2017 included: tax adjustments related to The Act, enacted on December 22, 2017; a gain related to the DAS Divested Ag Business; and, a charge related to payment of plan obligations to certain participants of a U.S. non-qualified pension plan. The third quarter of 2017 included a gain related to the sale of the Company’s EAA Business. The second quarter of 2017 included a gain related to the Nova patent infringement award. The first quarter of 2017 included a loss related to the Bayer CropScience arbitration matter.

4.  Effective with the Merger, all issued and outstanding shares of the Company’s common stock are owned solely by its parent, DowDuPont Inc.

5.  Dow declared its last dividend on common stock in July 2017.

6.  Composite price as reported by the New York Stock Exchange.